Exhibit 99.1

ITAU CORPBANCA Y FILIALES

Consolidated financial statements

December 31, 2017

(A free translation from the original in Spanish)

CONTENTS

Independent Auditor’s Report
Consolidated statement of financial position
Consolidated statement of income
Consolidated statement of comprehensive income
Consolidated statement of changes in equity
Consolidated statement of cash flows
Notes to the consolidated financial statements

	$-	Chilean pesos
MCh$	-	Million Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands United States dollars
MUS$	-	Million United States dollars
COP$	-	Colombian pesos
MCOP$	-	Millions Colombian pesos
UF	-	The Unidad de Fomento is a Chilean government inflation-indexed, peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate

INDEPENDENT AUDITOR’S REPORT

(A free translation from the original in Spanish)

Santiago, February 26, 2018

To the Shareholders and Directors

Itaú CorpBanca and subsidiaries

We have audited the accompanying consolidated financial statements of Itaú CorpBanca and subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2017 and 2016, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes thereto.

Management’s Responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting standards and instructions issued by the Superintendence of Banks and Financial Institutions. This responsibility includes designing, implementing and maintaining internal control relevant for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Chilean generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence on the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant for the preparation and fair presentation of the consolidated financial statements of the entity in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we do not express such kind of opinion. An audit also includes evaluating the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

PwC Chile - Av. Andrés Bello 2711 - piso 5, Las Condes - Santiago, Chile

RUT: 81.513,400-1 | T: (56) 2 2940 000 | www.pwc.cl

Opinion

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the financial position of Itaú CorpBanca and subsidiaries as of December 31, 2017 and 2016, and the results of its operations, and its cash flows for the years then ended, in conformity with accounting standards and instructions issued by the Superintendence of Banks and Financial Institutions.

/s/ Fernando Orihuela B.	/s/ PricewaterhouseCoopers
Fernando Orihuela B.
Rut: 22.216.857-0

2

Ch$	=	Figures expressed in Chilean pesos.
MCh$	=	Figures expressed in millions of Chilean pesos.
US$	=	Figures expressed in US dollars.
ThUS$	=	Figures expressed in thousands of US dollars.
MUS$	=	Figures expressed in millions of US dollars.
COP$	=	Figures expressed in Colombian pesos.
MCOP$	=	Figures expressed in millions of Colombian pesos.
UF	=	Figures expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

		12/31/2017	12/31/2016
	Note	MCh$	MCh$
ASSETS
Cash and due from banks	5	964,030	1,487,137
Transactions pending settlement	5	157,017	145,769
Trading securities	6	415,061	632,557
Receivables from repurchase agreements and securities borrowing	7	28,524	170,242
Derivative instruments	8	1,248,775	1,102,769
Loans and advances to banks	9	70,077	150,568
Loans to customers	10	19,731,666	20,427,214
Financial assets available for sale	11	2,653,066	2,054,110
Financial assets held to maturity	11	202,030	226,433
Investments in other companies	12	10,412	19,967
Intangible assets	13	1,605,234	1,657,614
Property, plant and equipment	14	130,579	121,043
Current tax assets	15	238,452	162,885
Deferred tax assets	15	161,109	116,846
Other assets	16	444,692	461,299
TOTAL ASSETS		28,060,724	28,936,453
LIABILITIES
Current accounts and other demand deposits	17	4,141,667	4,453,191
Transactions pending settlement	5	109,496	67,413
Payables from repurchase agreements and securities lending	7	420,920	373,879
Savings accounts and time deposits	17	10,065,243	11,581,710
Derivative instruments	8	1,095,154	907,334
Borrowings from financial institutions	18	2,196,130	2,179,870
Debt instruments issued	19	5,950,038	5,460,253
Other financial liabilities	19	17,066	25,563
Current tax liabilities	15	624	475
Deferred tax liabilities	15	11,434	41,412
Provisions	20	189,690	164,215
Other liabilities	21	463,432	276,842
TOTAL LIABILITIES		24,660,894	25,532,157
EQUITY
Attributable to owners of the bank
Capital	23	1,862,826	1,862,826
Reserves	23	1,290,131	1,294,108
Valuation accounts	23	(4,735)	15,552
Retained earnings:		41,654	1,030
Retained earnings from prior periods	23	1,441	—
Profit for the year	23	57,447	2,059
Less: Minimum dividend provision	20/23	(17,234)	(1,029)
		3,189,876	3,173,516
Non-controlling interest	23	209,954	230,780
TOTAL EQUITY		3,399,830	3,404,296
TOTAL LIABILITIES AND EQUITY		28,060,724	28,936,453

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2017 and 2016

(In millions of Chilean pesos - MCh$)

		12/31/2017	12/31/2016
	Note	MCh$	MCh$
Interest and indexation income	24	1,624,081	1,491,486
Interest and indexation expenses	24	(863,347)	(870,028)
Net interest and indexation income		760,734	621,458
Fee and commission income	25	216,420	193,801
Fee and commission expenses	25	(38,849)	(43,005)
Net fee and commission income		177,571	150,796
Net financial operating income	26	6,789	112,408
Net foreign exchange transactions	27	47,190	(48,871)
Other operating income	32	61,929	19,447
Total operating income		1,054,213	855,238
Credit risk provisions	28	(339,118)	(251,128)
OPERATING INCOME, NET OF CREDIT RISK PROVISIONS		715,095	604,110
Payroll and personnel expenses	29	(281,323)	(245,665)
Administrative expenses	30	(305,622)	(235,204)
Depreciation and amortization	31	(81,845)	(63,692)
Impairment	31	(27)	(351)
Other operating expenses	32	(60,353)	(76,581)
TOTAL OPERATING EXPENSES		(729,170)	(621,493)
NET OPERATING LOSS		(14,075)	(17,383)
Income attributable to investments in other companies	12	1,479	544
Loss before taxes		(12,596)	(16,839)
Income tax benefit	15	65,910	14,435
Profit (loss) from continuing operations		53,314	(2,404)
Loss from discontinued operations		—	(504)
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR		53,314	(2,908)
Attributable to:
Owners of the bank	23	57,447	2,059
Non-controlling interest	23	(4,133)	(4,967)
Earnings per share attributable to owners of the bank:
Basic earnings per share	23	0.112	0.005
Diluted earnings per share	23	0.112	0.005
Earnings per share from continuing operations attributable to owners of the bank: (expressed in Chilean pesos)
Basic earnings per share	23	0.112	0.005
Diluted earnings per share	23	0.112	0.005

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Other Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of Chilean pesos - MCh$)

		12/31/2017	12/31/2016
	Note	MCh$	MCh$
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	23 g.	53,314	(2,908)
OTHER COMPREHENSIVE INCOME (LOSS) THAT WILL BE RECLASSIFIED TO PROFIT IN SUBSEQUENT PERIODS
Financial assets available for sale	23 g.	9,966	15,418
Loss from currency translation of Colombian investment and New York Branch	23 g.	(78,302)	(7,101)
Gain from hedge of net investment in foreign operation	23 g.	49,197	13,458
Loss from cash flow hedge	23 g.	(127)	(5,603)
Other comprehensive income (loss) before taxes		(19,266)	16,172
Income taxes on financial assets available for sale	23 g.	(3,333)	(4,025)
Income taxes on variation in hedge of net investment in foreign operation	23 g.	(14,211)	(2,685)
Income taxes on variation in cash flow hedge	23 g.	44	1,345
Income taxes related to other comprehensive income (loss)		(17,500)	(5,365)
Total other comprehensive income (loss) that will be reclassified to profit in subsequent periods		(36,766)	10,807

OTHER COMPREHENSIVE INCOME (LOSS) THAT WILL NOT BE RECLASSIFIED TO PROFIT IN SUBSEQUENT PERIODS
Recognition of defined benefit obligations	23 g.	(208)	(3,920)
Income tax on recognition of defined benefit obligations	23 g.	(6)	1,090
Total other comprehensive loss that will be reclassified to profit in subsequent periods		(214)	(2,830)

TOTAL OTHER COMPREHENSIVE INCOME	23 g.	16,334	5,069
COMPREHENSIVE INCOME (LOSS) FOR THE YEAR
Attributable to:
Owners of the bank	23 g.	37,160	18,555
Non-controlling interest	23 g.	(20,826)	(13,486)

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2017 and 2016

(In millions of Chilean pesos—MCh$—except for the number of shares)

			Reserves				Retained Earnings
	Number of Shares	Capital	Reserves from Earnings	Other Reserves Not from Earnings	Valuation Accounts	Retained Earnings from Prior Periods	Profit for the Year	Minimum Dividend Provision	Total Attributable to Owners of the Bank	Non- Controlling Interest	Total Equity
	Millions	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of January 1, 2016	115,040	344,569	398,843	(2,133)	(944)	—	104,336	(52,168)	792,503	59	792,562
Increase or decrease in capital and reserves	57,009	392,813	52,168		—	—	(52,168)	—	392,813	—	392,813
Profit distribution	—	—	—	—	—	—	(52,168)	52,168	—	—	—
Elimination of legal capital Banco Itaú Chile	—	(737,382)	—	737,382	—	—	—	—	—	—	—
Pre-merger legal capital Corpbanca	—	781,559	—	(781,559)	—	—	—	—	—	—	—
Capital increase Corpbanca (06.26.2015)	—	401,424	—	(401,424)	—	—	—	—	—	—	—
Fair value Corpbanca and Subsidiaries	340,358	679,843	—	1,290,831	—	—	—	—	1,970,674	244,207	2,214,881
Minimum dividend provision	—	—	—	—	—	—	—	(1,029)	(1,029)	—	(1,029)
Comprehensive income (loss) for the year	—	—	—	—	16,496	—	2,059	—	18,555	(13,486)	5,069
Equity as of December 31, 2016	512,407	1,862,826	451,011	843,097	15,552	—	2,059	(1,029)	3,173,516	230,780	3,404,296

Equity as of January 1, 2017	512,407	1,862,826	451,011	843,097	15,552	—	2,059	(1,029)	3,173,516	230,780	3,404,296
Profit distribution	—	—	—	—	—	1,441	(2,059)	1,029	411	—	411
Reserve for merger of Recaudaciones y Cobranzas	—	—	—	(3,977)	—	—	—	—	(3,977)		(3,977)
Minimum dividend provision	—	—	—	—	—	—	—	(17,234)	(17,234)	—	(17,234)
Comprehensive income (loss) for the year	—	—	—	—	(20,287)	—	57,447	—	37,160	(20,826)	16,334
Equity as of December 31, 2017	512,407	1,862,826	451,011	839,120	(4,735)	1,441	57,447	(17,234)	3,189,876	209,954	3,399,830

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries

Consolidated Statements of Cash Flows

(In millions of Chilean pesos - MCh$)

		12/31/2017	12/31/2016
	Note	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the year before taxes		(12,596)	(16,839)
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	31	81,845	63,692
Credit risk provisions	28	370,683	274,398
Provisions and write-offs for assets received in lieu of payment		17,955	11,309
Impairment	31	27	351
Contingency provisions		4,403	10,633
Adjustment to market value of investments and derivatives		34,863	24,415
Net interest and indexation income	24	(760,734)	(621,458)
Fee and commission income	25	(216,420)	(193,801)
Fee and commission expenses	25	38,849	43,005
Net foreign exchange transactions	27	(47,190)	48,871
Other credits that do not represent cash flows		(4,133)	(4,967)
Subtotal		(492,448)	(360,391)
Loans to customers and banks		393,967	722,072
Receivables from repurchase agreements and securities borrowing	5c)i)	(10,784)	45,113
Payables from repurchase agreements and securities lending	5c)i)	47,041	(428,466)
Trading securities	5c)ii)	207,263	(165,957)
Financial assets available for sale	5c)ii)	(934,718)	554,928
Financial assets held to maturity	5c)ii)	24,392	(60,038)
Other assets and liabilities		289,953	(406)
Fine recovered		21,765	—
Savings accounts and time deposits		(1,521,753)	(642,318)
Current accounts and other demand deposits		(312,332)	(787,998)
Dividends received from investments in other companies	12	1,479	544
Foreign borrowings obtained	5c)iii)	3,911,800	3,570,163
Repayment of foreign borrowings	5c)iii)	(3,839,035)	(3,953,640)
Interest paid		(875,702)	(835,043)
Interest earned		1,661,537	1,420,179
Net fees		177,660	150,935
Taxes paid		(136,184)	(201,884)
Repayment of other borrowings	5c)iv)	(8,497)	(8,330)
Proceeds from sale of assets received in lieu of payment		3,762	2,060
Net cash flows used in operating activities		(1,390,834)	(978,477)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible assets	13-14	(87,155)	(105,157)
Investments in other companies	12	(29)	(421)
Cash and cash equivalents from Corpbanca integration		—	1,694,231
Cash flows provided by (used in) investing activities		(87,184)	1,588,653
CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued		1,076,452	810,270
Redemption of debt issued		(726,232)	(276,131)
Capital increase	23	—	392,813
Dividends paid	23	(618)	(52,168)
Net cash flows provided by financing activities		349,602	874,784
Effect of changes in exchange rates		86,761	6,176
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,041,655)	1,491,136
Cash and cash equivalents at beginning of period		2,116,744	625,608
Cash and cash equivalents at end of period	5	1,075,089	2,116,744
Net increase (decrease) in cash and cash equivalents		(1,041,655)	1,491,136

				Changes Other than Cash
	Balance as of	Cash Flows			Interest and	Currency	Changes in	Balance as of
	12/31/2016	Received	Paid	Acquisition	Indexation	Movement	Fair Value	12/31/2017
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Letters of credit	86,210		(21,520)	—	3,248	—	—	67,938
Bonds (senior and subordinated)	5,374,043	1,076,452	(704,712)	—	279,636	(143,319)	—	5,882,100
Total	5,460,253	1,076,452	(726,232)	—	282,884	(143,319)	—	5,950,038

Dividends paid	—	—	(618)	—	—	—	—	—
Capital increase	—	—	—	—	—	—	—	—
Subtotal cash flows from financing activities		1,076,452	(726,850)

Total net cash flows provided by financing activities		349,602

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries

Explanatory Notes to the Consolidated Financial Statements

As of and for the years ended December 31, 2017 and 2016

Note 1 -            General Information and Summary of Significant Accounting Policies

General Information — Itaú Corpbanca and Subsidiaries

Itaú Corpbanca is a corporation incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (hereinafter “SBIF”). It was formed on April 1, 2016, from the merger of Banco Itaú Chile and CorpBanca (the latter is the legal successor)1.

The current ownership structure is as follows: Itaú Unibanco (36.06%), CorpGroup and subsidiaries (30.65%) and minority shareholders (33.29%). Itaú Unibanco is the Bank’s sole controlling shareholder. In this context, and notwithstanding the foregoing, Itaú Unibanco and CorpGroup signed a shareholder agreement that regulates aspects such as corporate governance, dividends, share transfers, liquidity and other matters.

Itaú Corpbanca is headquartered in Chile, and it also has operations in Colombia and Panama. In addition, it has a branch in New York and representation offices in Madrid and Peru2. It has total consolidated assets of MCh$28,060,724 (MUS$45,666) and capital of MCh$3,399,830 (MUS$5,533). Itaú Corpbanca offers universal banking products targeted toward large and medium-sized companies and retail customers. The merged bank is the fourth largest private bank in Chile, and a banking platform for future expansion throughout Latin America, specifically in Chile, Colombia and Peru.

The legal domicile of Itaú Corpbanca is Rosario Norte N° 660, Las Condes, Santiago, Chile and its website is www.itau.cl.

The Consolidated Financial Statements for the year ended December 31, 2017, were approved by the Board of Directors at an extraordinary meeting on February 26, 2018.

i)                                   History of the Merged Banks

The figure below summarizes the main milestones in the history of the banks that gave rise to Itaú Corpbanca:

(1)  The business combination was a “reverse acquisition” as established in IFRS 3 “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor.

(2)  None of the markets where Itaú Corpbanca and its subsidiaries operate have a hyperinflationary economy.

ii)                                             Itaú Corpbanca Today

As of December 31, 2017, according to the SBIF, Itaú CorpBanca was the fourth largest private bank in Chile in terms of loans, with a market share of 10.8%.

As of November 30, 2017, according to the Colombian Financial Superintendency (hereinafter “SFC”), Itaú CorpBanca Colombia was the sixth largest bank in that market in terms of total loans and total deposits, as reported under local accounting and regulatory requirements. As of that date, it had market share in loans of 5.0%.

The Bank does business in the following domestic and foreign markets:

Summary of Significant Accounting Policies

a)                 Accounting Periods Covered

These Consolidated Financial Statements cover the years ended December 31, 2017 and 2016.

b)                 Basis of Preparation of the Consolidated Financial Statements

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF. The SBIF is the regulator that, in accordance with Article No. 15 of the General Banking Law, establishes that banks must use the accounting principles mandated by it and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to international accounting standards and international financial reporting standards (IFRS) as agreed upon by the International Accounting Standards Board (IASB). Should any discrepancies arise between these accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter shall take precedence.

The notes to the Consolidated Financial Statements contain information in addition  to that presented in the Consolidated Statements of Financial Position, the Consolidated Statements of Income, the Consolidated Statements of Other Comprehensive Income, the Consolidated Statements of Changes in Equity and the Consolidated Statements of Cash Flows. These notes provide clear, relevant, reliable and comparable narrative descriptions and details on these statements.

c)                  Consolidation Criteria

These Consolidated Financial Statements include the preparation of the separate (individual) financial statements of the Bank and the diverse companies (controlled entities and subsidiaries) that are consolidated as of December 31, 2017 and 2016, and include any adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank in accordance with the standards stipulated in the SBIF’s Compendium of Accounting Standards (“CNC”).

Intercompany balances and any unrealized income or expenses that arise from group intercompany transactions are eliminated in preparing the Consolidated Financial Statements.

For consolidation purposes, the financial statements of the New York entities have been converted to Chilean pesos at the exchange rate of Ch$614.48 per US$1 as of December 31, 2017 (Ch$669.81 per US$1 as of December 31, 2016). The Colombian subsidiaries have used the exchange rate of Ch$0.2058 per COP$1 as of December 31, 2017 (Ch$0.2231 per COP$1 as of December 31, 2016), in accordance with International Accounting Standard 21, regarding the valuation of foreign investments in economically stable countries. The results of foreign subsidiaries is converted using the exchange rate for the month in which the income or expense was generated.

The assets, liabilities, operating income and expenses of subsidiaries net of consolidation adjustments represent 23%, 25%, 40% and 266%, respectively, of the total assets, liabilities, income and expenses of consolidated operations as of December 31, 2017 (26%, 29%, 40% and 29% in December 2016, respectively).

d)                 Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), the Bank will determine whether it is a controller by assessing its control over the investee.

The Bank controls an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Therefore, the Bank controls an investee if and only if it has all of the following elements:

1)             Power over the investee, i.e. existing rights that give it the ability to direct the relevant activities of the investee (the activities that significantly affect the investee’s returns);

2)             Exposure, or rights, to variable returns from its involvement with the investee;

3)             The ability to use its power over the investee to affect the amount of the investor’s returns.

When the Bank has less than the majority of voting rights in an investee, but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee’s relevant activities, the Bank is determined to have control. The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

•             The size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of other vote holders.

•             Potential voting rights held by the investor, other vote holders or other parties.

•             Rights from other contractual agreements.

•             Any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

The Bank reevaluates whether or not it has control in an investee if the facts and circumstances indicate that there have been changes in one or more of the elements of control listed above.

The financial statements of controlled companies are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions between consolidated companies have been eliminated upon consolidation. The Consolidated Financial Statements include all assets, liabilities, equity, income, expenses, and cash flows from the controller and its subsidiaries presented as if they were one sole economic entity. A controller prepares Consolidated Financial Statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

It also presents non-controlling interests in the Consolidated Statement of Financial Position, within the equity item “non-controlling interest”, separately from the equity of the Bank’s owners. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

An entity shall attribute profit for the year and each component of other comprehensive income to the owners of the parent company and the non-controlling interests.

The entity shall also attribute total comprehensive income to the owners of the parent company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The following table details the entities over which Itaú Corpbanca has the ability to exercise control and, therefore, the entities that it consolidates:

				Ownership Percentage
				12/31/2017			12/31/2016
			Functional	Direct	Indirect	Total	Direct	Indirect	Total
	Market	Country	Currency	%	%	%	%	%	%
	Domestic
Itaú Corpbanca Corredores de Bolsa S.A. (formerly CorpBanca Corredores de Bolsa S.A.) [3] [8]		Chile	Ch$	99.990	0.001	99.991	99.990	0.010	100.000
Itaú Administradora General de Fondos S.A. (formerly Itaú Chile Administradora General de Fondos S. A) [3] [9]		Chile	Ch$	99.988	0.001	99.989	99.988	0.001	99.990
Itaú Asesorías Financieras S.A. [4]		Chile	Ch$	99.990	0.001	99.991	99.990	0.010	100.000
CorpBanca Corredores de Seguros S.A. [3]		Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Chile Corredora de Seguros Ltda. [3]		Chile	Ch$	99.900	—	99.900	99.900	—	99.900
CorpLegal S.A. [4]		Chile	Ch$	99.990	0.001	99.991	99.990	0.010	100.000
Itaú Corpbanca Recaudaciones y Cobranzas S.A. (Formerly Recaudaciones y Cobranzas S.A.) [4] [11]		Chile	Ch$	99.999	0.000	99.999	99.990	0.010	100.000
Itaú BBA Corredor de Bolsa Ltda. [3] [8]		Chile	Ch$	—	—	—	99.980	—	99.980
CorpBanca Administradora General de Fondos S.A. 3 9		Chile	Ch$	—	—	—	99.996	0.004	100.000
	Foreign
Itaú Corpbanca New York Branch 4 12		U.S.	US$	100.000	—	100.000	100.000	—	100.000
Itaú CorpBanca Colombia S.A (formerly-Banco CorpBanca Colombia S.A.)[5]		Colombia	COP$	66.279	—	66.279	66.279	—	66.279
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria (formerly CorpBanca Investment Trust Colombia S.A.) [5]		Colombia	COP$	5.499	62.634	68.133	5.499	62.634	68.133
Itaú Comisionista de Bolsa Colombia S.A. (formerly-Helm Comisionista de Bolsa S.A.) [5]		Colombia	COP$	2.219	64.807	67.026	2.219	64.807	67.026
Itaú Corredor de Seguros Colombia S.A (formerly Helm Corredor de Seguros S.A) [5]		Colombia	COP$	80.000	—	80.000	80.000	—	80.000
Itaú Casa de Valores S.A. (formerly-Helm Casa de Valores (Panama) S.A.) [7]		Panama	US$	—	66.279	66.279	—	66.279	66.279
Itaú Asset Management Colombia S.A Sociedad Fiduciaria (formerly-Helm Fiduciaria S.A) [5]		Colombia	COP$	—	66.266	66.266	—	66.266	66.266
Itaú (Panamá) S.A. (formerly-Helm Bank (Panamá) S.A.) [6]		Panama	US$	—	66.279	66.279	—	66.279	66.279
Corpbanca Securities Inc 4 10		U.S.	US$	—	—	—	100.00	0	100.000

Associates and Banking Support Companies

Associates are entities over which the Bank has the capacity to exercise significant influence, but not control or joint control. Usually, this capacity manifests itself through an ownership interest equal to or greater than 20% of the entity’s voting rights and is valued using the equity method. According to the equity method, investments are initially recorded at cost and subsequently increased or decreased to reflect the Bank’s share of the company’s net profit or loss and other movements in the investee’s equity. Any goodwill arising from the acquisition of a company is included in the investment’s book value, net of accumulated impairment losses.

Other factors considered in determining whether there is significant influence over an entity include representation on the board of directors and the existence of material transactions. Such factors could determine the existence of significant influence over an entity, despite holding less than 20% of the voting rights.

As of December 31, 2017 and 2016, the Bank concluded that it does not have any associates and/or banking support companies.

Investments in Other Companies

Shares or rights in other companies are those in which the Bank does not have control or significant influence. These interests are recorded at cost and adjusted for impairment when necessary.

(3)  Companies regulated by the Chilean Superintendency of Securities and Insurance (hereinafter “SVS”).

(4)  Companies regulated by the SBIF.

(5)  Companies regulated by the Colombian Financial Superintendency (SFC), which has a supervision agreement with the SBIF.

(6)  Company regulated by the Superintendency of Banks of Panama.

(7)  Company regulated by the Superintendency of the Securities Market of Panama.

(8)  On January 1, 2017, the merger of Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda., took place, by which the latter absorbed the former. The entity’s new name is Itaú Corpbanca Corredores de Bolsa S.A.

(9)  On December 29, 2017, the merger of Itaú Chile Administradora General de Fondos S.A and CorpBanca Administradora General de Fondos S.A. took place, by which the latter absorbed the former. The entity’s new name is Itaú Administradora General de Fondos S.A.

(10)  On December 18, 2017, the dissolution of the New York branch was authorized.

(11)  On September 29, 2017, the corporate name of Recaudaciones y Cobranzas S.A. was changed to Itaú Corpbanca Recaudaciones y Cobranzas S.A.

(12)  Company regulated by the Office of the Comptroller of the Currency (OCC) and the Federal Reserve (FED).

Joint Arrangements

Joint arrangements are contractual agreements through which two or more parties undertake an economic activity that is subject to joint control. Joint control exists when decisions about the relevant activities require the unanimous consent of the parties sharing control.

In accordance with IFRS 11 Joint Arrangements, an entity shall determine the type of joint arrangement in which it is involved by classifying it as either:

•             a joint operation, or

•             a joint venture.

A joint operation is a joint arrangement where the parties that have joint control over the arrangement have rights to assets, and obligations for liabilities, related to the arrangement. These parties are called joint operators.

A joint venture is a joint arrangement where the parties that have joint control of the arrangement have rights to the net assets of the arrangement. These parties are called joint venturers.

As of December 31, 2017 and 2016, the Bank does not participate in any joint arrangements.

Asset Management, Trust Business and Other Related Businesses.

The Bank and its subsidiaries manage assets held in common investment funds and other investment products on behalf of investors and receive market-rate compensation for services provided. The resources managed belong to third parties and, therefore, are not included in the Consolidated Statement of Financial Position.

In accordance with IFRS 10 “Consolidated Financial Statements”, for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent13 or Principal. This evaluation must take into account the following elements:

•             Scope of its decision-making authority over the investee.

•             Rights held by other parties.

•             Remuneration it is entitled to in accordance with the remuneration agreement.

•             Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trust businesses or other entities related to this type of business.

The Bank manages funds on behalf of and for the benefit of investors, acting solely as an Agent. The funds managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control these operations when they exercise their decision-making authority. Therefore, as of December 31, 2017 and 2016, these companies act as Agents and, therefore, none of these investment vehicles are consolidated.

e)                  Non-Controlling Interest

This represents the portion of the profits and net assets not owned by the Bank, directly or indirectly. It is shown as a separate item in the Consolidated Statements of Income and Comprehensive Income and within equity in the Consolidated Statement of Financial Position.

(13)  According to IFRS 10, an agent is a party primarily engaged to act on behalf of and for the benefit of another party or parties (the principal or principals) and, therefore, does not control the investee when it exercises decision-making authority.

f)                   Business Combination and Goodwill

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value as of the acquisition date, and any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at its fair value or on the basis of its proportionate interest in the identifiable net assets of the acquiree. Acquisition costs incurred are charged to profit or loss as administrative expenses.

When Itaú Corpbanca and its controlled entities or subsidiaries (the Group) acquires a business, they evaluate the identifiable assets acquired and the liabilities assumed to determine proper classification and designation on the basis of the contractual conditions, economic circumstances and other pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If business combinations are achieved in stages (which is not the case for Itaú Corpbanca and subsidiaries), the acquirer’s preexisting interest in the acquiree measured at fair value as of the respective acquisition date, is remeasured at fair value as of the acquisition date on which control is obtained and the resulting gain or loss is recorded in earnings.

Any contingent consideration to be transferred by the acquirer shall be recognized at fair value as of the acquisition date.

Subsequent changes in the fair value of a contingent consideration that are not the result of measurement period adjustments will be accounted for as follows:

1)        If the contingent consideration is classified as an equity instrument, it should not be remeasured and its final liquidation should be recorded in equity.

2)        Other contingent considerations that:

i)  are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” should be measured at fair value as of the presentation date and any changes in fair value should be recognized in profit or loss for the year in accordance with IAS 39.

ii) do not fall within the scope of IAS 39 should be measured at fair value as of the presentation date and any changes in fair value should be recognized in profit or loss for the year.

Goodwill, defined as the difference between the consideration transferred and the amount recognized for the non-controlling interest in the net identifiable assets acquired and liabilities assumed, is measured initially at cost. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in profit or loss as of the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment loss. In order to test for impairment, goodwill acquired in a business combination is allocated, as of the acquisition date, to each of the Group’s cash generating units (CGU) that are expected to benefit from the combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units.

When goodwill is allocated to a CGU and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU.

g)                 Functional and Presentation Currency

The Bank has defined the Chilean peso, which is the currency of the primary economic environment in which it operates, as its functional and presentation currency. Therefore, balances and transactions denominated in currencies other than the Chilean peso are considered “foreign currency”.

The Bank converts the accounting records of its companies in New York and its Colombian subsidiaries from U.S. dollars and Colombian pesos, respectively, to Chilean pesos in accordance with SBIF instructions, which are consistent with IAS 21 “The Effects of Changes in Foreign Exchange Rates”. All amounts in the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statements of Financial Position are converted to Chilean pesos using the exchange rate indicated in letter h) below.

The presentation currency for the Consolidated Financial Statements is the Chilean peso, expressed in millions of Chilean pesos (MCh$),

h)                 Foreign Currency

The Bank’s Consolidated Financial Statements are presented in Chilean pesos, which is its functional currency. Each subsidiary determines its own functional currency and the items included in the consolidated financial statements of each entity are measured using that functional currency. As a result, all balances and transactions denominated in a currency other than the Chilean peso are considered to be denominated in “foreign currency”.

Transactions in foreign currency are initially recorded by the Bank’s entities at the exchange rates of their respective functional currencies as of the date that these transactions first meet the conditions for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate of the functional currency as of the reporting date.

All differences that arise from settling or translating monetary items are recognized in the Statement of Income, except for monetary items that form part of the hedge for a net investment in a foreign operation. The accumulated difference in other comprehensive income is reclassified to profit or loss when the hedge is settled.

The tax effects attributable to exchange differences on these monetary items are also recognized in consolidated other comprehensive income.

Non-monetary items in foreign currency that are measured on a historical cost basis are translated using the exchange rate as of the transaction date. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured. Gains or losses that arise from translating non-monetary items measured at fair value are recognized in the same way as gains or losses from the change in the fair value of the item. In other words, if recognized in other comprehensive income or in the income statement, the gain or loss will also be recognized in that respective statement, in accordance with IAS 21.

Balances in the financial statements of consolidated entities whose functional currency is not the Chilean peso are translated to the presentation currency as follows:

•             Assets and liabilities using the closing exchange rates for the financial statements.

•             Income and expenses and cash flows using the exchange rate on the date of each transaction.

Exchange differences produced from translating balances to Chilean pesos from the functional currency of consolidated entities whose functional currency is different than the Chilean peso are recorded as “translation adjustment” within the equity account “valuation accounts” until the corresponding entity derecognizes it, at which time they are recorded in profit or loss.

Net foreign exchange gains and losses include recognition of the effects of variations in the exchange rate of assets and liabilities denominated in foreign currency and exchange gains or losses for current or future transactions carried out by the Bank.

Assets and liabilities in foreign currency are shown at their equivalent in Chilean pesos, calculated using the exchange rates as of December 31, 2017 of Ch$614.48 per US$1 for the U.S. dollar and Ch$0.2058 per COP$1 for the Colombian peso (Ch$669.81 per US$1 and Ch$0.2231 per COP$1 as of December 31, 2016) .

The net foreign exchange gain of MCh$47,190 for the year ended December 31, 2017 (net loss of MCh$48,871 in December 2016) shown in the Consolidated Statement of Income, includes the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

i)                    Key Definitions and Classifications

For presentation purposes, assets are classified by nature in the Consolidated Financial Statements into the following groups:

Cash and due from banks. Cash on hand and balances in current accounts and demand deposits with the Chilean Central Bank and other domestic and foreign financial entities. Amounts in overnight transactions will continue to be reported in this account as well as in the corresponding line items. If no special item is indicated for these transactions, they will be included in accounts that are reported.

Transactions pending settlement. Documents and balances pending settlement for transactions for which, as agreed, payment is deferred for asset purchases or delivery is deferred for currency acquired.

Trading securities. The portfolio of trading securities and mutual fund investments that must be adjusted to fair value just like instruments acquired for trading.

Receivables from repurchase agreements and securities borrowing. Balances receivable from repurchase agreements and securities borrowing from transactions with domestic banks or other entities.

Derivative instruments. Financial derivative contracts with positive fair values, including independent contracts as well as derivatives that can and must be separated from a host contract. These may be for trading or hedge accounting purposes, defined as follows:

•             Trading derivatives. Derivatives that do not form part of a given hedge relationship where special hedge accounting is applied.

•             Hedge accounting derivatives. Derivatives to which special hedge accounting is applied.

Loans and advances to banks. Balances from transactions with domestic and foreign banks, including the Chilean Central Bank, other than those detailed above. This does not include debt instruments acquired from third parties for trading or investing.

Loans to customers. Loans, leases and receivables arising from banking operations owed by persons other than banks, excluding receivables from repurchase agreements and securities borrowing and financial derivative contracts. This also excludes debt instruments acquired from third parties for trading or investing. It also includes provisions for loans and receivables from customers. These provisions are addressed in Chapter B-1 “Credit Risk Provisions” of the SBIF Compendium of Accounting Standards. The credit risk provisions referred to in Chapter B-6 “Country Risk Provisions” are included in liabilities (as are country risk provisions on assets other than loans to customers). Special provisions on foreign loans referred to in Chapter B-7 “Special Provisions on Foreign Loans” are also included in liabilities since, given their nature, they cannot be treated as complementary asset valuation accounts. “Foreign” loans refers to loans to direct debtors that do not reside in Chile.

Investment securities. These are classified into two categories: a) financial assets available for sale and b) financial assets held to maturity. The latter category only includes instruments which the entity has the ability and intent to hold to maturity. All remaining instruments are included in the available-for-sale portfolio.

Investments in other companies. Investments at equity method value and other non-consolidated investments, in accordance with letter c) “Consolidation Criteria”.

Intangible assets. Goodwill and identifiable intangible assets, net of accumulated amortization and adjustments.

Property, plant and equipment. All real estate and chattel property that have been acquired or built to operate or provide services, including those acquired through lease agreements. This also includes leasehold improvements that should be capitalized.

Current taxes. Provisional tax payments that exceed the income tax provision or other income tax credits such as training expenses or donations to universities. It also includes recoverable monthly provisional payments (PPM) for absorbed profits for tax losses.

Deferred taxes. Debtor balances from the tax effect of temporary differences between the timing of book and tax basis recognition of income.

Other assets. Leased assets, assets received in lieu of payment or other assets not included in the line items described above.

For presentation purposes, liabilities are classified by nature in the Consolidated Financial Statements into the following groups:

Current accounts and other demand deposits. All demand liabilities, except for term savings accounts, which are not considered demand accounts because of their special characteristics. Demand liabilities are defined as those whose payment may be required during the year (i.e. not including transactions that become payable the day following year end.)

Transactions pending settlement. All balances for asset purchase transactions that are not settled on the same day and sales of currency that has not been delivered.

Payables from buyback agreements and securities lending. Balances payable from buyback agreements and securities lending from transactions with domestic banks or other entities.

Savings accounts and time deposits. Deposit balances for which a term has been established at which point they become payable. Time deposits that have matured and have not been paid or renewed are presented in current accounts and other demand deposits. Non-transferable time deposits in favor of banks are included in borrowings from financial institutions.

Derivative instruments. Financial derivative contracts with negative fair values, including independent contracts as well as derivatives that can and must be separated from a host contract. These may be for trading or hedge accounting purposes, defined as follows:

•             Trading derivatives. Derivatives that do not form part of a given hedge relationship where special hedge accounting is applied.

•             Hedge accounting derivatives. Derivatives to which special hedge accounting is applied.

Borrowings from financial institutions. Obligations with other domestic or foreign banks or the Chilean Central Bank, except for the obligations included in the accounts above.

Debt issued. Obligations with a) letters of credit, b) subordinated bonds or c) senior bonds.

Other financial obligations. Loan obligations with persons other than domestic or foreign banks or the Chilean Central Bank corresponding to financing or banking transactions.

Current taxes. The income tax provision calculated based on the tax results for the year, less mandatory or voluntary provisional payments and other applicable credits.

Deferred taxes. Creditor balances from the tax effect of temporary differences between the timing of book and tax basis recognition of income.

Provisions. This account includes: a) provisions for employee benefits and compensation, b) minimum dividend provisions, c) risk provisions for contingent loans and d) contingent and country-risk provisions.

Other liabilities. The Bank’s liabilities not specified above, including: a) accounts and notes payable, b) agreed-upon dividends payable, c) prepaid income, d) valuation adjustments for macrohedges and e) other liabilities not included above.

For presentation purposes, equity is classified by nature in the Consolidated Financial Statements into the following groups:

Capital. Paid-in capital, divided into a) paid-in capital, and b) treasury stock.

Reserves. This account includes a) share premium paid, b) other reserves not from earnings and c) reserves from earnings.

Valuation accounts. Adjustments for valuations of available-for-sale investments, cash flow hedge derivatives, hedges of net investments in foreign operations and translation adjustments of foreign subsidiaries, including deferred taxes arising from those adjustments.

Retained earnings. Profits from prior years that have not been distributed and may be distributed as future dividends, profit for the year and minimum dividends (recorded within liabilities).

For presentation purposes, income and expenses are classified by nature in the Consolidated Financial Statements into the following groups:

Interest and indexation income. Interest income and indexation of assets except for indexation to variations in exchange rates. Interest and indexation of instruments held for trading are included in net financial operating income.

Interest and indexation expense. Financial expenses for the year for interest and indexation (except indexation to variations in exchange rates) generated by the Bank’s operations.

Fee and commission income. Financial income for the year from commissions generated by services provided by the Bank.

Fee and commission expense. Expenses for commissions accrued during the year.

Net financial operating income. Gains or losses from financial transactions other than those included as interest, commissions and foreign exchange transactions.

Net foreign exchange transactions. Gains or losses accrued during the year on assets and liabilities in foreign currency or indexed units, gains or losses realized for purchases or sales of currency and gains or losses from derivatives used to hedge foreign currency.

Other operating income. Other income not included in the items above, except for those comprising the net balance of “income (loss) attributable to investments in other companies” or “income taxes”.

Credit risk provisions. The net gain or loss from establishing and releasing provisions on the loan portfolios (loans and advances to banks and loans to customers) and contingent loans, as well as income from recovering previously charged-off loans. Charge-offs, even when they are not for the same reason for which the provision was established (debtor default), are always charged to established provisions and, therefore, are not reflected separately in an item.

Payroll and personnel expenses. Expenses accrued during the year for remunerations and compensation of employees and other expenses derived from the employee-employer relationship.

Administrative expenses. This item includes: a) general administrative expenses, b) outsourced services, c) expenses of the Board of Director, d) Advertising, and e) Taxes, property taxes and other such contributions.

Depreciation and amortization. Includes depreciation of property, plant and equipment and amortization of intangible assets.

Impairment. Losses from impairment of financial instruments, property, plant and equipment and intangible assets. Impairment of loans is reflected in “credit risk provisions” while impairment of investments in other companies is included in “income (loss) attributable to investments in other companies”.

Other operating expenses. Other expenses not included in the items above, except for those comprising the net balance of “income (loss) attributable to investments in other companies” or “income taxes”.

Income (loss) attributable to investments in other companies. Income or losses recognized by investments in other companies, gains or losses on the sale of interests in these companies and the potential impairment of these assets.

Income taxes. The net expense or income generated by: income tax determined in accordance with current tax laws in the countries where the consolidated companies do business, recognition of deferred tax assets and liabilities and benefits from applying tax losses.

j)                    Operating Segments

The Bank provides financial information by operating segment in conformity with IFRS 8 “Operating Segments” in order to make disclosures that enable financial statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to:

•             Better understand the Bank’s performance;

•             Better evaluate its future cash flow projections;

•             Form better opinions regarding the Bank as a whole.

To comply with IFRS 8, Itaú Corpbanca identifies operating segments (Chile and Colombia) used by the Executive Committee to analyze and make decisions regarding operating, financing and investment decisions, based on the following elements:

i)            The nature of the products and services;

ii)         The type of class of customer for their products and services;

iii)      The methods used to distribute their products or provide their services; and

iv)     If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

The Executive Committee manages these segments using an in-house system of internal profitability reports and reviews its segments on the basis of the operating results and uses efficiency, profitability and other indicators to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in Chile and Colombia.

More information on each segment is presented in Note 4 Segment Reporting.

k)                 Operations with Repurchase/Buyback Agreements and Securities Borrowing/Lending

Operations with repurchase agreements are used as an investment tool. Under these agreements, financial instruments are purchased and included as assets in “receivables from repurchase agreements and securities borrowing”, which are valued based on the interest rate in the agreement.

Operations with buyback agreements are used as a funding tool. Investments that are sold with a buyback obligation and that serve as a guarantee for the loan are included within “trading securities” or “financial assets available for sale”. A buyback obligation is classified in liabilities as “payables from buyback agreements and securities lending”, including interest and indexation accrued as of year end.

l)                    Asset and Liability Valuation Criteria

Measurement or valuation of assets and liabilities is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Statement of Financial Position and the Statement of Comprehensive Income. This involves selecting the particular basis or method of measurement.

Financial assets and liabilities are recorded initially at fair value which, unless there is evidence otherwise, is the transaction price. Instruments not valued at fair value through profit and loss are adjusted to subtract transaction costs.

Financial assets, except for investments held to maturity and loans, are valued at fair value without subtracting any transaction costs for their sale.

Financial liabilities are valued generally at amortized cost, except for financial liabilities designated as hedged items (or hedging instruments) and financial liabilities held for trading, which are valued at fair value.

The following measurement criteria are used for assets and liabilities recorded in the Consolidated Statement of Financial Position:

Financial assets and liabilities measured at amortized cost:

The amortized cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount.

In the case of financial assets, amortized cost also includes corrections for any impairment that may have occurred.

In the case of financial liabilities, cumulative amortization is recorded using the effective interest rate method. The effective interest rate is the discount rate that sets the cash flows receivable or payable estimated over the expected life of the financial instrument (or, when appropriate, over a shorter period) exactly equal to the net carrying amount of the financial asset or liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

Fair value measurements of assets and liabilities:

Fair value is defined as the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions or market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

When a price for an identical asset or liability is not observable, the Bank will measure the fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. As fair value is a market-based measurement, it should be determined using the assumptions that market participants would use in pricing the asset or liability, including risk assumptions.

These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models. As a result, the Bank’s intention to hold an asset or to settle or otherwise fulfill a liability is not relevant when measuring fair value.

A fair value measurement is for a particular asset or liability. Thus, when measuring fair value, the Bank takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

To increase the consistency and comparability of fair value measurements and related disclosures, the Bank uses and discloses a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

When the fair value of a financial asset or liability cannot be determined, it is valued at amortized cost.

Also, in accordance with Chapter A-2 “Limitations or Specifications on the Use of General Criteria” of the CNC, banks may not designate assets or liabilities for fair value measurement instead of general amortized cost criteria.

The Consolidated Financial Statements have been prepared using general amortized cost criteria except for:

•             Derivative financial instruments are measured at fair value.

•             Assets available for sale are measured at fair value.

•             Assets held for trading are measured at fair value

•             Financial assets and liabilities that are part of accounting hedges are measured at fair value.

Assets valued at purchase cost:

Purchase cost is defined as the cost of the transaction to acquire the asset, less any impairment losses that may exist.

m)             Trading securities

Financial instruments held for trading are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or securities included in a portfolio in which there is a pattern of short-term profit-making.

Trading securities are valued at fair value based on market prices or valuations obtained using models as of the reporting date. Gains or losses that have resulted from adjustments in fair value as well as gains or losses from trading activities and accrued interest and indexation are reported as net financial operating income within the Consolidated Statement of Income.

All purchases or sales of financial instruments held for trading that must be delivered within a period of time established by regulations or market conventions are recognized on the trading date, which is the date on which the purchase or sale of the asset is committed to. Any other purchase or sale is treated as a derivative (forward) until settlement occurs.

n)                 Investment securities

Investment securities are classified into two categories: held to maturity and available for sale.

Investment securities held to maturity are those instruments that the Bank has the ability and intent to hold to maturity. All other investment securities are considered available for sale.

Investment securities are initially measured at cost, including transaction costs.

Available-for-sale instruments are subsequently recorded at fair value based on market prices or valuations obtained using models, less impairment losses. Unrealized gains or losses arising from changes in their fair value are recognized with a charge or credit to equity accounts. When these investments are disposed of or impaired, the amount of the fair value adjustments accumulated in equity is transferred to profit or loss and reported within “net financial operating income”.

Investments held to maturity are recorded at cost plus accrued interest and indexation, less impairment provisions established when the amount recorded is greater than the estimated recoverable amount.

Interest and indexation on held-to-maturity and available-for-sale instruments are included within “interest and indexation income”.

Investment securities that are used as accounting hedges are adjusted using accounting hedge rules (see letter o) of this note).

All purchases or sales of investment securities that must be delivered within a period of time established by regulations or market conventions are recognized on the trading date, which is the date on which the purchase or sale of the asset is committed to.

Investment instruments must be continuously evaluated to opportunely detect any evidence of impairment that may result in a loss.

The Bank has conducted impairment tests on its portfolios classified as “held to maturity” and “available for sale”. These tests include economic analysis, the credit ratings of debt issuers and the intent and ability of management to hold the investments to maturity. Based on management’s evaluation, these investments do not present any evidence of impairment.

o)                 Derivative instruments

Derivative instruments, which include foreign currency and U.F. forwards, interest rate futures, currency and interest rate swaps and other financial derivative instruments, are recorded initially in the Consolidated Statement of Financial Position at their cost (including transactions costs) and subsequently measured at fair value Fair value is obtained from market quotes, discounted cash flow models and option valuation models, as appropriate. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative, under “financial derivative instruments”. The fair value of derivatives also includes the credit valuation adjustment so that the fair value of each instrument includes counterparty credit risk.

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and the latter is not recorded at fair value with its unrealized gains and losses included in profit or loss.

At inception, a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

Changes in fair value of derivative contracts held for trading purposes are included under “net financial operating income”, in the Consolidated Statement of Income.

If a derivative instrument is classified as a hedging instrument, it can be:

1)        A hedge of the fair value of existing assets or liabilities or firm commitments, or

2)        A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

3)        A hedge of a net investment in a foreign operation as defined in IAS 21.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

1)        At its inception, the hedge relationship has been formally documented;

2)        It is expected that the hedge will be highly effective;

3)        The effectiveness of the hedge can be measured in a reasonable manner; and

4)        The hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

Certain derivatives transactions that do not qualify for hedge accounting are treated and reported as derivatives for trading purposes even though they provide an effective hedge on the risk of net positions.

When a derivative instrument hedges the risk of changes in the fair value of an existing asset or liability, the asset or liability is recorded at its fair value with respect to the specific hedged risk. Gains or losses from fair value adjustments, of both the hedged item and the derivative instrument, are recognized in profit or loss for the year.

Should the hedged item in a fair value hedge be a firm commitment, changes in the fair value of the commitment with respect to the hedged risk are recorded as an asset or liability against profit for the year. Gains or losses from fair value adjustments of the derivative instrument are recognized in profit or loss. When an asset or liability is acquired as a result of the commitment, the initial recognition of the asset or liability acquired is adjusted to incorporate the accumulated effect of the valuation at fair value of the firm commitment, which was previously recorded in the Consolidated Statement of Financial Position.

When a derivative hedges the risk of changes in the cash flows of existing assets or liabilities or forecasted transactions, the effective portion of changes in the fair value related to the hedged risk is recorded in equity. Any ineffective portion is directly recorded in profit or loss. The accumulated amounts recorded in equity are transferred to profit or loss at the moment that the hedged item affects profit or loss.

When an interest rate fair value hedge is performed on a portfolio basis and the hedged item is an amount instead of individualized assets or liabilities, gains or losses from fair value adjustments, for both the hedged portfolio and the derivative instrument, are recorded in profit or loss, but the fair value adjustment of the hedged portfolio is reported in “other assets” or “other liabilities”, according to the position of the portfolio hedged at this moment.

Derivative instruments are offset (i.e. are presented net in the Statement of Financial Position) when the dependent entities have the legally enforceable right to set off the recognized amounts as well as the intent to settle on a net basis, or to realize the asset and settle the liability simultaneously.

p)                 Recognition of Income and Expenses

The following section summarizes the most important criteria used by the Bank to recognize income and expenses:

Interest and indexation income and expense and similar concepts

Interest income and expenses and similar concepts are generally recognized on an accrual basis using the effective interest rate method.

However, when, in the Bank’s opinion, the debtor has a high risk of default, the interest and indexation for these operations are not recognized in the Consolidated Statement of Income unless they are actually received.

This interest and indexation is generally known as “suspended interest and indexation” and is recorded in memorandum accounts that are not part of the Consolidated Statement of Financial Position. They are instead disclosed as complementary information (see Note 24 Interest and Indexation Income and Expenses).

This interest is recognized in profit or loss when it is effectively received.

The Bank must cease to recognize income on an accrual basis in the Consolidated Statement of Income for loans included in the impaired portfolio (see accounting policy v) “Provisions for At-Risk Assets”) as indicated in the chart, related to individual and group evaluations in accordance with SBIF provisions. Suspension occurs in the following cases:

Loans subject to suspension:	Suspended:
Individual evaluation:
Loans classified in C5 and C6	For simply being in the impaired portfolio.
Loans classified in C3 and C4	For having been in the impaired portfolio for three months.
Group evaluation:
Any loan, except those with real guarantees for at least 80%.	When the loan or one of its installments is six months past due.

These classifications are analyzed in letter v).

However, with respect to individually evaluated loans, income can continue to be recognized for accrued interest and indexation when such loans are paid normally and correspond to obligations with independent cash flows, as may occur in the case of project financing.

Suspending recognition on an accrual basis means that while loans are in the impaired portfolio, the respective assets included in the Consolidated Statement of Financial Position will not accrue interest, undergo indexation or incur commissions and no income will be recorded for these concepts in the Consolidated Statement of Income unless it is effectively received.

Dividends received

Dividends received from investments in other companies are recognized when the right to receive them arises and are recorded within “income (loss) from investments in other companies.”

Commissions, fees and similar concepts

Income and expenses from fees and commissions are recognized in the Consolidated Statement of Income using different criteria based on the nature of the income or expense. The most significant criteria include:

•             Fees earned from transactions or services provided over a longer period of time are recognized over the life, effective period or maturity of the transactions or services.

•             Fees earned from an individual act are recognized once the act has taken place.

•             Those related to financial assets and liabilities, when appropriate, are recognized using their effective interest rate over the life of the transaction.

Fees and expenses related to financial assets and liabilities measured at fair value through profit and loss are recognized, as appropriate, when received or paid.

Non-financial income and expenses

These are accounted for on an accrual basis.

Loan commitment fees

Loan commitment fees, mainly for opening, analyzing and gathering information for the loan process, are accrued and recognized in profit or loss throughout the life of the loan. The portion of loan commitment fees that corresponds to costs directly related to granting the loan are recorded immediately in profit or loss.

q)        Impairment

Assets are acquired for the benefit they will produce. Therefore, impairment occurs whenever their book value exceeds their recoverable amount; assets are tested for impairment to demonstrate how the initially invested amount is equivalent to the benefit that is expected to be obtained.

The Bank uses the following criteria to test for impairment, if any:

Financial assets

A financial asset that is not recorded at fair value through profit and loss is evaluated at each reporting date in order to determine whether there is objective evidence of impairment. As of each reporting date, the Bank assesses whether there is objective evidence that a financial asset or a group of financial assets may be impaired.

Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event(s) had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated. It may not be possible to identify a single loss event that individually caused the impairment.

An impairment loss for financial assets recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows (excluding unincurred future loan losses), discounted using the original effective interest rate of the financial asset. In other words, the effective interest rate calculated upon initial recognition.

Losses expected as the result of future events, whatever their probability, are not recognized. Objective evidence that an asset or group of assets is impaired includes observable data that comes to the attention of the asset holder about the following loss events: (i) significant financial difficulties of the issuer or the debtor; (ii) breach of contract; (iii) granting of a concession by the lender to the issuer or the borrower, for economic or legal reasons relating to the borrower’s financial difficulty, that the lender would not otherwise consider; (iv) high probability of bankruptcy or other financial reorganization; (v) disappearance of an active market for a given financial asset due to financial difficulties; or (vi) evidence that there has been a measurable reduction in the estimated future cash flows from a group of financial assets since initial recognition, even if it cannot yet be identified with individual financial assets, including data such as: (a) adverse changes in the status of payments by borrowers included in the group; or (b) local or national economic conditions that are linked to delinquency for group assets).

Individually significant financial assets are examined individually to determine impairment. Remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

An impairment loss on an available-for-sale financial asset is calculated as the difference between the asset’s purchase cost (net of any principal repayment or amortization) and the current fair value less any impairment loss on that financial asset previously recognized in profit or loss.

In the case of capital investments classified as available-for-sale assets, objective evidence includes a significant and prolonged drop in the fair value of the investment below the original investment cost. In the case of debt investments classified as available-for-sale assets, the Bank evaluates whether objective evidence of impairment exists based on the same criteria used to evaluate loans.

If evidence of impairment exists, any amount previously recognized in equity, net gains (losses) not recognized in the Consolidated Statement of Comprehensive Income are removed from equity and recognized in the Statement of Income, presented as net gains (losses) related to available-for-sale financial assets. This amount is determined as the difference between the purchase cost (net of any principal repayment or amortization) and the current fair value of the asset less any impairment loss on that investment previously recognized in the Consolidated Statement of Income.

When the fair value of available-for-sale debt instruments recover to at least their amortized cost, they are no longer considered impaired instruments and subsequent changes in fair value are recorded in equity.

All impairment losses are recognized in profit or loss. Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to profit or loss.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized. Reversal of financial assets recorded at amortized cost and those classified as available-for-sale is recorded in profit or loss.

Non-financial assets

The carrying amounts of the Bank’s non-financial assets, excluding investment property and deferred taxes, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. That recoverable amount will be determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered to be impaired and its value is reduced to its recoverable amount.

When the Bank assesses the value in use of an individual asset or CGU, estimated future cash flows are discounted to present value using a before-tax discount rate that reflects current market assessments of the time value of money and the specific risks that an asset may have.

As of each reporting period, the Bank will evaluate whether there is any indication that an impairment loss recognized in prior years for an asset other than goodwill no longer exists or could have decreased. If such indication exists, the entity will once again estimate the asset’s recoverable amount. In evaluating whether indications that an impairment loss recognized in prior years for an asset other than goodwill no longer exist or may have decreased in value, the entity will consider at least external sources (significant increase in market value of the asset; significant changes in technological, market, economic or legal environment affecting the asset; decrease in market interest rates or other investment rates of return which are likely to affect the discount rate used in calculating the asset’s value in use, resulting in higher recoverable amount) and internal sources during the year (in the immediate future, significant favorable changes in the manner in which the asset is used or is expected to be used; and available evidence from internal reporting indicating that the economic performance of the asset is or will be better than expected, including costs incurred during the year to improve or enhance the asset’s performance or restructure the operation to which the asset belongs). In the case of goodwill and intangible assets with indefinite useful lives or that are still not available for use, recoverable amounts are estimated at each reporting date.

In the event of objective impairment, the carrying amount of an asset will be reduced until the recoverable amount if, and only if, the recoverable amount is less than the carrying amount. This reduction is an impairment loss.

Impairment losses are recognized immediately in the Statement of Income unless the asset is accounted for at revalued value in accordance with other standard. Any impairment loss in revalued assets is treated as a decrease in the revaluation made in accordance with that standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it is related, the entity will recognize a liability if, and only if, it were obligated to do so by another standard. After recognizing an impairment loss, charges for depreciating the asset are adjusted for future periods in order to distribute the asset’s revised carrying amount, less its potential residual value, systematically over the remaining useful life.

If an impairment loss is recognized, the deferred tax assets and liabilities related to it will also be determined by comparing the asset’s revised carrying amount to its tax basis in accordance with IAS 12 “Income Taxes”.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared. An impairment loss will be reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill

Goodwill is tested annually to determine whether impairment exists and when circumstances indicate that its carrying amount may be impaired. Impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which goodwill is allocated. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized.

Goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs (or group of CGUs) of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future years.

In accordance with IAS 36 Impairment of Assets, annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

r)                  Property, Plant and Equipment

Items of property, plant and equipment are measured at cost minus accumulated depreciation and impairment losses.

This cost includes expenses that have been directly attributed to the acquisition of these assets. Construction phase costs include costs of materials and direct labor, and any other cost directly attributable to the process so that the asset is in condition to be operated.

If part of an item of property, plant and equipment has a different useful life, they will be recorded as separate items (important components of property, plant and equipment).

Depreciation is recognized in the Consolidated Statement of Income on a straight-line basis over the useful lives of each part of an item of property, plant and equipment. Assets associated with leased assets are amortized over the shortest period between the lease term and their useful lives, unless it is certain that the Bank will acquire the property at the end of the lease period.

This includes real estate, land, furnishings, vehicles, IT equipment and other facilities owned by the consolidated entities or acquired under a finance lease.  Assets are classified based on their use:

Property, plant and equipment held for own use

Property, plant and equipment held for own use (including, among others, tangible assets received by consolidated entities as full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use, as well as those acquired under a finance lease) are presented at purchase cost less accumulated depreciation and, if appropriate, estimated impairment losses that result from comparing the net value of each item with its corresponding recoverable amount.

For these purposes, the purchase cost of assets received in lieu of payment is similar to the net amount of financial assets in exchange for which they are received.

Depreciation is determined using the straight-line method over the purchase cost of the asset less its residual value. The land on which buildings are other facilities are located is considered to have an infinite useful life and, therefore, is not depreciated.

At period end, the consolidated entities analyze whether there is any indication that the net value of the assets exceed their corresponding recoverable amount, in which case they reduce the carrying amount of the asset until that recoverable amount and adjust future depreciation charges in proportion to the adjusted carrying amount and the new remaining useful life, which is re-estimated if necessary.

Likewise, when indications exist that an asset has recovered in value, the consolidated entities reverse the impairment loss recorded in prior years and adjust future depreciation charges accordingly.  In no case may the reversal of an impairment loss increase the carrying amount above the asset’s original value if no impairment losses had been recorded in prior periods.

Likewise, at least at year end, the estimated useful life of property, plant and equipment held for own use must be reviewed to detect significant changes. Should any arise, they will be adjusted with a charge to the consolidated profit or loss account in future years due to the recalculation of depreciation as a result of the new useful lives.

Upkeep and maintenance costs for tangible assets held for own use are charged to profit or loss as incurred.

Assets transferred under operating lease

The Bank applies the same criteria used for property, plant and equipment held for own use in recognizing the purchase cost of assets transferred under operating leases, as well as for their amortization, estimated useful lives and impairment losses.

For lease transactions, see accounting policy in letter jj) Leases.

s)                   Loans

Loans to customers and loans and advances to banks, both originally granted by the Bank and acquired, are non-derivative financial assets with fixed or defined charges that are not quoted on an active market and that the Bank has no intention of selling immediately or in the short term; they are measured at amortized cost using the effective interest rate method, less any impairment.

t)                    Factored Receivables

The Bank engages in factoring transactions with its customers, by which they receive invoices and other commercial instruments representative of credit, with or without recourse, and in exchange give the customer a percentage of the total amounts receivable from the debtor of the transferred documents. They are valued based on the disbursement by the Bank in exchange for the invoices or other commercial instruments representative of credit that the transferor hands over to the Bank.

The difference between the disbursement and the real nominal value of the loans is recorded in the Consolidated Statement of Income as interest revenue using the effective interest rate method over the financing period. The transferor is liable for repaying the loans.

u)                 Lease Receivables

Lease receivables, included in “loans to customers”, are periodic payments from lease agreements that meet certain requirements to qualify as finance leases and are presented at nominal value net of unaccrued interest as of year end.

When the Bank is the lessor in a lease agreement and transfers substantially all incidental risks and rewards over the leased asset, the transaction is presented within loans. (See letter jj)).

Assets leased among consolidated companies are treated as assets held for own use in the Consolidated Financial Statements.

v)                 Provisions for At-Risk Assets

The Bank has established provisions for probable losses on loans and contingent loans based on instructions from the SBIF and scoring models and credit risk evaluations approved by the Bank’s Board of Directors. These practices are designed to opportunely record sufficient provisions to cover expected losses related to the characteristics of the debtors and their loans, which are indicative of payment behavior and subsequent recovery.

The Bank has established provisions for probable losses on loans to customers using the standard method for residential mortgage loans issued by the SBIF.

In order to calculate credit risk provisions, loan and contingent loan portfolios are evaluated as follows:

Individual debtor evaluations. An individual evaluation is performed when a debtor is considered individually significant for one of the following reasons: it has significant levels of debt, it cannot be classified within a group of financial assets with similar credit risk characteristics or given its size, complexity or level of exposure it must be analyzed in detail.

Group debtor evaluations. Group evaluations are used to deal with a large number of transactions with small individual amounts loaned to individuals or small companies. The Bank groups debtors with similar credit risk characteristics and assigns each group a certain probability of default and a recovery percentage based on a data-supported historical analysis. For this purpose, the Bank implemented the standard provisioning method for residential mortgage loans issued by the SBIF and internal models for consumer and commercial loans.

The following section describes the models used to determine credit risk provisions:

Individual and group provisions. The provisions necessary to properly cover risks of losses on assets, loans and exposure from contingent loans must be calculated and established on a monthly basis, considering the types of provisions existing, the evaluation models used and the type of transactions covered.

Evaluation models, criteria and procedures for comprehensively evaluating credit risk and determining the amounts to provision are approved by the Bank’s Board of Directors, in accordance with SBIF standards and instructions.

Processes and policy compliance are evaluated and supervised using internal control procedures in order to assure compliance and ensure a suitable level of provisions in order to deal with losses from expected and incurred deterioration.

The following types of provisions are used for both loans and contingent loans:

•             Individual provisions on the normal portfolio.

•             Individual provisions on the substandard portfolio.

•             Individual provisions on the default portfolio.

•             Group provisions on the normal portfolio.

•             Group provisions on the default portfolio.

i) Individual Provisions

An individual debtor evaluation is used when the Bank needs to understand and analyze a customer in detail because of its size, complexity or exposure level.

The scoring and provisioning methodology is based on SBIF standards for those purposes, assigning each debtor to one of the following risk categories:

Normal Portfolio. This is for debtors with payment capacity to meet their obligations and commitments whose economic and financial situation shows no signs that this may change. Loans in this portfolio are classified in categories A1 through A6. Nevertheless, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the Normal Portfolio.

Substandard Portfolio. It includes debtors with financial difficulties or significant decline in their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. This portfolio also includes debtors with recent balances more than 30 days past due. Loans in this portfolio are classified in categories B1 through B4.

Default Portfolio. It includes debtors and their loans for which recovery is considered remote as they show impaired or no payment capacity. This portfolio consists of debtors that have ceased to pay creditors (in default) or with evident indication that they will do so, those for which a forced restructuring of debt is necessary to reduce the obligation or delay principal or interest payments, and any debtor with interest or principal balances more than 90 days past due for any loan. Loans in this portfolio are classified in categories C1 through C6. All loans held by these same debtors, including 100% of contingent loan amounts, are classified within this portfolio.

Normal and Substandard Portfolios

As part of the individual debtor evaluation, the Bank classifies debtors into the aforementioned categories, assigning probabilities of default (PD) and loss given default (LGD), which are used to calculate percentages of expected loss. In accordance with SBIF regulations, these variables are then applied to each of the individual categories as follows:

		Probability of Default (PD)	Loss Given Default (LGD)	Expected Loss (EL)
Portfolio Type	Debtor Category	(%)	(%)	(% Provision)
Normal Portfolio	Al	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank calculates provisions by first determining exposure, which is the carrying amount of loans to customers and contingent loans, less amounts that can be feasibly recovered from financial or real guarantees backing the loans. The respective loss percentages are then applied to that exposure. For real guarantees, the Bank must demonstrate that the value assigned to that deduction reasonably reflects the value that it will obtain from disposing of the assets or capital instruments. The credit quality of a co-signer or guarantor can only be considered in place of debtor credit risk when the co-signer or guarantor has an investment-grade rating (or similar) from a local or international risk rating agency recognized by the SBIF. At no time may co-signed amounts be deducted from the amount of the exposure. This can only occur for financial or real guarantees.

Default Portfolio

The Bank calculates provisions for this portfolio by first determining a rate of expected loss. This is done by subtracting from the amount of the exposure any amounts that could be recovered from real or financial guarantees backing the loans and the present value of amounts recovered through collections, net of related collections expenses.

Once a range of expected loss has been determined, the respective provision percentage is applied to the amount of the exposure, which includes loans and contingent loans of the same debtor.

The following provision percentages are applied to the exposure:

Portfolio Type	Scale of Risk	Range of Expected Loss	Provision
Default Portfolio	C1	Up to 3%	2%
	C2	More than 3% up to 20%	10%
	C3	More than 20% up to 30%	25%
	C4	More than 30% up to 50%	40%
	C5	More than 50% up to 80%	65%
	C6	More than 80%	90%

Loans remain in this portfolio until payment capacity or behavior has returned to normal. However, the Bank will continue to charge off individual loans that comply with the conditions in letter w) “Impaired loans and charge-offs” (title II of Chapter B-2 of the SBIF’s CNC). In order to remove a debtor from this portfolio, once the circumstances that led it to be classified as such according to these rules no longer exist, at least the following copulative conditions must be met:

1)        None of the debtor’s obligations with the bank is more than 30 calendar days past due.

2)        The debtor has not been granted any new refinancing to pay his obligations.

3)        At least one of the payments made was on the principal.

4)        If the debtor has any loan with partial payments within a period of less than six months, it has already made two payments.

5)        If the debtor must pay monthly installments for one or more loans, it has paid four consecutive installments.

6)        The debtor does not appear with direct outstanding debt in the information disclosed by the SBIF, except for insignificant amounts.

ii) Group Provisions

Group evaluations are used to deal with a large number of transactions with small individual amounts loaned to individuals or small companies. These evaluations and the criteria for employing them must be consistent with the Bank’s loan approval policies.

In order to calculate provisions, group evaluations start by grouping loans with similar characteristics such as type of debt and agreed-upon conditions in order to establish both the group’s payment behavior and the recovery of delinquent loans using technically-backed estimates and conservative criteria.

Then, each group is assigned a probability of default (PD) and loss given default (LGD) based on the group profile and exposure is calculated by adding the carrying amount of loans and contingent loans.

For mortgage loans, the Bank must record minimum provisions using the standard method established by the SBIF for this type of loan. These regulatory provisions are considered a conservative minimum base but the Bank must still use in-house methodologies to calculate sufficient provisions to protect this portfolio from credit risk.

The Bank finalized new group models for unified provisions during the last quarter of 2017. This was done in order to ensure sufficient credit risk provisions and reinforce integrated customer management. The main highlights of this process include progress on governance of credit risk models and the use of robust statistical techniques to estimate likelihood of default (LD) and loss given default (LGD), both of which are needed to calculate expected loss.

This change resulted in a charge of MCh$8,764, which was recorded in the Consolidated Statement of Income since it is considered a change in estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

Standard Method for Provisions for Residential Mortgage Loans

The Bank applies a standard provisioning method for residential loans issued by the SBIF. According to this method, the applicable provision factor, represented by the expected loss (EL) over the amount of residential mortgage loans, will depend on the delinquency of each loan and the ratio, at each month end, between the outstanding principal on each loan and the value of the collateral (PVG) guaranteeing the loan, as indicated in the following table:

		Provision Factor Applicable Based on Delinquency and PVG
	Days Past Due	PVG = Outstanding Principal on Loan/Value of Collateral
PVG Segment	as of Month End	0	1 - 29	30 - 59	60 - 89	Default Portfolio
PVG < 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EL (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < PVG < 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EL (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < PVG < 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EL (%)	0.5421	6.0496	11.5255	17.6390	22.2310
PVG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EL (%)	0.7453	8.2532	15.7064	24.2355	30.2436

If the same debtor has more than one mortgage loan with the Bank and one loan is more than 90 days past due, all loans will be classified within the default portfolio and provisions will be calculated for each loan based on its respective PVG percentages.

For residential mortgage loans linked to Chilean government housing programs or subsidies, provided that they are covered by government foreclosure insurance, the provision percentage may be weighted by a loss mitigation factor (LM), which depends on the PVG percentage and the price of the property in the deed of sale (V). The LM factors to apply to the corresponding provision percentage are presented in the following table:

	LM Factor (Loss Mitigation) for Loans with Government Foreclosure Insurance
	V Segment Price of Property in Deed of Sale (UF)
PVG Segment	V<1,000	1,000 < V < 2,000
PVG < 40%	100%	100%
40% < PVG < 80%	100%	100%
80% < PVG < 90%	95%	96%
PVG > 90%	84%	89%

Default Portfolio

The default portfolio includes all loans and 100% of contingent loans of debtors with interest or principal payments more than 90 days past due as of month end. It also includes debtors to which loans were made to cover other loans more than 60 days past due, as well as debtors that have undergone forced restructuring or received partial debt relief.

The following may be excluded from the default portfolio: a) residential mortgage loans that are less than 90 days past due unless the debtor has another loan of the same type that is more days past due and b) student loans (Law 20,027) that do not yet present the default conditions contained in Ruling 3,454/3,454.

All loans of that specific debtor shall remain in the default portfolio until payment capacity or behavior has returned to normal. However, the Bank will continue to charge off individual loans that comply with the conditions in letter w), section “charge-offs” (title II of Chapter B-2 of the SBIF’s CNC). In order to remove a debtor from the default portfolio, once the circumstances that led it to be classified as such according to these rules no longer exist, at least the following copulative conditions must be met:

1)        None of the debtor’s obligations is more than 30 calendar days past due.

2)        The debtor has not been granted any new refinancing to pay his obligations.

3)        At least one of the payments made was on the principal.

4)        If the debtor has any loan with partial payments within a period of less than six months, it has already made two payments.

5)        If the debtor must pay monthly installments for one or more loans, it has paid four consecutive installments.

6)        The debtor does not appear with direct outstanding debt in the information disclosed by the SBIF, except for insignificant amounts.

Condition number 3) does not apply for debtors that only have student loans in accordance with Law 20,027.

iii) Guarantees

Guarantees may be considered in calculating provisions only if they are legally established and meet all conditions for their potential enforcement or liquidation in favor of the creditor bank.

In any case, for the purposes of provisioning rules issued by the SBIF, the Bank must be able to demonstrate the mitigating effect of these guarantees on the credit risk inherent to the expositions they are intended to back. In order to calculate these provisions, guarantees will be treated as follows:

1)        Guarantors and co-signers. They may be considered to the extent that the documentation establishing the guarantee refers explicitly to the given loans so that the scope of the guarantee is clearly defined and the right against the co-signer or guarantor is unquestionable.

2)        Real guarantees. For the purposes of applying the deduction method or determining recovery rates, the valuation of real guarantees (mortgages or pledges) must reflect the net flow that would be obtained from selling the assets, debt or equity instruments if the debtor fails to comply with his obligations and the Bank must turn to the second source of payment. The amount that can be recovered by enforcing guarantees shall correspond to the present value of the amount that would be obtained from the sale under the conditions in which the sale will probably occur, considering the state of the assets at the time of liquidation, less estimated expenses that would be incurred to maintain and dispose of them, all in accordance with the Bank’s policies on such matters and the time frames set forth by law for liquidating assets.

3)        Financial guarantees. The adjusted fair value of this type of guarantee may be deducted from the amount of the credit risk exposure, provided that the guarantee has been established with the sole purpose of guaranteeing payment of the loans in question.

Leased assets

Estimated losses calculated to record provisions using the evaluation method that is appropriate for the debtor shall take into account the value that would be obtained from disposing of the leased assets, considering the probable impairment that the assets would present in the event of default by the lessor and the expenses related to its redemption and liquidation or potential replacement.

Factored receivables

Provisions for factored receivables must consider the counterparty to be the transferor of the documents sold to the Bank when the transferor retains liability, and the debtor of the invoices when the transferor does not retain liability.

iv) Additional Provisions

The Bank may establish additional provisions that arise from applying its portfolio evaluation models in accordance with Chapter B-1 section 9 of the SBIF CNC, recorded in liabilities (see letter aa) within “Provisions and contingent liabilities”. These provisions may be established to safeguard the Bank against the risk of macroeconomic fluctuations, in order to anticipate reversal of expansionary economic cycles that, in the future, may translate into worsened economic conditions, thereby functioning as an anti-cyclical mechanism to accumulate additional provisions when the scenario is favorable and to release or allocate specific provisions when conditions deteriorate.

As a result, additional provisions must always correspond to general provisions on commercial, mortgage or consumer loans, or on identified segments, and in no case may they be used to offset deficiencies in the models used by the Bank.

For these provisions, the Bank must have a board-approved policy that covers the following aspects:

•             criteria for recording provisions, which must be based solely on exposures that have already been taken on;

•             criteria for allocating or releasing provisions; and,

•             definitions of specific minimum and maximum limits for this type of provision.

As of December 31, 2017 and 2016, the Bank did not have any additional provisions for its commercial, consumer or mortgage loan portfolios.

w)               Impaired Loans and Charge-offs

Impaired portfolio

The following assets make up this portfolio:

•             For debtors subject to individual evaluations, it includes loans in the default portfolio and categories B3 and B4 of the substandard portfolio.

•             For debtors subject to group evaluations, it includes all loans in the default portfolio.

Charge-offs

Generally, charge-offs are produced when contractual rights to cash flows end. In the case of loans, even if the above does not happen, the Bank will proceed to charge off the respective asset balances as indicated in section II of Chapter B-2 “Loan impairment and charge-offs” of the SBIF’s CNC.

Charge-off refers to derecognition of the asset related to the respective transaction in the Consolidated Statement of Financial Position, therefore including any part that may not be past due if a loan is payable in installments, or a lease (partial charge-offs do not exist).

Charge-offs must be charged to credit risk provisions established in accordance with Chapter B-1 of the CNC, whatever the cause for which the charge-off was produced.

Loans and receivables must be charged off under the following circumstances, based on which happens first:

1)        The Bank, based on all available information, concludes that it will not obtain any cash flows from the loan recorded in assets.

2)        When debt without an enforceable title reaches 90 days from the day it was recorded in assets.

3)        Once the statute of limitations has lapsed for suing to collect through summary proceedings or when enforcement is rejected or withdrawn in a final court judgment.

4)        When the days past due reaches the charge-off deadline in the table below:

Type of Loan	Deadline
Consumer loans with or without collateral	6 months
Consumer leases	6 months
Other non-real estate leases	12 months
Other operations without collateral	24 months
Commercial loans with collateral	36 months
Real estate leases (commercial and residential)	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

Recovery of charged-off assets

Subsequent payments on charged-off loans are recorded in profit or loss as loan loss recoveries within “credit risk provisions”, netting the provision expense for the year.

In the event that recoveries are in assets, income is recognized in profit or loss for the amount at which the asset is recorded, in accordance with Chapter B-5 Assets received or awarded in lieu of payment of the CNC. The same criteria will be followed if the leased assets are recovered after the charge-off of a lease transaction once the asset is recorded in the Statement of Financial Position.

Renegotiation of charged-off transactions

Any renegotiation of a loan already charged-off will not give rise to income while the operation continues to be considered impaired. Actual payments received can be treated as amounts recovered on charged-off loans.

The renegotiated loan can only be added back to assets if the loan ceases to be impaired, also recognizing the capitalization income as amounts recovered on charged-off loans. The same approach should be followed in the event that a loan is granted to pay a charged-off loan.

Recoveries on previously charged-off loans

Recoveries on previously charged-off loans are recorded in the Consolidated Statement of Income, subtracted from credit risk provisions.

x)                 Contingent Assets and Liabilities

Contingent loans are defined as transactions or commitments in which the Bank assumes a credit risk by committing to make a payment or disbursement, upon occurrence of a future event, to third parties that must be recovered from its customer.

A contingent asset or liability is any right or obligation arisen from past events whose existence will be confirmed only if one or more uncertain future event occurs not within the control of the Bank.

The Bank records the following balances related to such commitments and responsibilities, which fall within its line of business, in memorandum accounts.

1)        Co-signers and guarantors: Comprises co-signers, guarantors and standby letters of credit referred to in Chapter 8-10 of the Updated Standards (RAN in Spanish). It also includes payment guarantees for buyers in factoring transactions, as indicated in Chapters 8-38 of the RAN.

2)        Confirmed foreign letters of credit: This includes foreign letters of credit confirmed by the Bank.

3)        Documentary letters of credit: This includes documentary letters of credit issued by the Bank that have not yet been negotiated.

4)        Performance and bid bonds: Comprises performance and bid bonds with promissory notes referred to in Chapter 8-11 of the RAN.

5)        Unrestricted lines of credit: The unused amount of credit lines from which customers may draw without prior approval by the Bank (for example, credit cards or checking account overdrafts).

6)        Other loan commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed-upon future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a project or student loans (Law 20,027).

7)        Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The balances of contingent loans are considered each reporting period in order to determine the credit risk provisions required by Chapter B-1 “Credit Risk Provisions” in the SBIF’s CNC. The amounts must be calculated based on a risk exposure factor, using the following table:

Type of Contingent Loan	Exposure
1) Co-signers and guarantors	100%
2) Confirmed foreign letters of credit	20%
3) Issued documentary letters of credit	20%
4) Performance and bid bonds	50%
5) Unrestricted lines of credit	35%
6) Other loan commitments:
- Student loans (Law No. 20,027)	15%
- Other	100%
7) Other contingent loans	100%

Nevertheless, for transactions with customers that have loans in default, as indicated in Chapter B-1 referenced above, that exposure will always be equivalent to 100% of their contingent loans.

y)                 Provisions for Contingent Loans

The Bank records the following balances related to such commitments and responsibilities, which fall within its line of business, in memorandum accounts: Co-signatures, guarantees, documentary letters of credit, performance and bid bonds, unrestricted lines of credit, other loan commitments and other contingent loans.

The balances of contingent loans are considered each reporting period in order to determine the credit risk provisions required by CNC Chapter B-1 using the methodology detailed in letter x, Note 1, letter x) “Contingent Assets and Liabilities.”

z)                  Current and Deferred Income Taxes

The Bank has recorded an income tax benefit for each reporting period in accordance with current tax laws in the countries where it operates.

The income tax benefit recorded in profit for the year includes the sum of current taxes that result from applying current tax rates to the taxable basis for the year (after legally admissible deductions) and the variation in deferred tax assets and liabilities recognized in consolidated profit or loss. The Bank recognizes, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are determined based on the tax rate applicable in the year that deferred tax assets and liabilities are recovered or settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes. The effects of deferred taxes for temporary differences between the tax and book basis are recorded on an accrual basis in accordance with IAS 12 Income Taxes and presented in accordance with the SBIF’s CNC.

Comparative Information

Some minor reclassifications have been made to the prior year financial statements (for the year ended December 31, 2016), in order to facilitate comparison with the year ended December 31, 2017. These reclassifications, which do not modify profit or loss or equity for the prior year, are detailed as follows:

	2016
	Prior	Restated
	MCh$	MCh$	Differences
	(i)	(ii)	(iii)
Assets
Current tax assets	162,410	162,885	475
Deferred tax assets	287,051	116,846	170,205

Liabilities
Current tax liabilities	—	(475)	(475)
Deferred tax liabilities	(211,617)	(41,412)	(170,205)

(i)        Presentation of classifications and accounting criteria used by Itaú Corpbanca in its audited financial statements for the year 2016, in accordance with Chapter C-3 of the CNC for accounts 1700, 1750, 2600 and 2650.

(ii)     Classifications and accounting criteria currently used by Itaú Corpbanca in these financial statements were applied to the year 2016 to adjust netting criteria under IAS 12 for presenting the accounts detailed above.

(iii)  Differences are explained by reclassifications from netting taxes by both business entity and geographic unit, as established in IAS 12.

Tax Reforms

Chile

On September 29, 2014, Law 20,780 (Tax Reform) was published in the Official Gazette. The law introduces modifications designed to increase revenue collection, finance education reform, make taxation more equitable and improve the current tax system. Later, on February 8, 2016, Law No. 20,899 was published to simplify the taxation system modified by Law No. 20,780 and improve other tax provisions in the law.

As of year end, the deferred taxes of the Bank and its Chilean subsidiaries have been adjusted based on the corporate income tax rates contained in the Tax Reform Law 20,780. The law increases the tax rate from 24% for commercial year 2016 to 25% for 2017 and beyond for taxpayers applying the Attributed Income System. However, taxpayers applying the Semi-Integrated System, such as the Bank, will have a rate of 25.5% in 2017 and 27% from 2018 onwards.

According to the new article 14 of the Income Tax Law modified by Law No. 20,899 on February 8, 2016, beginning in 2017, corporations, which include the Bank and its Chilean subsidiaries, must use the Partial Credit System and can no longer opt for the Attributed Income System.

Colombia

On December 29, 2016, Law 1,819 was published in Colombia. This law introduced a variety of amendments to the Tax Statutes, strengthened the role of the Colombian Internal Revenue Service (DIAN) and introduced several mechanisms to prevent tax evasion. One of the main amendments reduced the income tax rate for commercial year 2017 to 40%, consisting of a 34% general tax and a 6% surcharge. In 2018, the tax rate falls to 37%, consisting of a 34% general rate and a 4% surcharge. Finally, from 2019 onwards, the income tax rate will be 33% and there will be no surcharge.

Deferred taxes for the Bank’s Colombian subsidiaries have been adjusted based on the new income tax rates contained in Law No. 1,819, published December 29, 2016.

In light of these modifications, the deferred taxes of the Chilean companies have been recorded at a maximum recovery or settlement rate of 27% for temporary differences that will be realized starting in 2018. The deferred taxes of the Colombian subsidiaries have been recorded at a maximum recovery rate of 33% for temporary differences that will be realized starting in 2019.

New York

On December 22, 2017, a tax reform was published in the United States, making several modifications to that country’s tax system. This reform, among other changes, reduced tax rates, modified international tax standards and made significant changes in how tax losses are recovered. One of the main modifications is a reduction in the income tax rate from 35% to 21% beginning January 1, 2018.

This change resulted in a decrease in the value of deferred tax assets recorded by ICBNY of MUS$ 15.4 in November 2017.

The New York Branch’s deferred tax assets and liabilities are now recorded at a rate of 21%.

aa)          Provisions and Contingent Liabilities

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following copulative requirements are met:

•             a present (legal or implicit) obligation has arisen from a past event and,

•             as of the date of the Consolidated Financial Statements it is likely that the Bank has to disburse resources to settle the obligation and the amount can be reliably measured.

A contingent liability is any possible obligation that arises from past events whose existence will be confirmed only if one or more uncertain future event, which is not within the control of the Bank, does or does not occur.

Contingent liabilities include: co-signatures and guarantees, confirmed foreign letters of credit, documentary letters of credit, performance and bid bonds, unrestricted lines of credit, other loan commitments and other contingent loans (See letter x)).

The annual Consolidated Financial Statements include all material provisions with respect to which it is considered more likely than not that the obligation will have to be settled.

Provisions—which are quantified on the basis of the best available information regarding the consequences of the event that gives rise to them, and are re-estimated at the end of each accounting period—are used to cover the specific obligations for which they were originally recognized, and are reversed in full or in part when those obligations cease to exist or are reduced.

Provisions are classified into the following groups in the Consolidated Statement of Financial Position based on the obligations they cover (See Note 20 “Provisions”):

•             Payroll and employee benefits.

•             Minimum dividends.

•             Contingent loan risk.

•             Contingencies (including country risk, additional provisions and others)

bb)          De-recognition of Financial Assets and Liabilities

Accounting for transfers of financial assets is based on the degree and way in which the risks and rewards associated with the transferred assets are transferred:

1)        If the risks and rewards are substantially transferred to third parties (e.g. unconditional sales, sales with repurchase agreements at fair value as of the date of repurchase, sales of financial assets with a purchase option deemed deep-out-of-the-money, use of assets in which the transferor does not retain subordinate financing or transfer any type of credit enhancement to the new holders and other similar cases), the transferred asset is derecognized from the balance sheet and any rights or obligations retained or created upon transfer are simultaneous recognized.

2)        If the risks and rewards of the transferred financial asset are substantially retained (e.g. sales of financial assets with repurchase agreements at fixed prices or for the sales price plus interest, securities lending agreements where the borrower has the obligation to return the securities or similar assets and other similar cases) the transferred asset is not derecognized from the balance sheet and will continue to be valued using the same criteria used before the transfer.  Otherwise, the following is recorded in accounting:

i)                     A financial liability for an amount equal to the consideration received, which is subsequently valued at amortized cost.

ii)                  Both the income from the transferred financial asset (but not derecognized) and the expenses for the new financial liability.

3)        If the risks and rewards of the transferred financial asset are not substantially transferred or retained (e.g. sales of financial assets with a purchase option deemed not deep-in-the-money or deep-out-of-the-money, use of assets in which the transferor assumes subordinate financing or another type of credit enhancement for part of the transferred asset and other similar cases), the following will be analyzed:

i)                     If the transferor has not retained control of the transferred financial asset, it will be derecognized, and any rights or obligations created or retained upon transfer will be recognized.

ii)                  If the transferor has retained control of the transferred financial asset, it will continue to be recognized in the Statement of Financial Position for an amount equal to its exposure to the changes in value that it may experience and a financial liability will be recognized for the financial asset transferred. The net amount of the transferred asset and the associated liability will be the amortized cost of the rights and obligations retained if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained if the transferred asset is measured at fair value.

As a result, financial assets will only be derecognized in the Consolidated Statements of Financial Position when the rights over the cash flows have been extinguished or when substantially all implicit rights and rewards have been transferred to third parties. Likewise, financial liabilities are only derecognized from the Consolidated Statement of Financial Position when the obligations they generate have been extinguished or when they are acquired with the intention to settle them or place them once again.

cc)            Employee Benefits

Short-term benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be fully settled within 12 months after the end of the reporting period in which the employees render the related services.

When an employee has rendered service to an entity during an accounting period, the entity shall recognize the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service:

1)        as a liability (accrued expense), after deducting any amount already paid. If the amount already paid exceeds the undiscounted amount of the benefits, an entity shall recognize that excess as an asset (prepaid expense) to the extent that the prepayment will lead to, for example, a reduction in future payments or a cash refund.

2)        as an expense, unless another IFRS requires or permits the inclusion of the benefits in the cost of an asset.

Vacation accrual

The annual cost of personnel vacation and benefits is recorded on an accrual basis.

Post-employment benefits

Post-employment benefits are employee benefits (other than termination benefits and short-term employee benefits) which are payable after the completion of employment. Post-employment benefit plans are formal or informal arrangements under which an entity provides post-employment benefits for one or more employees. Post-employment benefit plans are classified as either defined contribution plans or defined benefit plans, depending on the economic substance of the plan as derived from its principal terms and conditions.

Other long-term benefits

Other long-term employee benefits include all employee benefits other than short-term employee benefits, post-employment benefits and termination benefits.

International standards require a simplified method of accounting for other long-term employee benefits. In contrast to the accounting required for post-employment benefits, this method does not recognize new measurements in other comprehensive income.

Termination benefits

Termination benefits are employee benefits payable as a result of either:

1)        an entity’s decision to terminate an employee’s employment before the normal retirement date; or

2)        an employee’s decision to accept voluntary redundancy in exchange for those benefits.

An entity shall recognize termination benefits as a liability and an expense at the first of the following dates:

1)        when the entity no longer has a realistic possibility of withdrawal; and

2)        when the entity recognizes restructuring costs that fall within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and involve the payment of termination benefits.

dd)          Debt Instruments Issued

The financial instruments issued by the Bank are classified in the Consolidated Statement of Financial Position within “debt issued”, where the Bank has an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation by the exchange of a fixed amount of cash or other financial asset for a fixed number of shares, if applicable.

After initial measurement, debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount, premium or cost related directly to the issuance.

ee)            Intangible Assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities, or generated in business combinations. They are assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated. The cost of intangible assets acquired in a business combination is their fair value as of the date of acquisition.

These intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

An entity will evaluate whether the useful life of an intangible asset is finite or indefinite and, if finite, will evaluate the duration or number of units of production or other similar units that make up its useful life. The entity will consider an intangible asset to have an indefinite useful life when, on the basis of an analysis of all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

An intangible asset is accounted for based on its useful life. An intangible asset with a finite useful life is amortized over its economic useful life and reviewed to determine whether any indication of impairment may exist. The amortization period and method are reviewed at least once every reporting period. An intangible asset with an indefinite useful life is not amortized and the entity will determine if it has experienced an impairment loss by comparing its recoverable amount to its carrying amount on a yearly basis and at any time during the year in which there is an indication that its value may be impaired.

1)        Software

Computer software acquired by the Bank is accounted for at cost less accumulated amortization and impairment losses.

Expenses for internally developed software are recognized as an asset when the Bank is able to demonstrate its intent and ability to complete development and use it internally to generate future economic benefits and can reliably measure the costs of completing development.  Capitalized costs of internally developed software include all costs directly attributable to developing the software and are amortized over their useful lives. Internally developed software is accounted for at capitalized cost less accumulated amortization and impairment losses.

Subsequent expenses for the recognized asset are capitalized only when they increase the future economic benefit for the specific assets.  All other expenses are recognized in profit or loss.

Amortization is recorded in profit or loss on a straight-line basis using the estimated useful life of the software, from the date on which it is available for use.

2)        Arising from business combinations

In accordance with IFRS 3 Business Combination, when intangible assets are acquired and/or generated in a business combination, their cost is the fair value as of the date of acquisition. The fair value of an intangible asset must reflect the expectations of market participants as of the acquisition date regarding the likelihood that the future economic benefits incorporated into the asset will flow to the entity. In other words, the entity expects an inflow of economic benefits, even if there is uncertainty regarding the date or amount.

In accordance with IAS 38 “Intangible Assets” and IFRS 3, the acquirer shall recognize an intangible asset from the acquiree on the date of acquisition separately from goodwill, regardless of whether the asset had been recognized by the acquiree before the business combination.

The business combination between Banco Itaú Chile and CorpBanca gave rise to intangible assets and goodwill as indicated in Note 13 “Intangible Assets”

3)        Other identifiable intangible assets

This item applies to intangible assets that qualify as identifiable, which means it is controlled by the Bank, the cost can be reliably measured and it is likely to generate future economic benefits.

ff)              Statement of Cash Flows

The Bank uses the method most appropriate to its activities to present its cash flows derived from operating activities, investment activities and financing activities. The classification of cash flows by activity enables users to evaluate their impact on the entity’s financial position and on the final balance of cash and cash equivalents. This information can also be useful in evaluating relationships between these activities.

The Bank prepares its consolidated statement of cash flows using the indirect method. This method begins with the Bank’s consolidated profit for the year before taxes and adds or subtracts non-monetary transactions, such as income and expenses associated with cash flows classified as from investing or financing activities.

The following concepts have been used in preparing the Statement of Cash Flows:

1)        Cash flows: inflows and outflows of cash and cash equivalents, which include deposits in the Chilean Central Bank, domestic banks and foreign banks (including the Bank of the Republic of Colombia).

2)        Operating activities: corresponds to normal activities of banks and their controlled entities, as well as other activities that cannot be classified as investing or financing activities. This section includes, among others, foreign borrowings obtained, dividends received from investments, investments available for sale and investments held to maturity, etc.

3)        Investing activities: corresponds to activities that involve acquiring, selling or otherwise disposing of long-term assets and other investments not included in cash and cash equivalents.

4)        Financing activities: activities that bring about changes in the size and composition of net equity and liabilities that are not considered operating or investing activities.

For the purpose of the cash flow statement, cash and cash equivalents are defined as the account “cash and due from banks”, plus the net balance of transactions pending settlement, plus highly-liquid trading and available-for-sale securities with insignificant risk of changing value, maturing in no more than three months from the date of acquisition and repurchase agreements with similar conditions.

It also includes investments in fixed-income mutual funds that are presented together with trading securities in the Consolidated Statement of Financial Position. Balances of cash and cash equivalents and their reconciliation with the Consolidated Statement of Cash Flows are detailed in Note 5 Cash and Cash Equivalents.

The provision for loans, receivables and other presented within cash flows from operating activities is not equal to the amount presented in the statement of income since the provision in the cash flow statement excludes recoveries of previously charged-off assets.

gg)          Use of Estimates and Judgment

In preparing these Consolidated Financial Statements, the Bank’s management has made certain estimates, judgments and assumptions that affect the application of accounting policies and reported balances of assets and liabilities, disclosures of contingent assets and liabilities as of period end, and reported values of income and expenses during the period. Real results could differ from these estimated amounts.

Relevant estimates and assumptions are reviewed regularly by management in order to quantify certain assets, liabilities, income and expenses. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future period that is affected.

In certain cases, SBIF Standards and generally accepted accounting principles require assets and liabilities to be recorded and/or disclosed at fair value. Fair value is the amount at which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. When market prices in active markets are available, they have been used as a valuation basis. When market prices in active markets are not available, the Bank estimates these values based on the best information available, including the use of models or other valuation techniques.

The Bank has established provisions to cover possible loan losses in accordance with SBIF regulations. In estimating provisions, these regulations require provisions to be regularly evaluated, taking into consideration factors such as changes in the nature and size of the loan portfolio, forecasted portfolio trends, loan quality and economic conditions that may affect debtor payment capacity. Changes in loan loss allowances are presented as “Credit Risk Provisions” in the Consolidated Statement of Income.

Loans are charged off when management determines that the loan or a portion of the loan cannot be collected in accordance with SBIF regulations in Chapter B-2 “Impaired or Charged-Off Loans.” Credit risk provisions are reduced to record charge-offs.

In particular, information regarding more significant areas of estimates of uncertainties and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated Financial Statements are described in the following notes:

•             Useful life of material and intangible assets (Notes 13, 14 and 31)

•             Valuation of goodwill (Notes 13 and 31).

•             Provisions (Note 20)

•             Credit risk provisions (Notes 9, 10 and 28).

•             Fair value of financial assets and liabilities (Note 34).

•             Contingencies and commitments (Note 22).

•             Impairment losses for certain assets (Notes 9, 10, 28 and 31).

•             Current and deferred taxes (Note 15).

•             Consolidation perimeter and evaluation of control (Note 1, letter d)).

During the year ended December 31, 2017, there have been no significant changes in the estimates made as of year-end 2016 that differ from those included in these Consolidated Financial Statements.

hh)          Minimum Dividends

The Bank records within liabilities a provision for the portion of profit for the year that should be distributed to comply with the Corporations Law (30%) or its bylaws. For the years 2017 and 2016, the Bank provisioned 30% and 50%, respectively, of profit for the year. This provision is recorded within “provision for minimum dividends” by reducing “retained earnings” within the Statement of Changes in Equity.

Although Banco Itaú Chile had a policy to not distribute dividends in the agreement signed for the merger with CorpBanca, it agreed to distribute 50% of profit for the year 2016. However, at an Annual General Meeting on March 27, 2017, shareholders agreed to reduce the amount of the dividends for that year to MCh$618 (See Note 23).

Title VII of the Bank’s bylaws establishes that it must distribute an annual cash dividend to its shareholders, as proposed by the Board and prorated based on their shareholdings, of at least thirty (30%) of profit for each year. In any event, no dividends may be distributed if there are any capital losses until those losses have been remedied, nor if any distribution causes the Bank to breach any of the capital requirements in the General Banking Law.

For the purpose of distributing dividends, the Bank will adhere to the terms of the Transaction Agreement, (signed January 29, 2014) which was approved at an Ordinary Shareholders’ Meeting (held March 11, 2016).

ii) Assets Received or Awarded in Lieu of Payment

Assets received or awarded in lieu of payment of loans to customers are recorded, in the case of assets received in lieu of payment, at the price agreed-upon by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a court-ordered auction. In both cases, an independent assessment of the market value of the assets is performed based on the state in which they are acquired.

If the value of loans to customers exceeds the fair value of the asset received or awarded in lieu of payment less disposal costs, it is recognized in the Consolidated Statement of Income as other operating expenses.

Assets received or awarded in lieu of payment are valued at the lower of its initial value and the net realizable value (i.e. its independently assessed fair value less maintenance or disposal costs and regulatory charge-offs.) The SBIF requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

This net realizable value is determined based on current market conditions and should correspond to its fair value less necessary maintenance and disposal costs.

In general, it is believed that these assets will be disposed of within one year of being awarded. However, in justified cases the SBIF may give the Bank an additional term of up to 18 months to dispose of the assets. To take advantage of this extension, the asset must have been written off in accounting in compliance with article 84 of the General Banking Law.

jj)                Leases

Finance leases

This corresponds to leases that transfer substantially all risks and rewards from the owner of the leased asset to the lessee. When consolidated entities act as lessors of an asset, the aggregate present value of minimum lease payments plus the guaranteed residual value—normally the exercise price of the lessee’s purchase option at the end of the contract—will be recorded as third-party financing within “loans to customers” in the Consolidated Statement of Financial Position. Assets acquired under operating leases are presented within “other assets” at purchase cost.

When consolidated entities act as lessees of an asset, the Bank records the cost of the leased assets in the Consolidated Statement of Financial Position based on the nature of the asset in the contract and, simultaneously, a liability for the same amount (which will be the lesser of the fair value of the leased asset and the aggregate present values of the lease payments due the lessor plus, if appropriate, the exercise price of the purchase option). These assets are depreciated using criteria similar to those applied to property, plant and equipment held for own use.

In both cases (as either lessor o lessee), finance income and expenses arising from these contracts are credited and charged, respectively to the Consolidated Statement of Income as “interest income” and “interest expenses” in order to obtain a constant rate of return over the term of the lease.

Operating leases

Leases in which the lessor conserves ownership of the leased asset as well as a significant part of the risks and rewards of ownership are classified as operating leases. When the consolidated entities act as lessor, the purchase cost of the leased assets will be recorded in “property, plant and equipment”. These assets are depreciated in accordance with the policies for property, plant and equipment (see letter r “property, plant and equipment”) and income from the lease agreements is recognized in the Consolidated Statement of Income on a straight-line basis within “other operating income”.

When the consolidated entities act as lessee, lease expenses including any incentives given by the lessor are charged on a straight-line basis to consolidated profit or loss in “other general administrative expenses” within the Consolidated Statement of Income.

kk)          Fiduciary Activities

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of customers. Assets held in a fiduciary capacity are not reported in the Consolidated Financial Statements, as they are not the assets of the Bank. Contingencies and commitments arising from this activity are disclosed in Note 22 Contingencies, Commitments and Responsibilities, letter c) Responsibilities accounted for in off-balance-sheet memorandum accounts.

ll)                Customer Loyalty Program

The Bank maintains a customer loyalty program as an incentive to their customers. Through this program, customers can acquire goods and/or services based on purchases made primarily with credit cards issued by the Bank and by meeting certain conditions established in the program for that purpose.

The Bank has established provisions to reflect the expense related to these awards.

mm)  Non-Current Assets Held for Sale

Non-current assets (or disposal groups made up of assets and liabilities) that are expected to be recovered primarily through sale instead of through continued use are classified as held for sale. Immediately before being classified as such, the assets (or elements of a disposal group) are remeasured in accordance with the Bank’s accounting policies. From this time forward, assets (or disposal groups) are measured at the lesser of carrying amount and fair value less costs to sell.

Impairment losses after the initial classification of assets held for sale and gains and losses after revaluation are recognized in profit or loss. Gains are not recognized if they exceed any accumulated loss.

As of December 31, 2016, the Bank includes the values related to the investment in SMU CORP S.A. in “Non-current assets classified as held for sale” and “Liabilities directly associated with non-current assets held for sale” (in other assets and liabilities), after evaluating the requirements in IFRS 5 for classifying it as a non-current asset held for sale. This company is a subsidiary that was acquired exclusively for resale. Its assets and liabilities are valued at MCh$18,317 and MCh$17,426, respectively.

The investment was available for immediate sale in its current condition and the sale was considered highly likely as the Bank’s senior management was committed to the sale and had initiated the process of identifying a buyer. The transaction was completed within one year as detailed in Note 3 “Material Events”, section “Transfer of Ownership SMU CORP S.A.”

In 2017, the Bank presents no non-current assets classified as held for sale.

nn)          Earnings per Share

Basic earnings per share is determined by dividing net income (loss) for the year attributable to the Bank by the average weighted number of shares in circulation during that year.

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt.

As of December 31, 2017 and 2016, the Bank has no instruments that generate dilutive effects on equity.

oo)          Securitization

The Bank does not have any capital instruments as financial liabilities or equity instruments in accordance with securitization liabilities.

pp)          Consolidated Statement of Changes in Equity

The Statement of Changes in Equity presents all movements in net equity, including those arising from changes in accounting policies and correction of errors.  As a result, this statement reconciles the carrying amount at the beginning and end of the year of all items within consolidated net equity, grouping movements as follows based on their nature:

1)        Adjustments due to changes in accounting policies and correction of errors: this includes changes in consolidated net equity that arise as a result of the retroactive restatement of balances in the Consolidated Financial Statements arising from changes in accounting policies or the correction of errors.

2)        Income and expenses recognized during the period: this shows the aggregate of all income and expense items recorded in the Consolidated Statement of Income.

3)        Other changes in equity, including profit distributions, capital increases, provisions for minimum dividends, dividends paid, and other increases or decreases in equity.

This information is presented in two statements: the Consolidated Statement of Other Comprehensive Income and the Statement of Changes in Equity.

qq)          Consolidated Statement of Other Comprehensive Income

The Consolidated Statement of Other Comprehensive Income presents the income and expenses generated by the Bank as a result of its activity during the year, distinguishing between those recorded in consolidated profit or loss for the year and those recorded directly in consolidated net equity.

Therefore, this statement presents:

1)        Consolidated profit for the year.

2)        The net amount of income and expenses temporarily recognized in equity as adjustments recorded as “valuation accounts”.

3)        Deferred income taxes arising from the concepts in numbers 1) and 2) above, except for translation adjustments and hedges of net investments in foreign operations.

Aggregate consolidated income and expenses recognized, calculated as the sum of the preceding letters, is divided between the amount attributed to the Bank and that attributed to non-controlling interests.

rr)            New Accounting Pronouncements

•                  SBIF Rulings

Between January 1, 2017, and the date of issuance of these Consolidated Financial Statements, the following new accounting or related pronouncements have been issued by the SBIF:

Ruling No. 3,615 of December 12, 2016. Compendium of Accounting Standards. Chapter C-2. Review opinion on interim financial information.

In order to enhance the transparency of financial information provided by banks, starting in 2017 a review of interim financial information must be performed on financial statements as of June 30 and a review opinion issued by the entity’s external auditors in accordance with Chilean Generally Accepted Auditing Standards.

The Bank’s management analyzed these amendments in detail and applied the provisions of Chapter C-2 and those described in the preceding paragraph, which are in accordance with IAS 34, in the Interim Consolidated Financial Statements for the period ended June 30, 2017, and the future Interim Consolidated Financial Statements as of the end of June of each year.

Ruling No. 3,617 of January 31, 2017. Updated Compilation of Standards. Chapter 9-2. Transactions with Mortgage Bonds. Modifies instructions.

In order to facilitate the formation of the mortgage loan portfolio backing the issuance of these bonds, the period from which such loans are eligible for registration in the special registry was adjusted.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the Consolidated Financial Statements for the period. (See Note 2 Accounting Changes).

Ruling No. 3,621 of March 15, 2017, Compendium of Accounting Standards. Chapters B-1 and C-3.

In order to allow banks to recognize, for provision calculating purposes, the guarantees granted as part of the Chilean Guarantee Fund for School Infrastructure (Fondo de Garantía de Infraestructura Escolar) addressed in transitory article 11 of Law No. 20.845, the SBIF has deemed it appropriate to supplement the instructions on the subject contained in Chapter B-1 of the Compendium of Accounting Standards and to add the relevant code “1302.1.50 Credits for school infrastructure Law No. 20.845.”. In addition, the SBIF issues circular letter 01/2017 regarding the Information System Manual, in order to add a code to identify this type of loan and amends the instructions in file C11 to match the references to such fund.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the Consolidated Financial Statements for the period. (See Note 2 Accounting Changes).

•                 Accounting Standards Introduced by the IASB.

•            The following new standards and interpretations have been adopted in these Consolidated Financial Statements.

•            Amendments and Improvements

Amendment to IAS 7 “Cash Flow Statement” - Published in February 2016. The amendment introduces additional disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

The amendments are effective for annual periods beginning on or after January 1, 2017.

The Bank’s management evaluated the impact of adopting this amendment and concluded that it had no significant impacts on its Consolidated Financial Statements.

Amendment to IAS 12 “Income Taxes” - in January 2016. The amendment clarifies the following regarding how to account for deferred tax assets relating to debt instruments measured at fair value.

•   Losses on debt instruments measured at fair value and at cost for tax purposes give rise to a deductible temporary difference, regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use.

•   The carrying amount of an asset does not limit the estimation of probable future taxable profits.

•   Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.

•   An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

The amendments are effective for annual periods beginning on or after January 1, 2017.

The Bank’s management evaluated the impact of adopting this amendment in its Consolidated Financial Statements and concluded that there was no impact since deferred taxes arising from unrealized losses are determined on the basis of their ability to be credited against tax concepts.

Amendment to IFRS 12 “Disclosures of Interests in Other Entities” - Published in December 2016. The amendment clarifies the scope of this standard. These amendments must be applied retroactively to annual periods beginning on or after January 1, 2017.

The Bank’s management evaluated the impact of these amendments in detail and concluded that the disclosures under IFRS 12 that are applicable to IFRS 5 have no impact on its Consolidated Financial Statements.

•            The following new standards and interpretations have been issued but are not yet in effect as of December 31, 2017

•            Standards and Interpretations

IFRS 9 Financial Instruments - Published in July 2014. The IASB published the complete version of IFRS 9, which replaces the guidance in IAS 39. This final version includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the incurred loss impairment model used currently. It also includes the final hedging part of IFRS 9 that was issued in November 2013. Early adoption is permitted.

IFRS 9 is effective for all annual periods beginning on or after January 1, 2018.

The Bank’s management analyzed these amendments/new standards in detail and concluded that, in accordance with SBIF instructions in section 12 of Chapter A-2 Limits or Specifications on the Use of General Criteria of the CNC, this standard cannot be adopted early and, moreover, may not be applied until the SBIF makes use mandatory for all banks.

IFRS 15 “Revenue from Contracts with Customers” — Published in May 2014. This standard establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It replaces IAS 11 Construction Contracts; IAS 18 Revenue; IFRIC 13 Customer Loyalty Programmes; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue-Barter Transactions Involving Advertising Services. Early adoption is allowed.

IFRS 15 is effective for all annual periods beginning on or after January 1, 2018.

The Bank’s management evaluated the impact of adopting this new pronouncement and concluded that it had no significant impacts on its Consolidated Financial Statements.

IFRS 16 “Leases” - Published in January 2016. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases from the point of view of the lessee and the lessor. IFRS 16 replaces the current IAS 17 and introduces a unique model of accounting that requires lessees to recognize assets and liabilities from all lease contracts with a term of more than 12 months unless the underlying asset is undervalued. The objective is to ensure lessees and lessors provide relevant information in a way that faithfully depicts transactions.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 before the initial application date of IFRS 16.

The Bank’s management is currently evaluating the potential impact of adopting this new pronouncement by valuing its lease contracts, which will enable it to determine the effect on both the Consolidated Financial Statements and its solvency indicators. To do this, our parent company (Itaú Unibanco Holding S.A) has provided material to define and identify the Bank’s initial status.

IFRIC 22 “Foreign Currency Transactions and Advance Considerations” - Published in December 2016. This interpretation applies to a foreign currency transaction (or a portion of one) when an entity recognizes a non-financial asset or non-financial liability that arises from paying or receiving consideration in advance before the entity recognizes the related asset, expense or revenue (or the corresponding portion). The interpretation provides guidance for when a single payment/receipt is made, as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice.

Application is mandatory for annual periods beginning on or after January 1, 2018.

The Bank’s management analyzed these amendments/new standards in detail and concluded that, in accordance with SBIF instructions, the procedure in Chapter D-3 Recognition of Foreign Currency Transactions of the CNC must be applied by the industry to record this type of transaction. That procedure does not vary significantly from IFRIC 22.

IFRIC 23 “Uncertainty over Income Tax Treatments” — Published in June 2017, aims to reduce diversity in how companies recognize and measure a tax liability or tax asset when there is uncertainty over income tax treatments. The interpretation addresses how to reflect uncertainty in accounting for income taxes and is applicable to the determination of tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments under IAS 12.

An entity must apply this interpretation for annual periods beginning on or after January 1, 2019. Early adoption is permitted and must be disclosed.

The Bank’s management is still in the process of evaluating the potential impact of these amendments / new pronouncements on its Consolidated Financial Statements.

•            Amendments, Improvements and Clarifications

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Published in September 2014. These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.

On December 17, 2015, the IASB deferred the effective date for these amendments indefinitely.

The Bank’s management analyzed these amendments in detail and concluded that they do not apply since the Bank does not engage in this type of transaction with its associates and does not currently have any joint ventures.

Amendment to IFRS 15 “Revenue from Contracts with Customers” - Published in April 2016. The amendment introduces clarifications of the guidance on identifying performance obligations in contracts with customers, accounting for licenses of intellectual property (IP) and the principal versus agent assessment (gross versus net revenue presentation). New and amended illustrative examples have been added for each of those areas of guidance, as well as additional practical expedients related to transition to the new revenue standard.

These amendments are effective for annual periods beginning on or after January 1, 2018.

The Bank’s management evaluated the impact of adopting this new pronouncement and concluded that it had no significant impacts on its Consolidated Financial Statements.

Amendment to IFRS 2 “Share-Based Payments” - Published in June 2016. The amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment.

These amendments are effective for annual periods beginning on or after January 1, 2018.

The Bank’s management evaluated the potential impact of these amendments / new pronouncements on the Bank’s Consolidated Financial Statements and concluded that there are no relevant impacts.

Annual Improvements Cycle 2014-2016. The document covers the following standards:

• Amendment to IFRS 1 “First-time Adoption of IFRS” - Published in December 2016, is related to the suspension of short-term exemptions covering transition provisions of IFRS 7, IAS 19 and IFRS 10.

The Bank’s management analyzed these amendments in detail and concluded that they do not apply since the Bank will not be a first-time adopter to IFRS during the year the amendment becomes effective.

• Amendment to IAS 28 “Investments in Associates and Joint Ventures” -  Published in December 2016, in relation to the fair value measurement of the associate or joint venture.

The Bank’s management analyzed these amendments in detail and concluded that they do not apply since neither the Bank nor its subsidiaries have joint ventures.

The amendments are effective for annual periods beginning on or after January 1, 2018.

Practice Statement “Making Materiality Judgments” - Published in September 2017. It provides guidance on how to use judgment when selecting information to provide in financial statements prepared applying IFRS standards. It is a non-mandatory document companies are permitted to apply to financial statements prepared any time after September 14, 2017.

Amendment to IFRS 9 “Financial Instruments” - Published in October 2017. This amendment permits more assets to be measured at amortized cost than under the previous version of IFRS 9, in particular some prepayable financial assets. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through profit and loss (FVTPL). To quality for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract”.

The amendments are effective for annual periods beginning on or after January 1, 2019.

The Bank’s management analyzed these amendments/new standards in detail and concluded that, in accordance with SBIF instructions in section 12 of Chapter A-2 Limits or Specifications on the Use of General Criteria of the CNC, this standard cannot be adopted early and, moreover, may not be applied until the SBIF makes use mandatory for all banks.

Amendments to IAS 28 “Investments in Associates and Joint Ventures” - Published in October 2017. This amendment clarifies that companies should apply IFRS 9 to long-term interests in an associate or joint venture to which they do not apply the equity method. The IASB has published an example that illustrates how companies should apply the requirements in IFRS 9 and IAS 28 to long-term interests in an associate or joint venture.

The amendments are effective for annual periods beginning on or after January 1, 2019.

The Bank’s management analyzed these amendments in detail and concluded that they do not apply since neither the Bank nor its subsidiaries have joint ventures.

Note 2 -            Accounting Changes

During the year ended December 31, 2017, no significant accounting changes have occurred that affect the presentation of these Consolidated Financial Statements.

Note 3 -            Material Events

As of December 31, 2017, the following material events affecting the operations of the Bank and its Subsidiaries or the Consolidated Financial Statements have occurred:

ITAU CORPBANCA

a.         Distribution of Dividends.

On March 13, 2017, the Board agreed to propose to the Bank’s shareholders at the Annual General Meeting to be held on March 27, 2017, the distribution of 30% of profit for the year 2016, or MCh$618, as a dividend to the shareholders of all 512,406,760,091 shares validly issued by the Bank, resulting in a dividend of Ch$0.001205475 per share.

At the Annual General Meeting of the shareholders of Itaú Corpbanca, held on March 27, 2017, the shareholders approved the following:

1.- To distribute 30% of profit for the year 2016, or MCh$618, as a dividend to shareholders, resulting in a dividend of Ch$0.001205475 per share entitled to dividends.

2.- To approve the final appointment of the following directors: Messrs. Pedro Samhan Escándar, Eduardo Mazzilli de Vassimon and Andrés Bucher Cepeda, who shall hold office until the next Annual General Meeting, at which time all Board members must be renewed. Mr. Pedro Samhan Escándar was appointed as an independent director, in accordance with article 50 bis of the Corporations Law.

b.         Modifications to the Board

On February 23, 2017, the Board of Itaú Corpbanca was notified of and accepted the resignation of the director Nicolás Abovic Wiegand. On that same date, the Board of Itaú Corpbanca appointed Mr. Andrés Bucher Cepeda to replace him. Mr. Cepeda shall hold office until the next Annual General Meeting, at which time shareholders shall ratify his appointment.

c.          Amendments to Transaction Agreement

On January 20, 2017, Itaú Unibanco Holding S.A. (“Itaú Unibanco”), Itaú Corpbanca, Corp Group Interhold S.P.A. (“Interhold”) and Inversiones Gasa Limitada (“GASA”, collectively with Interhold, “CorpGroup”), have agreed to amend the Transaction Agreement signed on January 29, 2014 and amended on December 2, 2015 (the “Transaction Agreement”), by virtue of which they agreed to the strategic partnership of the operations in Chile and Colombia of Corpbanca and Banco Itaú Chile through the merger of Corpbanca and Banco Itaú Chile, approved at their respective Extraordinary Shareholders’ Meetings.

The amendments refer to:

1.              Acquisition by Itaú Colombia, specifically the parties’ obligation to materialize the acquisition of the assets and liabilities of Itaú Colombia by Banco Corpbanca Colombia in accordance with the terms and conditions agreed between Banco Corpbanca Colombia and Itaú Colombia on November 1, 2016 (“Acquisition in Colombia”). This acquisition in Colombia shall take place as soon as feasible and once approved by the SFC. See letter c) Material Events Banco Itaú Corpbanca Colombia.

2.              Acquisition of shares of Banco Corpbanca Colombia, specifically the purchase by Itaú Corpbanca of all shares of Banco Corpbanca Colombia owned by CorpGroup. Shareholders agreed to postpone the transaction until January 28, 2022.

3.              Banco Corpbanca Colombia (i) is registered as a public company in the National Registry of Securities and Issuers of the SFC and, (ii) its shares are listed on the Colombian Stock Exchange (“BVC”). Once this has occurred, CorpGroup shall be allowed to sell all or part of its shares in Banco Corpbanca Colombia on the BVC, subject to a right of first refusal granted to Itaú Corpbanca. The shares that CorpGroup sells on the BVC shall be deducted from the shares that Itaú Corpbanca must purchase from CorpGroup on January 28, 2022.

d.         Transfer of Ownership SMU Corp S.A.

On January 30, 2017, Itaú Corpbanca transferred all of its shares in SMU Corp S.A., equivalent to 51%. As a result, that company is no longer a subsidiary of the Bank. The shares were acquired by Inversiones Monserrat S.A.

e.          Lawsuit Brought by Helm LLC against Itaú Corpbanca

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (the “State Court Lawsuit”) and an Arbitration Request with the ICC International Court of Arbitration (the “Arbitration”), against Itaú Corpbanca, CorpGroup Holding Inversiones Ltda and Itaú Corpbanca Colombia (the latter as a nominal defendant), alleging certain breaches of the Itaú Corpbanca Colombia shareholder agreement, which was modified and consolidated by HB Acquisition S.A.S. on July 31, 2013 (“SHA”).

In the suit, Helm LLC is seeking, among other things, compensation equal to the value it estimates and claims in exchange for its shares of Itaú Corpbanca Colombia, plus interest. On February 14, 2017, the defendants answered the suit brought by Helm LLC, rejecting its claims in full. Likewise, Itaú Corpbanca and CorpGroup Holding Inversiones Ltda. filed a countersuit against Helm LLC for breaching the SHA, seeking, among other things, termination of the aforementioned SHA. On April 19, 2017, Helm LLC filed its answer to the countersuit. The arbitration proceedings have moved forward accordingly and the evidence stage is expected to begin in July 2018. Itaú Corpbanca believes that the claims by Helm LLC bear no grounds and will proceed to defend its rights pursuant the SHA and applicable law.

f.           Recovery of Fine for Exceeding Credit Margins

Via Ruling No. 16,191 dated December 30, 2015, the SBIF fined CorpBanca MCh$21,765 (see Note 20 Contingencies, Commitments and Responsibilities) for violations of credit margins established in articles 84-1 and 85 of the General Banking Law (“GBL”) related to Chapter 12-3 of the SBIF’s Updated Standards. On January 18, 2016, CorpBanca filed an appeal with the Santiago Court of Appeals to challenge the fine in conformity with the GBL. On August 31, 2016, the Court of Appeals ruled in favor of CorpBanca and rendered all fines null and void. Five business days later, the SBIF filed a complaint against the appellate court ministers, which was heard by the Supreme Court under Case No. 62,128-2016.

On May 9, 2017, the Supreme Court dismissed the complaint filed by the SBIF against the aforementioned final ruling issued by the Santiago Court of Appeals by which the appeal filed by the Bank to render the SBIF fines null and void was accepted, consequently declaring them unlawful.

As informed previously, the fines were expensed in 2015. In light of this Supreme Court ruling, the expense and other related financial effects from the fines were reversed (See Note 22).

g.         SBIF Ruling

Through a ruling dated June 30, 2017, served on Itaú Corpbanca (the “Bank”) on July 17, 2017, the Superintendency of Banks and Financial Institutions (“SBIF”) ruled, among other matters, to continue administrative proceedings against the Bank for alleged violations of individual credit limits in granting certain loans to Norte Grande S.A., Potasios de Chile S.A. and Sociedad de Inversiones Pampa Calichera S.A. These same transactions were the basis for the fines rendered null and void by the Santiago Court of Appeals on August 31, 2016.

On July 19, 2017, the Bank filed a motion for reconsideration against that ruling as it considers it unlawful because, among other reasons, there is no administrative proceeding underway by the SBIF against the Bank that can be continued, as stated by the aforementioned ruling and judgment from the Supreme Court, which dismissed the complaint filed by the SBIF against it.  Via a ruling dated July 24, 2017, the SBIF dismissed the aforementioned motion for reconsideration, claiming that the proceeding is in the investigation stage and the Bank is not formally party to any administrative proceeding.

On October 23, 2017, the Bank received notice from the SBIF that it was filing charges against Itaú Corpbanca for the same transactions referenced above. The Bank believes these charges to be unlawful and, therefore, will defend itself to the full extent of the law. On November 22, 2017, the Bank filed its respective defense. The administrative proceedings initiated by the SBIF are currently in the evidence stage.

h.         Increase in Shareholding of Itaú Unibanco Holding S.A.

On September 15, 2017, Itaú Unibanco Holding S.A. acquired 1,800,000 shares of Itaú Corpbanca. As a result of this acquisition, its interest in Itaú Unibanco has increased from 35.71% to 36.06%, with no modifications to corporate governance within Itaú Corpbanca.

The shares of the Bank were acquired by purchasing 100% of the shares of CGB III SpA, which currently holds the shares of the Bank.

ITAU CORPBANCA CORREDORA DE BOLSA S.A.

a.         Merger of Subsidiaries

On January 1, 2017, the merger of Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda. took place, by which the latter absorbed the former. The new resulting company is the legal successor of Corpbanca Corredores de Bolsa S.A., and its new corporate name is Itaú Corpbanca Corredores de Bolsa S.A.

ADMINISTRADORAS GENERALES DE FONDOS S.A

a.         Merger of Subsidiaries

The merger of Corpbanca Administradora General de Fondos S.A. and Itaú Chile Administradora General de Fondos S.A. took place on December 29, 2017, by which the latter incorporated the former. The new resulting company is the legal successor of Itaú Chile Administradora General de Fondos S.A., and its new corporate name is Itaú Administradora General de Fondos S.A.

CORREDORA DE SEGUROS LIMITADA

a.         Merger of Subsidiaries

The merger to integrate the businesses of both brokers will take place in 2018.

BANCO ITAÚ CORPBANCA COLOMBIA

a.         Allocation of Prior Year Results

At the Annual General Meeting in March 2017, shareholders agreed to record the losses for the year 2016 of MCh$150,926 in the 2017 financial statements as prior year losses.

b.         Bylaw Amendments

At the Annual General Meeting held on March 28, 2017, the shareholders agreed to change the Bank’s corporate name to Itaú CorpBanca Colombia S.A., and permit the use of Itaú or Banco CorpBanca or Corpbanca.

The bylaw amendment to modify the name of the following subsidiaries was also registered in the mercantile registry:

Previous Legal Name	New Legal Name	New Commercial Name
Helm Fiduciaria S.A	Itaú Asset Management Colombia S.A Sociedad Fiduciaria	Itaú Asset Management Itaú Fiduciaria
CorpBanca Investment Trust Colombia S.A.	Itaú Securities Services Colombia S.A Sociedad Fiduciaria	Itaú Securities Services
Helm Comisionista de Bolsa S.A.	Itaú Comisionista de Bolsa Colombia S.A.	Itaú Comisionista de Bolsa
Helm Casa de Valores Panamá	Itaú Casa de Valores S.A.	Itaú Casa de Valores
Helm Bank Panamá	Itaú (Panamá) S.A.	Itaú

c.          Assignment of Assets from Itaú BBA Colombia S.A. to Banco Itaú CorpBanca Colombia S.A.

As established in the agreement to assign assets, liabilities and contracts signed on June 1, 2017, between Itaú CorpBanca Colombia S.A., as assignee, and Itaú BBA Colombia S.A. Corporación Financiera, as assignor, the procedure of notifying the contracting parties of the assignment was completed on June 16, 2017. In the transaction, Banco Itaú CorpBanca Colombia S.A. paid MCh$33,205 to Itaú BBA Colombia S.A. Corporación Financiera.

d.         Investments

On December 22, 2017, Itaú Corpbanca Colombia exchanged its shares of Deceval for shares of the Colombian Stock Exchange, in compliance with the Subscription Framework Agreement signed previously.

Two of the Bank’s subsidiaries, Itaú Securities Services S.A. and Itaú Asset Management, also exchanged shares of Deceval for shares of the Colombian Stock Exchange.

ITAU CORPBANCA NEW YORK BRANCH

a.         Capital Increase

Itaú Corpbanca New York Branch completed two capital increases during 2017: the first in June for US$ 30 million and the second in December for US$ 60 million.

ITAU CORPBANCA RECAUDACIONES Y COBRANZAS S.A.

a.         Capital Increase

On September 29, 2017, shareholders agreed to increase capital by MCh$4,446 and issue 502,287 single-series nominative shares with no par value.

b.         Acquisition of Recuperadora de Crédito Ltda

On October 2, 2017, Recaudaciones y Cobranzas S.A., a subsidiary of Itaú Corpbanca, purchased 100% of Recuperadora de Créditos Limitada, a company controlled by Itaú Chile Inversiones, Servicios y Administración S.A., which resulted in its absorption by the former subsidiary, which will be the legal successor for all purposes. The corporate purpose of the company Recuperadora de Créditos Limitada was to provide legal and/or out-of-court collections services for loans. From the date of the acquisition, these services will be provided by Recaudaciones y Cobranzas S.A., which will be now be called Itaú Corpbanca Recaudaciones y Cobranzas S.A.

The resulting effect on equity of MCh$ (3,977) is reflected in the line item reserves for merger.

Note 4 -            Operating Segments

Segment reporting is determined by the Bank on the basis of its operating segments (Chile14 and Colombia), which are differentiated mainly by the risks and returns that affect them15.

Reporting segments and the criteria used for reporting to the Bank’s chief operating decision maker are in accordance with IFRS 8 “Operating Segments”.

a.                  Segments

Accordingly, each operating segment is described below:

i)                    Chile

The Bank’s commercial activities in Chile take place mainly in the domestic market. It has strategically aligned its operations into the following five commercial areas that are related directly to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking (a) Corporate Banking, b) Large Companies and c) Real Estate and Construction ); 2) Retail Banking (a) Itaú Private Bank, b) Itaú Companies, c) Itaú Personal Bank, d) Itaú and e) Banco Condell), 3) Treasury, 4) Corporation and 5) Other Financial Services.

The Bank manages these commercial areas using a reporting system for internal profitability. The operating results for each segment are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance.

No single customer is solely responsible for 10% or more of the Bank’s total revenue during the periods ended December 31, 2017 and 2016.

Each commercial area in Chile is described as follows:

Wholesale Banking

•             Corporate Banking. This business unit is specialized in serving institutional customers and customers with sales over US$100 million. It has four departments, two of which are specialized in the main domestic and international economic groups, one specialized in infrastructure and the last in energy. The Financial Advisory Area and the representation office in Spain are part of Corporate Banking. The unit offers its customers specialized services tailored to their needs, such as sophisticated, high-value-added products.

•             Large Companies. This division includes a wide range of financial products and services for companies throughout Chile with annual sales between US$8 and US$100 million.

•             Real Estate and Construction. This division focuses on legal entities and economic groups in the real estate, rental property and construction industries with sales over US$100 thousand.

Retail Banking

This area (individuals and legal entities with sales under US$8 million) serve middle- to high-income customers, offering current accounts, consumer loans, credit cards, mortgage loans and commercial products.

The Consumer Banking Division (Banco Condell) operates in the middle- to low-income segments in Chile through 56 independent branches and its own brand identity.

It offers retail loans, insurance and time deposits to individuals with annual income between Ch$2.4 and $7.2 million.

(14)  Including the New York Branch.

(15)  The segments presented here correspond to the segments used by the merged bank.

Treasury

This area manages the Bank’s market and liquidity risk, acting in accordance with internal policies and regulatory and corporate limits. It is also responsible for optimizing the Bank’s funding structure and transfer pricing for products it manages for the business channels. It also manages s also in charge of managing relationships with international counterparty financial institutions.

Corporation

This includes activities not covered by the aforementioned segments.

Other Financial Services

These are services provided by our subsidiaries that include mainly insurance brokerage, financial advisory services, asset management and securities brokerage.

ii)                Colombia

Colombia has been identified as a separate operating segment based on its business activities. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

The commercial activities of this segment are carried out by Banco Itaú Corpbanca Colombia S.A. and its subsidiaries.

These correspond to operations and business carried out by these entities in that country, primarily related directly to the needs of their customers and the Bank’s strategy, grouped as follows: Wholesale and Retail Banking, Treasury Operations and International Business and Corporate Activities. They offer additional products and other financial services through their different Subsidiaries in order to provide comprehensive service to their current and potential customers.

b.                  Geographic Information

Itaú Corpbanca reports revenue by segment from external customers that is:

•                  attributed to the entity’s country of domicile and

•                  attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately. In line with this, the Group operates in two main geographic areas: Chile16 and Colombia17.

Information on interest and indexation income by geographical area for the years ended December 31, 2017 and 2016, is detailed as follows:

	Net Interest and Indexation Income
	12/31/2017			12/31/2016
	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and indexation income	1,061,413	562,668	1,624,081	1,008,679	482,807	1,491,486
Interest and indexation expenses	(529,585)	(333,762)	(863,347)	(554,246)	(315,782)	(870,028)
Net interest and indexation income	531,828	228,906	760,734	454,433	167,025	621,458

(16)  This segment includes the operations of Itaú Corpbanca New York Branch.

(17)  This segment includes the operations of Itaú (Panamá) S.A. and Itaú Casa de Valores S.A.

c.                   Information on Assets, Liabilities and Results.

Segment information regarding assets, liabilities and income or expenses for the period are presented in accordance with the SBIF Compendium of Accounting Standards.

c.1 Assets and Liabilities:

		12/31/2017			12/31/2016
		Chile	Colombia	Total	Chile	Colombia	Total
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	609,279	354,751	964,030	816,190	670,947	1,487,137
Transactions pending settlement	5	155,950	1,067	157,017	142,553	3,216	145,769
Trading securities	6	25,652	389,409	415,061	64,707	567,850	632,557
Receivables from repurchase agreements and securities borrowing	7	2,292	26,232	28,524	33,820	136,422	170,242
Financial derivative instruments	8	1,158,002	90,773	1,248,775	1,010,134	92,635	1,102,769
Loans and advances to banks - Loans to customers	9-10	15,593,593	4,208,150	19,801,743	15,772,932	4,804,850	20,577,782
Financial assets available for sale	11	1,931,639	721,427	2,653,066	1,613,621	440,489	2,054,110
Financial assets held to maturity	11	95,652	106,378	202,030	94,269	132,164	226,433
Investments in other companies	12	6,271	4,141	10,412	13,330	6,637	19,967
Intangible assets(*)	13	1,414,859	190,375	1,605,234	1,446,593	211,021	1,657,614
Property, plant and equipment	14	82,481	48,098	130,579	81,798	39,245	121,043
Current tax assets	15	202,093	36,359	238,452	138,942	23,943	162,885
Deferred taxes	15	161,109	—	161,109	116,846	—	116,846
Other assets	16	364,384	80,308	444,692	368,066	93,233	461,299
Total		21,803,256	6,257,468	28,060,724	21,713,801	7,222,652	28,936,453

		12/31/2017			12/31/2016
		Chile	Colombia	Total	Chile	Colombia	Total
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES
Current accounts and other demand deposits	17	2,399,159	1,742,508	4,141,667	2,331,735	2,121,456	4,453,191
Transactions pending settlement	5	109,496	—	109,496	67,410	3	67,413
Payables from repurchase agreements and securities lending	7	44,264	376,656	420,920	5,470	368,409	373,879
Savings accounts and time deposits	17	7,868,572	2,196,671	10,065,243	8,889,741	2,691,969	11,581,710
Financial derivative instruments	8	1,036,024	59,130	1,095,154	854,431	52,903	907,334
Borrowings from financial institutions	18	1,545,143	650,987	2,196,130	1,640,136	539,734	2,179,870
Debt instruments issued	19	5,484,562	465,476	5,950,038	4,874,653	585,600	5,460,253
Other financial liabilities	19	16,255	811	17,066	23,298	2,265	25,563
Current tax liabilities	15	624	—	624	475	—	475
Deferred tax liabilities	15	52	11,382	11,434	157	41,255	41,412
Provisions	20	123,682	66,008	189,690	94,643	69,572	164,215
Other liabilities	21	399,757	63,675	463,432	212,396	64,446	276,842
Total		19,027,590	5,633,304	24,660,894	18,994,545	6,537,612	25,532,157

(*) This includes goodwill generated in business combinations between Banco Itaú Chile and CorpBanca totaling MCh$1,169,24318 as of December 31, 2017 (MCh$1,188,447 as of December 31, 2016).

(18)  For impairment testing purposes, goodwill acquired in a business combination shall be distributed as of the acquisition date among each of the cash generating units (CGUs) or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units or groups of units. In the Bank’s case, this is mainly: Chile and Colombia, primarily allocated by CGU as follows: Chile MCh$940,785 and Colombia MCh$228,458.

c.2. Income and Expenses:

		12/31/2017			12/31/2016
		Chile	Colombia	Total	Chile	Colombia	Total
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest and indexation income	24	531,828	228,906	760,734	454,337	167,121	621,458
Net fee and commission income	25	135,624	41,947	177,571	112,147	38,649	150,796
Net financial operating income	26	(49,943)	56,732	6,789	38,237	74,171	112,408
Net foreign exchange transactions	27	35,686	11,504	47,190	(26,767)	(22,104)	(48,871)
Other operating income	32	53,795	8,134	61,929	9,058	10,389	19,447
Credit risk provisions	28	(213,235)	(125,883)	(339,118)	(136,940)	(114,188)	(251,128)
OPERATING INCOME, NET OF CREDIT RISK PROVISIONS		493,755	221,340	715,095	450,072	154,038	604,110
Depreciation and amortization	31	(51,213)	(30,632)	(81,845)	(37,631)	(26,061)	(63,692)
Operating expenses		(422,828)	(224,497)	(647,325)	(399,372)	(158,429)	(557,801)
NET OPERATING INCOME (LOSS)		19,714	(33,789)	(14,075)	13,069	(30,452)	(17,383)
Income attributable to investments in other companies	12	328	1,151	1,479	405	139	544
Income tax benefit	15	45,504	20,406	65,910	1,648	12,787	14,435
Profit (loss) from continuing operations		65,546	(12,232)	53,314	15,122	(17,526)	(2,404)
Loss from discontinued operations		—	—	—	(504)	—	(504)
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR		65,546	(12,232)	53,314	14,618	(17,526)	(2,908)

Note 5 -            Cash and Cash Equivalents

a.         Detail of Cash and Cash Equivalents

The following table details cash and cash equivalents19:

	12/31/2017	12/31/2016
	MCh$	MCh$
Cash and due from banks
Cash	254,824	274,570
Deposits in the Chilean Central Bank	53,187	207,483
Deposits in domestic banks	9,389	2,116
Foreign deposits	646,630	1,002,968
Subtotal cash and due from banks	964,030	1,487,137
Transactions pending settlement, net	47,521	78,356
Highly liquid financial instruments (1)	35,014	381,009
Repurchase agreements (2)	28,524	170,242
Total cash and cash equivalents	1,075,089	2,116,744

(1)         This corresponds to trading instruments, available-for-sale investments and fixed income mutual funds maturing in less than three months from the date of acquisition.

(2)         This corresponds to repurchase agreements maturing in less than three months from the date of acquisition, which are presented in the line item “Repurchase Agreements and Securities Borrowing” in the Statement of Financial Position.

Items (1) and (2) are detailed as follows:

		12/31/2017	12/31/2016
	Note	MCh$	MCh$
Highly liquid financial instruments
Trading securities	6	19,239	29,472
Financial assets available for sale	11	15,775	351,537
Total (1)		35,014	381,009

Repurchase agreements (2)	7 a)	28,524	170,242

b.         Transactions Pending Settlement

Transactions pending settlement consist of transactions awaiting settlement to increase or decrease funds in the Chilean Central Bank or foreign banks, normally within 12 to 24 business hours following year end:

	12/31/2017	12/31/2016
	MCh$	MCh$
Assets
Outstanding notes from other banks	66,996	60,546
Funds receivable	90,021	85,223
Subtotal assets	157,017	145,769
Liabilities
Funds payable	109,496	67,413
Subtotal liabilities	109,496	67,413
Transactions pending settlement, net	47,521	78,356

(19)  Funds in cash deposits in the Chilean Central Bank and the Bank of the Republic of Colombia (included in “Foreign deposits”) are in response to monthly average matching regulations that the Bank must meet.

c)   Other Operating Cash Flows

Given the nature of its activities, the Bank considers trading and investment securities to be directly related to commercial loans and borrowings and, therefore, all these activities are taken into consideration in determining, approving and monitoring the financial performance of the Bank’s strategies with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

Lastly, the Bank, based on its general business strategy, considers gains and losses derived from these operations to be part of its main income-producing activities and, therefore, presenting them within operating activities makes for consistency between the Consolidated Statement of Income and the Consolidated Statement of Cash Flows.

Examples of other cash flows from operating activities include:

i.             Operations from repurchase agreements and securities lending/borrowing. These present cash flows (charges and payments) for purchases and sales of obligations and securities loans related to financial brokerage activities (see Note 1 letter k) and Note 7).

ii.          Trading and investment securities. These present cash flows (charges and payments) from financial instruments related to investment portfolios (see Note 1 letter n) and Note 11).

iii.       Foreign borrowings obtained and repayment of foreign borrowings. These present cash flows (amounts obtained and payments) for obligations with foreign banks (see Note 18) to finance foreign trade loans, which are included within: Loans and advances to banks (see Note 9) and Loans to customers (see Note 1 letter s) and Note 10).

iv.      Loans obtained and paid. These present cash flows (amounts obtained and payments) arising from obligations related to funding or specific business operations (see Note 19).

Note 6 -            Trading Securities

Trading securities are detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank bonds	1,705	8,349
Central Bank promissory notes	2,258	—
Other Chilean government and Central Bank instruments	3,163	17,855
Other instruments issued in Chile:
Bonds	5	786
Promissory notes	—	—
Other instruments	—	12,608
Instruments issued abroad:
Bonds	381,262	547,499
Promissory notes	—	—
Other instruments	8,147	11,727
Mutual fund investments:
Funds managed for related parties	18,521	33,733
Funds managed for third parties	—	—
Total (*)	415,061	632,557

(*) As of December 31, 2017, trading securities totaled MCh$19,239 (MCh$29,472 as of December 31, 2016), maturing in less than three months from the date of acquisition (See Note 5).

Note 7 -            Operations with Repurchase Agreements and Securities Borrowing/Lending

a.         The Bank purchases financial instruments under agreements to resell them at a future date. As of December 31, 2017 and 2016, instruments acquired with sellback agreements are detailed as follows:

As of December 31, 2017
	Less than Three Months	From Three Months to One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	2,292	—	—	2,292
Treasury bonds and notes	—	—	—	—
Other government instruments	—	—	—	—
Other instruments issued in Chile:
Instruments from other domestic banks	—	—	—	—
Corporate bonds and commercial paper	—	—	—	—
Other instruments issued in Chile	—	—	—	—
Instruments issued abroad:
Government and Central Bank instruments	21,248	—	—	21,248
Other instruments issued abroad	4,984	—	—	4,984
Mutual fund investments:
Funds managed for related parties	—	—	—	—
Funds managed for third parties	—	—	—	—
Total	28,524	—	—	28,524

	As of December 31, 2016
	Less than Three Months	From Three Months to One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	—	—	—	—
Treasury bonds and notes	14,416	—	—	14,416
Other government instruments	—	—	—	—
Other instruments issued in Chile:
Instruments from other domestic banks	8,620	—	—	8,620
Corporate bonds and commercial paper	—	—	—	—
Other instruments issued in Chile	—	—	—	—
Instruments issued abroad:
Government and Central Bank instruments	143,866	—	—	143,866
Other instruments issued abroad	3,340	—	—	3,340
Mutual fund investments:
Funds managed for related parties	—	—	—	—
Funds managed for third parties	—	—	—	—
Total	170,242	—	—	170,242

b.         As of December 31, 2017 and 2016, instruments sold with repurchase agreements are detailed as follows:

	As of December 31, 2017
	Less than Three Months	From Three Months to One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	—	—	—	—
Treasury bonds and notes	11,703	—	—	11,703
Other government instruments	—	—	—	—
Other instruments issued in Chile:
Instruments from other domestic banks	26,573	—	—	26,573
Corporate bonds and commercial paper	5,988	—	—	5,988
Other instruments issued in Chile	—	—	—	—
Instruments issued abroad:
Government and Central Bank instruments	—	—	—	—
Other instruments issued abroad	376,656	—	—	376,656
Mutual fund investments:
Funds managed for related parties	—	—	—	—
Funds managed for third parties	—	—	—	—
Total	420,920	—	—	420,920

As of December 31, 2016
	Less than Three Months	From Three Months to One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	3,367	—	—	3,367
Treasury bonds and notes	2,103	—	—	2,103
Other government instruments	—	—	—	—
Other instruments issued in Chile:
Instruments from other domestic banks	—	—	—	—
Corporate bonds and commercial paper	—	—	—	—
Other instruments issued in Chile	—	—	—	—
Instruments issued abroad:
Government and Central Bank instruments	368,409	—	—	368,409
Other instruments issued abroad	—	—	—	—
Mutual fund investments:
Funds managed for related parties	—	—	—	—
Funds managed for third parties	—	—	—	—
Total	373,879	—	—	373,879

Note 8 -            Derivative Instruments and Accounting Hedges

a.         The Bank and its subsidiaries use the following derivative instruments for hedging and trading purposes20:

a.1 Financial Derivative Assets

	As of December 31, 2017
	Notional
	Less than Three Months	Between Three Months and One Year	More than One Year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	8,855,360	5,728,141	700,252	316,901
Cross currency swaps	92,772	299,288	3,260,432	396,239
Interest rate swaps	5,781,923	10,258,903	23,469,906	534,505
Currency call options	33,709	47,300	26,223	421
Currency put options	6,675	9,827	25,808	709
Total	14,770,439	16,343,459	27,482,621	1,248,775

	As of December 31, 2016
	Notional
	Less than Three Months	Between Three Months and One Year	More than One Year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	10,287,421	6,857,963	1,348,556	177,590
Cross currency swaps	63,647	260,672	3,559,276	389,784
Interest rate swaps	1,535,239	2,471,415	26,689,571	534,087
Currency call options	50,178	50,222	670	977
Currency put options	15,338	14,571	—	331
Total	11,951,823	9,654,843	31,598,073	1,102,769

a.2 Financial Derivative Liabilities

	As of December 31, 2017
	Notional
	Less than Three Months	Between Three Months and One Year	More than One Year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	9,023,102	5,821,573	807,071	333,482
Cross currency swaps	109,275	414,355	2,822,789	290,288
Interest rate swaps	5,481,548	8,843,640	20,720,506	468,928
Currency call options	6,675	7,369	—	86
Currency put options	17,629	25,459	415	2,370
Total	14,638,229	15,112,396	24,350,781	1,095,154

(20)  In order to account for credit risk, derivative valuations are adjusted using a credit value adjustment (CVA).

	As of December 31, 2016
	Notional
	Less than Three Months	Between Three Months and One Year	More than One Year	Fair Value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	9,302,930	5,458,077	1,456,181	147,783
Cross currency swaps	164,065	391,919	2,772,166	299,738
Interest rate swaps	1,666,415	3,137,117	29,581,896	457,761
Currency call options	20,795	29,304	—	941
Currency put options	6,428	26,387	335	1,111
Total	11,160,633	9,042,804	33,810,578	907,334

a.3 As of December 31, 2017 and 2016, the portfolio of hedging and trading derivatives is detailed as follows:

	As of December 31, 2017
	Notional			Fair Value
	Less than Three Months	From Three Months to One Year	More than One Year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge accounting derivatives
Fair value
Currency forwards	—	—	—	1,417	78
Cross currency swaps	—	—	264,226	2,735	40,441
Interest rate swaps	442,426	7,567	2,186,949	7,832	39,327
Subtotal	442,426	7,567	2,451,175	11,984	79,846
Cash Flow
Currency forwards	1,401,144	590,463	219,453	8,787	3,946
Cross currency swaps	—	—	309,970	—	22,315
Interest rate swaps	—	305,800	536,023	1,680	6,481
Subtotal	1,401,144	896,263	1,065,446	10,467	32,742
Net investment in foreign operations
Currency forwards	1,106,871	291,194	—	28,958	8,790
Subtotal	1,106,871	291,194	—	28,958	8,790
Derivatives
trading
Currency forwards	15,370,447	10,668,057	1,287,870	277,739	320,668
Futures contracts	—	—	—	—	—
Cross currency swaps	202,047	713,643	5,509,025	393,504	227,532
Interest rate swaps	10,821,045	18,789,176	41,467,440	524,993	423,120
Currency call options	40,384	54,669	26,223	421	86
Currency put options	24,304	35,286	26,223	709	2,370
Subtotal	26,458,227	30,260,831	48,316,781	1,197,366	973,776
Total	29,408,668	31,455,855	51,833,402	1,248,775	1,095,154

	As of December 31, 2016
	Notional			Fair Value
	Less than Three Months	From Three Months to One Year	More than One Year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge accounting derivatives
Fair value
Currency forwards	10,711	13,389	—	1,444	217
Cross currency swaps	—	140,660	325,921	735	18,658
Interest rate swaps	46,628	86,515	1,673,563	5,072	28,411
Subtotal	57,339	240,564	1,999,484	7,251	47,286
Cash Flow
Currency forwards	801,564	209,084	535,758	4,539	676
Cross currency swaps	—	—	323,803	7,553	11,780
Interest rate swaps	25,478	—	657,325	2,786	7,289
Subtotal	827,042	209,084	1,516,886	14,878	19,745
Net investment in foreign operations
Currency forwards	551,435	684,562	—	13,864	10,431
Subtotal	551,435	684,562	—	13,864	10,431
Derivatives
trading
Currency forwards	18,226,641	11,409,005	2,268,979	157,743	136,459
Futures contracts	—	—	—	—	—
Interest rate swaps	227,712	511,931	5,681,718	526,229	422,061
Cross currency swaps	3,129,548	5,522,017	53,940,579	381,496	269,300
Currency call options	70,973	79,526	670	977	941
Currency put options	21,766	40,958	335	331	1,111
Subtotal	21,676,640	17,563,437	61,892,281	1,066,776	829,872
Total	23,112,456	18,697,647	65,408,651	1,102,769	907,334

b.         Hedges

b.1 Fair value hedges:

The Bank uses interest rate derivatives to manage its structural risk by minimizing accounting asymmetries in the Statement of Financial Position. Through different hedging strategies, it redenominates an element originally at a fixed rate to a floating rate, thus decreasing the financial duration and consequently risk, aligning the balance sheet structure with expected movements in the yield curve.

The following table presents the hedged items and the hedging instrument at fair value as of December 31, 2017 and 2016, detailed by maturity:

	As of December 31, 2017
	Notional
	Within 1 Year	1 - 3 Years	3 - 6 Years	More than 6 Years
	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans	12,978	7,704	402,977	320,539
Investment securities	—	12,320	1,629	130,518
Senior bonds	437,015	488,291	77,729	1,009,468
Time deposits	—	—	—	—
Working capital	—	—	—	—
Total	449,993	508,315	482,335	1,460,525
Hedging instruments
Currency forwards	—	—	—	—
Cross currency swaps	—	264,226	—	—
Interest rate swaps	449,993	244,089	482,335	1,460,525
Total	449,993	508,315	482,335	1,460,525

	As of December 31, 2016
	Notional
	Within 1 Year	1 - 3 Years	3 - 6 Years	More than 6 Years
	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans	—	31,464	—	396,508
Investment securities	—	—	65,329	52,205
Senior bonds	16,745	993,535	123,832	319,088
Time deposits	133,144	4,127	—	—
Working capital	148,014	13,396	—	—
Total	297,903	1,042,522	189,161	767,801
Hedging instruments
Currency forwards	24,100	—	—	—
Cross currency swaps	140,660	325,921	—	—
Interest rate swaps	133,143	716,601	189,161	767,801
Total	297,903	1,042,522	189,161	767,801

b.2 Cash flow hedges:

Cash flow hedges are used by the Bank mainly to:

•                     Reduce the volatility of cash flows in items in the Statement of Financial position that are indexed to inflation through the use of inflation forwards and combinations of swaps in pesos and indexed units.

•                     Set the rate of a portion of the pool of short-term liabilities in pesos, thus reducing the risk of an important part of the Bank’s cost of funding, although still maintaining the liquidity risk of the pool. This is achieved by setting the cash flows of the hedged items equal to those of the derivative instruments, modifying uncertain cash flows for certain cash flows.

•                     It also sets the rate of funding sources at a floating rate, decreasing the risk that its funding costs increase.

The following table presents the nominal values of the hedged item as of December 31, 2017 and 2016:

	As of December 31, 2017
	Notional
	Within 1 Year	1 - 3 Years	3 - 6 Years	More than 6 Years
	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans	1,991,607	219,453	57,823	174,300
Senior bonds	—	309,970	—	—
Time deposits	305,800	303,900	—	—
Total	2,297,407	833,323	57,823	174,300
Hedging instruments
Currency forwards	1,991,607	219,453	—	—
Cross currency swaps	—	309,970	—	—
Interest rate swaps	305,800	303,900	57,823	174,300
Total	2,297,407	833,323	57,823	174,300

	As of December 31, 2016
	Notional
	Within 1 Year	1 - 3 Years	3 - 6 Years	More than 6 Years
	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans	1,036,126	692,108	57,742	158,083
Senior bonds	—	167,452	—	—
Time deposits	—	320,800	79,400	41,300
Total	1,036,126	1,180,360	137,142	199,383
Hedging instruments
Currency forwards	1,010,649	535,758	—	—
Cross currency swaps	—	323,802	—	—
Interest rate swaps	25,477	320,800	137,142	199,383
Total	1,036,126	1,180,360	137,142	199,383

	12/31/2017		12/31/2016
	Effective Portion	Ineffective Portion	Effective Portion	Ineffective Portion
	MCh$	MCh$	MCh$	MCh$
Loans	(1,890)	155	(4,149)	(465)
Senior bonds	4,584	(1,329)	5,272	120
Time deposits	3,036	(126)	4,480	(68)
Total	5,730	(1,300)	5,603	(413)

The effective portion generated by cash flow derivatives recorded in the Statement of Changes in Equity as of December 31, 2017 and 2016:

b.3 Hedge of net investments in foreign operations

Itaú Corpbanca, the parent company whose functional currency is the Chilean peso, has foreign business investments consisting of a branch in New York and acquisitions in Colombia. As a result of the proper accounting treatment for these investments, fluctuations in the value of the investments as a result of changes in the Chilean peso-Colombian peso exchange rate alter the parent company’s equity. The objective of these hedges is to safeguard the value of equity by managing exchange rate risk affecting the investments.

Hedges of a net investment in a foreign operation, including hedges of monetary items that are accounted for as part of a net investment, are recorded to cash flow hedges, where:

•                  The portion of the gain or loss from the hedge instrument that is determined to be an effective hedge is recognized in equity. As of December 31, 2017, this was a gain of MCh$49,197 (gain of MCh$13,458 net of deferred taxes as of December 31, 2016).

•                  The ineffective portion is recognized in profit or loss. No such amounts were recorded in 2017 and 2016.

		12/31/2017	12/31/2016
	Note	MCh$	MCh$
Opening balance		10,773	—
Gain on hedges of net investments in foreign operations, before taxes	23 g.	49,197	13,458
Income tax related to hedges of net investments in foreign operations	23 g.	(14,211)	(2,685)
Closing balance		45,759	10,773

Each hedge is detailed in the table below:

b.3.1 Hedge of net investment in New York branch

	Notional	Market Value of Hedging Instrument	Gain or Loss on Hedging Instrument Recognized in Equity	Ineffectiveness Recognized in Profit or Loss
	MUS$	MCh$	MCh$	MCh$
As of December 31, 2017	150.1	4,698	4,698	—
As of December 31, 2016	60.1	(164)	(164)	—

b.3.2 Hedge of net investment in Itaú CorpBanca Colombia

	As of December 31, 2017
	Notional				Statement of Changes in Equity	Statement of Income
	Within 1 Year	1 - 3 Years	3 - 6 Years	More than 6 Years	Effective Portion	Ineffective Portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Equity
Foreign investments	1,398,065	—	—	—	44,499	—
Hedging instruments
Currency forwards	1,398,065	—	—	—	44,499	—

	As of December 31, 2016
	Notional				Statement of Changes in Equity	Statement of Income
	Within 1 Year	1 - 3 Years	3 - 6 Years	More than 6 Years	Effective Portion	Ineffective Portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Equity
Foreign investments	1,235,997	—	—	—	13,622	—
Hedging instruments
Currency forwards	1,235,997	—	—	—	13,622	—

Note 9 -            Loans and Advances to Banks

As of December 31, 2017 and 2016, loans and advances to banks are detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Chilean Banks
Loans to Chilean banks	—	—
Provisions and impairment for loans to Chilean banks	—	—
Subtotal	—	—
Foreign Banks
Interbank liquidity loans	862	59,393
Loans to foreign banks	13,875	27,618
Non-transferable deposits in foreign banks	21,544	63,769
Provisions and impairment for loans to foreign banks	(208)	(212)
Subtotal	36,073	150,568
Chilean Central Bank
Restricted deposits in the Chilean Central Bank (*)	34,004	—
Subtotal	34,004	—
Total	70,077	150,568

(*) These are deposits that do not qualify as time deposits.

Movements in provisions and impairment for loans with domestic and foreign banks during the years ended December 2017 and 2016 are detailed as follows:

	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2017	—	(212)	(212)
Charge-offs	—	—	—
Provisions recorded	—	(226)	(226)
Provisions released	—	209	209
Impairment	—	—	—
Exchange differences	—	21	21
Balances as of December 31, 2017	—	(208)	(208)

	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2016	(17)	(53)	(70)
Charge-offs	—	—	—
Provisions recorded	(29)	(278)	(307)
Integration Itaú-Corpbanca	—	(120)	(120)
Provisions released	46	240	286
Impairment	—	—	—
Exchange differences	—	(1)	(1)
Balances as of December 31, 2016	—	(212)	(212)

Note 10 -     Loans to Customers

a.         Loans to Customers

As of December 31, 2017 and 2016, the loan portfolio is detailed as follows:

	Assets Before Provisions			Provisions
	Unimpaired Portfolio	Impaired Portfolio	Total	Individual Provisions	Group Provisions	Total	Net Assets
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	10,345,995	770,081	11,116,076	367,799	39,180	406,979	10,709,097
Foreign trade loans	650,959	49,774	700,733	30,168	918	31,086	669,647
Current account overdrafts	131,332	8,016	139,348	2,656	2,560	5,216	134,132
Factored receivables	140,375	363	140,738	377	8	385	140,353
Student loans	618,543	55,535	674,078	—	12,794	12,794	661,284
Lease transactions	851,882	88,907	940,789	14,577	4,030	18,607	922,182
Other loans and receivables	24,261	1,598	25,859	506	880	1,386	24,473
Subtotal	12,763,347	974,274	13,737,621	416,083	60,370	476,453	13,261,168
Mortgage loans:
Loans funded with mortgage bonds	44,432	2,968	47,400	—	160	160	47,240
Loans funded with own resources	127,153	8,766	135,919	—	2,070	2,070	133,849
Other mortgage loans	3,507,384	153,516	3,660,900	—	27,048	27,048	3,633,852
Lease transactions	272,544	9,591	282,135	—	10,210	10,210	271,925
Other loans and receivables	24,231	2,168	26,399	—	418	418	25,981
Subtotal	3,975,744	177,009	4,152,753	—	39,906	39,906	4,112,847
Consumer loans:
Consumer installment loans	1,725,652	84,397	1,810,049	—	114,033	114,033	1,696,016
Current account overdrafts	193,325	14,176	207,501	—	13,492	13,492	194,009
Credit card debtors	405,786	15,383	421,169	—	22,408	22,408	398,761
Consumer lease transactions	10,832	344	11,176	—	453	453	10,723
Other loans and receivables	60,651	2,760	63,411	—	5,269	5,269	58,142
Subtotal	2,396,246	117,060	2,513,306	—	155,655	155,655	2,357,651
Total	19,135,337	1,268,343	20,403,680	416,083	255,931	672,014	19,731,666

Unimpaired Portfolio:

This includes individual debtors in the Normal Portfolio (A1 to A6) or the Substandard Portfolio (B1 to B2). For group evaluations, it includes the Normal Portfolio.

Impaired Portfolio:

This includes individual debtors in the Default Portfolio (C1 to C6) and the Substandard Portfolio (B3 to B4). For group evaluations, it includes the Default Portfolio.

	Assets Before Provisions			Provisions
	Unimpaired Portfolio	Impaired Portfolio	Total	Individual Provisions	Group Provisions	Total	Net Assets
As of December 31, 2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	11,312,885	643,479	11,956,364	312,057	32,993	345,050	11,611,314
Foreign trade loans	682,188	71,956	754,144	34,439	303	34,742	719,402
Current account overdrafts	127,694	6,007	133,701	4,131	3,742	7,873	125,828
Factored receivables	74,967	1,174	76,141	1,595	217	1,812	74,329
Student loans	605,053	27,254	632,307	—	12,406	12,406	619,901
Lease transactions	979,305	94,201	1,073,506	28,069	3,734	31,803	1,041,703
Other loans and receivables	26,926	3,374	30,300	948	1,172	2,120	28,180
Subtotal	13,809,018	847,445	14,656,463	381,239	54,567	435,806	14,220,657
Mortgage loans:
Loans funded with mortgage bonds	55,199	2,509	57,708	—	119	119	57,589
Loans funded with own resources	147,562	4,758	152,320	—	1,153	1,153	151,167
Other mortgage loans	3,243,747	117,203	3,360,950	—	24,455	24,455	3,336,495
Lease transactions	280,765	7,564	288,329	—	9,565	9,565	278,764
Other loans and receivables	28,097	1,113	29,210	—	290	290	28,920
Subtotal	3,755,370	133,147	3,888,517	—	35,582	35,582	3,852,935
Consumer loans:
Consumer installment loans	1,715,059	70,945	1,786,004	—	92,217	92,217	1,693,787
Current account overdrafts	174,617	8,215	182,832	—	9,847	9,847	172,985
Credit card debtors	403,394	11,509	414,903	—	18,743	18,743	396,160
Consumer lease transactions	16,760	331	17,091	—	517	517	16,574
Other loans and receivables	77,179	2,955	80,134	—	6,018	6,018	74,116
Subtotal	2,387,009	93,955	2,480,964	—	127,342	127,342	2,353,622
Total	19,951,397	1,074,547	21,025,944	381,239	217,491	598,730	20,427,214

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2017 and 2016, the fair value of guarantees taken corresponds to 126.76% and 116.97% of the assets covered, respectively.

In the case of mortgage guarantees, as of December 31, 2017 and 2016, the fair value of the guarantees taken corresponds to 85.38% and 78.27% of the balance receivable on loans, respectively.

The Bank finances its customers’ purchases of assets, including real estate and other personal property, through finance lease agreements that are presented within this item. As of December 31, 2017, the Bank recorded MCh$306,931 in finance leases for chattel property (MCh$447,424 as of December 31, 2016) and MCh$927,168 in finance leases for real estate property (MCh$931,502 as of December 31, 2016).

b.         Portfolio Characteristics

The following table details the Bank’s loan portfolio (before provisions) as of December 31, 2017 and 2016, by the customer’s industry sector:

	Domestic Loans		Foreign Loans		Total		Total
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans:
Manufacturing	784,608	902,242	255,883	319,154	1,040,491	1,221,396	5.10%	5.81%
Mining	363,065	325,401	280,996	378,039	644,061	703,440	3.16%	3.35%
Utilities	589,067	787,308	347,416	348,021	936,483	1,135,329	4.59%	5.40%
Agriculture and livestock	205,333	180,435	210,597	247,310	415,930	427,745	2.04%	2.03%
Forestry	22,975	20,128	15,832	15,219	38,807	35,347	0.19%	0.17%
Fishing	1,527	1,779	12,385	56,991	13,912	58,770	0.07%	0.28%
Transport	461,486	487,221	206,991	207,132	668,477	694,353	3.28%	3.30%
Telecom	29,296	31,396	65,143	48,764	94,439	80,160	0.46%	0.38%
Construction	1,368,057	1,360,769	270,063	264,025	1,638,120	1,624,794	8.03%	7.73%
Wholesale and retail trade	815,184	734,433	897,666	980,156	1,712,850	1,714,589	8.39%	8.16%
Services	2,616,171	2,861,252	1,164,562	1,426,121	3,780,733	4,287,373	18.53%	20.39%
Other	2,343,848	2,438,895	409,470	234,272	2,753,318	2,673,167	13.49%	12.71%
Subtotal	9,600,617	10,131,259	4,137,004	4,525,204	13,737,621	14,656,463	67.33%	69.71%
Mortgage loans	3,635,993	3,360,930	516,760	527,587	4,152,753	3,888,517	20.35%	18.49%
Consumer loans	1,544,062	1,353,422	969,244	1,127,542	2,513,306	2,480,964	12.32%	11.80%
Total	14,780,672	14,845,611	5,623,008	6,180,333	20,403,680	21,025,944	100.00%	100.00%

c.          Provisions

Movements in credit risk provisions during the years ended December 31, 2017 and 2016, are detailed as follows:

	Individual	Group
	Provisions	Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2017	381,239	217,491	598,730
Portfolio charge-offs
Commercial loans	(56,939)	(35,504)	(92,443)
Mortgage loans	—	(3,879)	(3,879)
Consumer loans	—	(115,708)	(115,708)
Total charge-offs	(56,939)	(155,091)	(212,030)
Provisions recorded	310,103	359,423	669,526
Provisions released	(183,917)	(145,915)	(329,832)
Impairment	—	—	—
Provisions used	(9,760)	—	(9,760)
Exchange differences	(24,643)	(19,977)	(44,620)
Balances as of December 31, 2017	416,083	255,931	672,014

	Individual	Group
	Provisions	Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2016	58,760	51,234	109,994
Portfolio charge-offs
Commercial loans	(52,226)	(23,012)	(75,238)
Mortgage loans	—	(3,953)	(3,953)
Consumer loans	—	(92,103)	(92,103)
Total charge-offs	(52,226)	(119,068)	(171,294)
Provisions recorded	378,503	278,730	657,233
Provisions released	(244,250)	(135,535)	(379,785)
Integration Itaú-Corpbanca	297,850	145,097	442,947
Impairment	—	—	—
Provisions used	(57,167)	(1,577)	(58,744)
Exchange differences	(231)	(1,390)	(1,621)
Balances as of December 31, 2016	381,239	217,491	598,730

In addition to these credit risk provisions, the Bank also establishes country risk provisions to hedge foreign transactions, which are presented within liabilities in Note 20 Provisions. Therefore, total credit risk provisions established for different concepts are detailed as follows:

		12/31/2017	12/31/2016
	Note	MCh$	MCh$

Provisions for
Individual	10	416,083	381,239
Group	10	255,931	217,491
Contingent loans (i)	20	64,941	35,553
Contingencies	20	—	—
Country risk (ii)	20	6,860	6,851
Loans and advances to banks	9	208	212
Total		744,023	641,346

(i) In accordance with the SBIF’s Compendium of Accounting Standards, mainly chapters B-1 and B-3, the Bank has calculated provisions for contingent loans. They are recorded in liabilities, specifically within “provisions” (Note 20, letter a).

(ii) Country risk is necessary to cover the risk assumed by maintaining and committing resources to a customer in a foreign country. These provisions are on the basis of country risk ratings made by the Bank in accordance with Chapter 7-13 of the RAN (Note 20, letter b).

d.         Sale of Portfolio

As of December 31, 2017 and 2016, the Bank and its subsidiaries engaged in portfolio sales. The result is included in net financial operating income in the Consolidated Statement of Income.

As of December 31, 2017 and 2016, the Bank and its subsidiaries derecognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities in Note 1, letter aa) of the annual Consolidated Financial Statements. The main sales during 2017 and 2016 were of loans related to Law 20,027, which are detailed as follows:

•                  Sale of CAE Portfolio

The gain or loss on the sale, excluding the effect of any provisions on these loans, is comprised of MCh$15,852 (MCh$18,332 in 2016), which is the general gain or loss on the sale included in the Consolidated Statement of Income within net financial operating income, and the difference is recorded in profit or loss based on its period of deferral (MCh$14,058 (MCh$14,739 in 2016), thus recognizing the equivalent of an effective rate for these transactions, in accordance with IAS 39.

As of December 31, 2017
Portfolio		Sale	Gain
Sale	Provision	Value	on Sale
MCh$	MCh$	MCh$	MCh$
118,027	212	147,725	29,910

As of December 31, 2016
Portfolio Sale	Provision	Sale Value	Gain on Sale
MCh$	MCh$	MCh$	MCh$
142,636	800	175,707	33,871

SBIF Ruling No. 3,548 (March 2014) specifies the treatment for presenting gains and losses originating from loan portfolio sales, which defines the net profit or loss from the sale of loans (loans and advances to banks and loans to customers) as the difference between the value of cash received (or the fair value of instruments received in consideration) and the net value of loan loss allowances over the transferred assets, recorded as of the date of sale. Income from sales of the charged-off portfolio should also be included in this same line item and not as recovery of charged-off loans.

e.          Leases

The maturity of finance leases (presented net) as of December 31, 2017 and 2016, is detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Up to one month	26,169	18,111
Between one month and three months	29,815	34,617
Between three months and one year	109,095	130,714
Between one year and three years	228,859	248,102
Between three years and six years	225,557	245,034
More than six years	614,605	702,348
Total	1,234,100	1,378,926

The maturities of the cash flows receivable for finance lease transactions are detailed as follows (gross amounts) as of December 31, 2017 and 2016:

	Total Receivable		Deferred Interest		Net Receivable
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Up to One Month	29,846	30,896	3,677	1,782	26,169	29,114
Between One Month and Three Months	32,672	38,246	2,857	3,561	29,815	34,685
Between Three Months and One Year	120,691	146,124	11,596	14,774	109,095	131,350
From One to Three Years	262,576	291,393	33,717	39,983	228,859	251,410
Between Three Years and Six Years	283,010	319,920	57,453	69,467	225,557	250,453
More than Six Years	1,062,625	1,199,476	448,020	517,562	614,605	681,914
Total	1,791,420	2,026,055	557,320	647,129	1,234,100	1,378,926

	12/31/2017	12/31/2016
	MCh$	MCh$
Commercial lease transactions	940,789	1,073,506
Mortgage lease transactions	282,135	288,329
Consumer lease transactions	11,176	17,091
Total	1,234,100	1,378,926

Note 11 -     Investment securities

a.         As of December 31, 2017 and 2016, the Bank records the following instruments as available for sale and held to maturity:

	12/31/2017			12/31/2016
	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments quoted on active markets:
Chilean Government and Central Bank instruments
Chilean Central Bank instruments	687,945	—	687,945	901,239	—	901,239
Treasury bonds and notes	1,081,879	—	1,081,879	272,734	—	272,734
Other government instruments	14,053	—	14,053	—	—	—
Other instruments issued in Chile
Deposit promissory notes	114,038	—	114,038	397,898	—	397,898
Chilean mortgage bonds	64	—	64	76	—	76
Bank bonds	9,032	—	9,032	2,607	—	2,607
Other instruments	6,159	—	6,159	32,230	—	32,230
Instruments issued abroad
Foreign government and central bank instruments	420,687	—	420,687	284,444	—	284,444
Other instruments issued abroad	300,740	202,030	502,770	162,882	226,433	389,315
Impairment provision	—	—	—	—	—	—
Investments not quoted on active markets:
Corporate bonds and commercial paper	18,469	—	18,469	—	—	—
Other instruments	—	—	—	—	—	—
Impairment provision	—	—	—	—	—	—
Total (*)	2,653,066	202,030	2,855,096	2,054,110	226,433	2,280,543

(*) As of December 31, 2017, available-for-sale instruments totaled MCh$15,775 (MCh$351,537 as of December 31, 2016), maturing in less than three months from the date of acquisition. (See Note 5)

The portfolio of instruments available for sale as of December 31, 2017, includes an unrealized gain of MCh$ 24,552 (gain of MCh$14,586 as of December 31, 2016), presented as valuation accounts in equity.

b.         Impairment of Investment Securities

The Bank’s portfolio of investment securities presented no impairment as of December 31, 2017 and 2016.

c.          All investments quoted on inactive markets that are classified as available for sale have been recorded at fair value.

Itaú Corpbanca reviewed the instruments with unrealized losses as of December 31, 2017 and 2016, and concluded that they were only temporarily impaired and, therefore, no adjustments to profit for the year were needed.

Unrealized gains and losses on the available-for-sale portfolio as of December 31, 2017 and 2016, are as follows:

	12/31/2017
	Carrying Amount	Positive MtM Adjustment	Negative MtM Adjustment	Total
	MCh$	MCh$	MCh$	MCh$
Investments quoted on active markets:
Chilean Government and Central Bank instruments
Chilean Central Bank instruments	688,770	806	(1,631)	687,945
Treasury bonds and notes	1,081,633	3,526	(3,280)	1,081,879
Other government instruments	14,206	—	(153)	14,053
Other instruments issued in Chile
Deposit promissory notes	114,073	—	(35)	114,038
Chilean mortgage bonds	64	—	—	64
Bank bonds	9,034	25	(27)	9,032
Other instruments	3,942	2,217	—	6,159
Instruments issued abroad
Foreign government and Central Bank instruments	416,995	3,921	(229)	420,687
Other instruments issued abroad	281,833	19,090	(183)	300,740
Impairment provision	—	—	—	—
Investments not quoted on active markets:
Corporate bonds and commercial paper	17,964	505	—	18,469
Other instruments	—	—	—	—
Impairment provision	—	—	—	—
Total	2,628,514	30,090	(5,538)	2,653,066

	12/31/2016
	Carrying Amount	Positive MtM Adjustment	Negative MtM Adjustment	Total
	MCh$	MCh$	MCh$	MCh$
Investments quoted on active markets:
Chilean Government and Central Bank instruments
Chilean Central Bank instruments	898,579	2,708	(48)	901,239
Treasury bonds and notes	272,860	558	(684)	272,734
Other government instruments	—	—	—	—
Other instruments issued in Chile
Deposit promissory notes	397,804	105	(11)	397,898
Chilean mortgage bonds	76	—	—	76
Bank bonds	2,586	21	—	2,607
Other instruments	31,823	454	(47)	32,230
Instruments issued abroad
Foreign government and Central Bank instruments	271,179	14,416	(1,151)	284,444
Other instruments issued abroad	164,617	35	(1,770)	162,882
Impairment provision	—	—	—	—
Investments not quoted on active markets:
Corporate bonds and commercial paper	—	—	—	—
Other instruments	—	—	—	—
Impairment provision	—	—	—	—
Total	2,039,524	18,297	(3,711)	2,054,110

d.         Investments in available-for-sale instruments are classified as follows within the fair value hierarchy (See Note 34):

	12/31/2017
	Level 1	Level 2	Level 3	Total
	MCh$	MCh$	MCh$	MCh$
Investments quoted on active markets:
Chilean Government and Central Bank instruments
Chilean Central Bank instruments	687,945	—	—	687,945
Treasury bonds and notes	1,081,879	—	—	1,081,879
Other government instruments	14,053	—	—	14,053
Other instruments issued in Chile
Deposit promissory notes	—	114,038	—	114,038
Chilean mortgage bonds	—	64	—	64
Bank bonds	—	9,032	—	9,032
Other instruments	6,159	—	—	6,159
Instruments issued abroad
Foreign government and Central Bank instruments	420,687	—	—	420,687
Other instruments issued abroad	300,740	—	—	300,740
Impairment provision	—	—	—	—
Investments not quoted on active markets:
Corporate bonds and commercial paper	—	18,469	—	18,469
Other instruments	—	—	—	—
Impairment provision	—	—	—	—
Total	2,511,463	141,603	—	2,653,066

	12/31/2016
	Level 1	Level 2	Level 3	Total
	MCh$	MCh$	MCh$	MCh$
Investments quoted on active markets:
Chilean Government and Central Bank instruments
Chilean Central Bank instruments	901,239	—	—	901,239
Treasury bonds and notes	272,734	—	—	272,734
Other government instruments	—	—	—	—
Other instruments issued in Chile
Deposit promissory notes	—	397,898	—	397,898
Chilean mortgage bonds	—	76	—	76
Bank bonds	—	2,607	—	2,607
Other instruments	—	32,230	—	32,230
Instruments issued abroad
Foreign government and Central Bank instruments	150,009	134,435	—	284,444
Other instruments issued abroad	156,045	6,837	—	162,882
Impairment provision	—	—	—	—
Investments not quoted on active markets:
Corporate bonds and commercial paper	—	—	—	—
Other instruments	—	—	—	—
Impairment provision	—	—	—	—
Total	1,480,027	574,083	—	2,054,110

Note 12 -     Investments in other companies

The Bank’s investments in other companies as of December 31, 2017 and 2016, are detailed as follows:

		12/31/2017			12/31/2016
		Ownership			Ownership
	Company	Interest (%)	MCh$		Interest (%)	MCh$
	Nexus S.A.	12.9000	1,056		12.9000	1,057
	Transbank S.A.	8.7200	3,616		8.7200	3,617
	Combanc S.A.	9.1800	344		9.1800	344
	Redbanc S.A.	2.5000	110		2.5000	110
	Sociedad Interbancaria de Depósitos de Valores S.A.	9.4000	132		9.4000	132
	Imerc OTC S.A.	8.6600	1,012		8.6600	1,012
(*)	Deceval S.A.	—	—	(i)	10.7600	4,906
(*)	A.C.H Colombia	4.2100	184		4.2100	378
(*)	Redeban Multicolor S.A.	1.6000	213		1.6000	234
(*)	Cámara de Compensación Divisas de Col. S.A.	6.2056	77	(ii)	3.7200	53
(*)	Cámara de Riesgo Central de Contraparte S.A.	2.4300	156		2.4300	171
(*)	Servibanca - Tecnibanca	4.5300	915		4.5300	1,003
	Share of Bolsa de Comercio de Santiago	—	—	(iii)	4.1666	4,015
	Share of Bolsa Electrónica de Chile	—	—	(iii)	2.4390	103
(*)	Bolsa de Valores de Colombia	0.0067	525		0.0067	492
(*)	Credibanco	6.3700	2,072		6.3700	2,271
(*)	Fogacol	—	—	(iv)	150,000 units	69
	Total		10,412			19,967

(*) This corresponds to investments in other companies made by the Colombian subsidiaries.

(i) Variation corresponds to the sale of the Bank’s interest in Deceval S.A.

(ii) Variation corresponds to the acquisition of shares in 2017.

(iii) Variation corresponds to shares transferred to the available-for-sale portfolio due to the demutualization process being carried out by Santiago Exchange and the Chilean Electronic Stock Exchange.

(iv) Variation corresponds to the sale of the Bank’s interest in Fogacol.

For the years ended December 31, 2017 and 2016, the Bank received dividends from the following companies:

	12/31/2017	12/31/2016
	MCh$	MCh$
Dividends received	1,479	544
Total	1,479	544

Movements in these investments for the years ended December 31, 2017 and 2016, are detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Opening carrying amount as of January 1	19,967	2,475
Investments acquired	29	2,692 (*)
Integration Itaú-Corpbanca	—	15,044
Investments sold	(4,917)	(108)
Transfer to investments available for sale	(4,118)	—
Exchange differences	(549)	244
Other	—	(380)
Total	10,412	19,967

(*) As of December 31, 2016, this includes the valuation of Credibanco, an entity that was transformed from a non-profit entity to a simplified corporation, resulting in an increase of MCh$2,271.

Note 13 -     Intangible Assets

a.         As of December 31, 2017 and 2016, this account is detailed as follows:

	Useful Life	Remaining Life (Years)	Net Assets as of 01/01/2017	Gross Assets	Accumulated Amortization	Net Assets as of 12/31/2017
	(Years)	Average	MCh$	MCh$	MCh$	MCh$
Integrated banking system	15	1	1,214	9,824	(9,361)	463
Computer software or systems	3	1	86,110	193,256	(80,364)	112,892
IT projects and licenses	8	5	21,300	42,474	(25,811)	16,663
Arising from business combination			1,548,173	1,545,195	(70,625)	1,474,570
-Goodwill			1,188,447	1,169,243	—	1,169,243
-Trademarks	10	9	47,209	51,417	(9,311)	42,106
-Customer relationships	12	11	89,827	91,046	(15,008)	76,038
-Core deposit	9	8	222,690	233,489	(46,306)	187,183
Other projects	10	1	817	3,645	(2,999)	646
Total			1,657,614	1,794,394	(189,160)	1,605,234

	Useful Life	Remaining Life (Years)	Net Assets as of 01/01/2016	Gross Assets	Accumulated Amortization	Net Assets as of 12/31/2016
	(Years)	Average	MCh$	MCh$	MCh$	MCh$
Integrated banking system	15	2	—	9,825	(8,611)	1,214
Computer software or systems	3	2	49,960	152,560	(66,450)	86,110
IT projects and licenses	8	6	—	42,447	(21,147)	21,300
Arising from business combination			899	1,580,030	(31,857)	1,548,173
-Goodwill				1,188,447	—	1,188,447
-Trademarks	10	10	—	51,449	(4,240)	47,209
-Customer relationships	12	12	899	96,674	(6,847)	89,827
-Core deposit	9	9	—	243,460	(20,770)	222,690
Other projects	10	2	950	3,645	(2,828)	817
Total			51,809	1,788,507	(130,893)	1,657,614

b.         Movements of gross intangible assets for the years ended December 31, 2017 and 2016, are detailed as follows:

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Goodwill	Other Projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2017	9,825	152,560	42,447	391,583	1,188,447	3,645	1,788,507
Acquisitions	39	40,975	1,889	—	—	—	42,903
Retirements	—	(123)	—	—	—	—	(123)
Exchange differences	(40)	(2,009)	(9)	(15,631)	(19,204)	—	(36,893)
Balances as of December 31, 2017	9,824	191,403	44,327	375,952	1,169,243	3,645	1,794,394

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Goodwill	Other Projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2016	—	73,554	—	1,284	—	1,520	76,358
Acquisitions	511	80,509	738	—	—	—	81,758
Integration Itaú-Corpbanca	9,342	81,446	41,714	319,733	338,909	2,239	793,383
Additions resulting from business combination	—	—	—	389,558	1,187,448	—	1,577,006
Retirements	—	(83,205)	—	(319,733)	(338,909)	(532)	(742,379)
Exchange differences	(28)	312	(5)	741	999	—	2,019
Other	—	(56)	—	—	—	418	362
Balances as of December 31, 2016	9,825	152,560	42,447	391,583	1,188,447	3,645	1,788,507

c.          Movements of accumulated amortization of intangible assets as of December 31, 2017 and 2016, are detailed as follows:

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2017	(8,611)	(66,450)	(21,147)	(31,857)	(2,828)	(130,893)
Amortization for the year	(788)	(15,819)	(4,672)	(41,038)	(158)	(62,475)
Exchange differences	38	1,905	8	2,270	(13)	4,208
Balances as of December 31, 2017	(9,361)	(80,364)	(25,811)	(70,625)	(2,999)	(189,160)

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2016	—	(23,594)	—	(385)	(570)	(24,549)
Amortization for the year	(855)	(13,727)	(3,693)	(31,431)	(152)	(49,858)
Integration Itaú-Corpbanca	(7,755)	(29,184)	(17,452)	(49,762)	(1,688)	(105,841)
Retirements	—	—	—	49,762	—	49,762
Exchange differences	—	—	—	(41)	—	(41)
Other	(1)	55	(2)	—	(418)	(366)
Balances as of December 31, 2016	(8,611)	(66,450)	(21,147)	(31,857)	(2,828)	(130,893)

As of December 31, 2017 and 2016, licenses acquired during the year are detailed as follows:

	12/31/2017	12/31/2016
Licenses	MCh$	MCh$
IBM	1,154	851
Microsoft	—	726
ULA	—	426
Kony	321	—
Vcloud suite	169	—
MIS	129	—
Identity Guard IDG	116	—

d.         Impairment

At the end of the reporting period, Banco Itaú-Corpbanca tested its assets for impairment and concluded that there were no indications of impairment.

e.          Restrictions

As of December 31, 2017 and 2016, Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets. In addition, no intangible assets have been given in guarantee for performance of any obligations. There are also no amounts owed by the Bank on intangible assets as of the aforementioned dates.

Note 14 -     Property, Plant and Equipment

a.         As of December 31, 2017 and 2016, this account is detailed as follows:

	Useful Life	Average Remaining	Net Assets as of 01.01.2017	Gross Assets	Accumulated Depreciation	Net Assets as of 12.31.2017
	(Years)	Life (Years)	MCh$	MCh$	MCh$	MCh$
Buildings and land	25	16	78,034	118,481	(35,330)	83,151
Equipment	5	1	25,997	65,018	(39,858)	25,160
Other	8	3	17,012	50,773	(28,505)	22,268
- Furnishings			8,418	27,860	(17,503)	10,357
- Leased assets			50	28	(28)	—
- Other			8,544	22,885	(10,974)	11,911
Total			121,043	234,272	(103,693)	130,579

	Useful Life	Average Remaining	Net Assets as of 01.01.2016	Gross Assets	Accumulated Depreciation	Net Assets as of 12.31.16
	(Years)	Life (Years)	MCh$	MCh$	MCh$	MCh$
Buildings and land	25	17	16,778	107,989	(29,955)	78,034
Equipment	5	2	6,724	62,007	(36,010)	25,997
Other	8	4	10,468	42,726	(25,714)	17,012
- Furnishings			1,011	26,513	(18,095)	8,418
- Leased assets			—	338	(288)	50
- Other			9,457	15,875	(7,331)	8,544
Total			33,970	212,722	(91,679)	121,043

The useful life presented in the following tables is the residual useful life of the Bank’s property, plant and equipment. The total useful life was determined based on expected use given the quality of the original construction, the environment where the assets are located, the quality and extent of maintenance performed, and appraisals prepared by external specialists independent from the Bank.

b.         Movements of gross property, plant and equipment for the years ended December 31, 2017 and 2016, are detailed as follows:

	Buildings and Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
January 1, 2017	107,989	62,007	42,726	212,722
Acquisitions	27,125	7,853	9,274	44,252
Sales and/or retirements for the period	(12,636)	(2,241)	(952)	(15,829)
Exchange differences	(2,901)	(2,601)	(1,371)	(6,873)
Balances as of December 31, 2017	119,577	65,018	49,677	234,272

	Buildings and Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
January 1, 2016	18,808	15,876	31,533	66,217
Integration Itaú-Corpbanca	75,797	42,354	21,629	139,780
Acquisitions	11,002	7,091	5,306	23,399
Sales and/or retirements for the period	(13,206)	(3,423)	(353)	(16,982)
Exchange differences	170	109	29	308
Reclassifications	15,418	—	(15,418)	—
Balances as of December 31, 2016	107,989	62,007	42,726	212,722

c.          Movements of accumulated depreciation of property, plant and equipment for the years ended December 31, 2017 and 2016, are detailed as follows:

	Buildings and Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
January 1, 2017	(29,955)	(36,010)	(25,714)	(91,679)
Depreciation for the year	(7,218)	(8,054)	(4,098)	(19,370)
Sales and/or retirements for the year	—	2,178	481	2,659
Exchange differences	1,843	2,055	826	4,724
Impaired	—	(27)	—	(27)
Balances as of December 31, 2017	(35,330)	(39,858)	(28,505)	(103,693)

	Buildings and Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
January 1, 2016	(2,030)	(9,152)	(21,065)	(32,247)
Integration Itaú-Corpbanca	(13,855)	(24,500)	(11,210)	(49,565)
Depreciation for the year	(5,047)	(5,281)	(3,506)	(13,834)
Sales and/or retirements for the year	723	3,358	411	4,492
Exchange differences	(52)	(84)	(38)	(174)
Impaired	—	(351)	—	(351)
Reclassifications	(9,694)	—	9,694	—
Balances as of December 31, 2016	(29,955)	(36,010)	(25,714)	(91,679)

d.         As of December 31, 2017 and 2016, the Bank has operating lease agreements that cannot be terminated unilaterally. Information on future payments is detailed as follows:

Future Operating Lease Payments
Land, Buildings and Equipment

	Less than 1	Between 1 and	More than
	Year	5 Years	5 Years
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2017	23,021	76,949	103,195	203,165
As of December 31, 2016	24,599	100,482	15,900	140,981

e.          As of December 31, 2017 and 2016, the Bank has finance lease agreements that cannot be terminated unilaterally. Information on future payments is detailed as follows:

Future Finance Lease Payments
Land, Buildings and Equipment

	Less than 1	Between 1 and	More than
	Year	5 Years	5 Years
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2017	9,078	43,730	43,730	96,538
As of December 31, 2016	46,540	189,623	47,406	283,569

f.           As of December 31, 2017 and 2016, the Bank and its subsidiaries have no restrictions on property, plant and equipment. In addition, no property, plant and equipment have been given in guarantee for performance of any obligations. There are also no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

Note 15 -     Current and Deferred Income Taxes

a.         Current Taxes

As of each year end, the Bank has established a corporate income tax provision, determined in accordance with current tax laws. The provision is recorded in assets net of recoverable taxes of MCh$237,828 as of December 31, 2017, (MCh$162,410 in December 2016), detailed as follows:

a.1. Current taxes

	12/31/2017				12/31/2016
	Chile	USA (*)	Colombia	Total	Chile	USA (*)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	202,093	—	36,359	238,452	138,172	770	23,943	162,885
Current tax liabilities	(624)	—	—	(624)	(475)	—	—	(475)
Total, net	201,469	—	36,359	237,828	137,697	770	23,943	162,410

a.2 Current taxes by geographic area

	12/31/2017				12/31/2016
	Chile	USA (*)	Colombia	Total	Chile	USA (*)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income taxes (rate of 25.5% / 24%)	8,332	—	11,357	19,689	17,672	—	10,409	28,081

Less:
Monthly provisional tax payments (PPM)	(49,035)	—	(3,434)	(52,469)	(153,330)	(770)	(32,232)	(186,332)
Credits for training expenses	(831)	—	—	(831)	(603)	—	—	(603)
Donation credits	—	—	—	—	(538)	—	—	(538)
Prior year provisional tax payments recoverable (**)	(159,935)	—	(44,282)	(204,217)	(898)	—	(2,120)	(3,018)
Total	(201,469)	—	(36,359)	(237,828)	(137,697)	(770)	(23,943)	(162,410)

(*) Corresponds to the subsidiary located in New York. On December 22, 2017, a tax reform was published in the United States, making several modifications to that country’s tax system. One of the main modifications is a reduction in the income tax rate from 35% to 21% beginning January 1, 2018.

(**) This line includes provisional payments made towards income tax for tax year 2017 that are pending refund from tax authorities.

b.         Income tax expense

The Bank’s tax expense recorded for the years ended December 31, 2017 and 2016, is detailed as follows:

	For the year ended December 31,
	2017	2016
	MCh$	MCh$
Income tax expense:
Current year taxes	(19,689)	(19,326)
Credit for deferred taxes:
Origin and reversal of temporary differences	87,650	33,972
Subtotal	67,961	14,646
Other	(2,051)	(211)
Net credit to profit (loss) for income taxes	65,910	14,435

c.          Reconciliation of effective tax rate

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense for the years ended December 31, 2017 and 2016.

The nominal tax rates of the countries where consolidated subsidiaries are located are:

	2017	2016
	Rate	Rate
Chile	25.5%	24.0%
Colombia	40.0%	40.0%
United States	35.0%	35.0%

	For the year ended December 31,
	2017		2016
	Tax Rate	Amount	Tax Rate	Amount
	%	MCh$	%	MCh$
Calculation of statutory rate	25.50	(3,212)	24.00	(4,041)
Change in exchange rate - Colombia investment	161.88	(20,390)	0.69	(116)
Price-level restatement, tax equity	112.16	(14,128)	83.92	(14,132)
Income tax in U.S. and Panama	77.81	(9,801)	(37.27)	6,276
Other (SBIF fine)	44.06	(5,550)	—	—
Effect of rate change in Chile	40.84	(5,144)	23.49	(3,955)
U.S. tax reform 35%-21%	(75.24)	9,477	—	—
Effect of rates New York subsidiary (**)	(11.58)	1,458	13.97	(2,352)
Effect of rate change in Colombia	(37.19)	4,685	13.29	(2,238)
Effect of rates Colombia (**)	43.11	(5,430)	22.06	(3,714)
Adjustment to prior period taxes	—	—	(20.80)	3,503
Permanent and other differences (*)	141.91	(17,875)	(37.62)	6,334
	523.26	(65,910)	85.72	(14,435)

(*) This line contains the effects of the variation in the observed dollar that affects the valuation of the tax investment of companies in Colombia and the New York branch and price-level restatement of tax equity.

(**) This line reflects the differences in tax rates in other jurisdictions, based on the Bank’s consolidated results.

d.         Tax effect on other comprehensive income.

The effects of deferred taxes on the Bank’s consolidated other comprehensive income are detailed as follows:

d.1 Tax effect on consolidated other comprehensive income that will be reclassified to profit in subsequent periods:

	12/31/2017	12/31/2016
	MCh$	MCh$
Financial assets available for sale	(3,333)	(4,025)
Loss from hedge of net investment in foreign operation	(14,211)	(2,685)
Gain from cash flow hedge	44	1,345
Total charge to other comprehensive income (loss)	(17,500)	(5,365)

d.2 Consolidated other comprehensive income that will not be reclassified to profit in subsequent years:

	12/31/2017	12/31/2016
	MCh$	MCh$
Income taxes on defined benefit obligations	(6)	1,090
Total credit (charge) to other comprehensive income (loss)	(6)	1,090

e.          Effect of deferred taxes

The effects of deferred taxes by geographic area are detailed as follows:

e.1 Deferred taxes

The effects of deferred taxes on asset and liability accounts are detailed as follows:

	12/31/2017			12/31/2017
	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Credit risk provisions	105,479	17,621	123,100	81,865	15,988	97,853
Interest and indexation past due portfolio	6,970	—	6,970	6,958	—	6,958
Unaccrued price difference	220	—	220	142	—	142
Personnel provisions	7,891	4,659	12,550	4,665	5,573	10,238
Miscellaneous provisions	29,803	4,225	34,028	14,409	5,122	19,531
Tax loss	25,753	46,166	71,919	15,168	18,567	33,735
Net tax value of amortizable assets	20,683	—	20,683	22,451	—	22,451
Depreciation of property, plant and equipment	(34,169)	(11,687)	(45,856)	(27,679)	(3,985)	(31,664)
Lease division and others	25,392	4,175	29,567	20,359	5,171	25,530
Market value of financial instruments	(12,259)	(26,730)	(38,989)	(12,554)	(27,915)	(40,469)
Business combination CorpBanca	(18,139)	(50,158)	(68,297)	(8,652)	(55,657)	(64,309)
Other	3,485	295	3,780	(286)	(4,276)	(4,562)
Total deferred tax assets (liabilities)	161,109	(11,434)	149,675	116,846	(41,412)	75,434

e.2 Deferred taxes by geographic area

	12/31/2017				12/31/2016
	Chile	USA	Colombia	Total	Chile	USA	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	136,224	24,885	—	161,109	91,417	25,429	—	116,846
Deferred tax liabilities	(53)	—	(11,381)	(11,434)	(29)	—	(41,383)	(41,412)
Net total by geographic area	136,171	24,885	(11,381)	149,675	91,388	25,429	(41,383)	75,434

The effects of deferred tax assets and liabilities assigned as a result of temporary differences are detailed by geographic area as follows.

	12/31/2017				12/31/2016
	Chile	USA	Colombia	Total	Chile	USA	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Credit risk provisions	93,864	11,615	17,621	123,100	73,019	8,846	15,988	97,853
Interest and indexation past due portfolio	6,970	—	—	6,970	6,958	—	—	6,958
Unaccrued price difference	220	—	—	220	142	—	—	142
Personnel provisions	7,829	282	4,439	12,550	4,285	577	5,376	10,238
Miscellaneous provisions	28,582	1,221	4,225	34,028	13,010	1,399	5,122	19,531
Subsidiary tax loss	16,607	9,146	46,166	71,919	1,201	13,967	18,567	33,735
Net tax value of amortizable assets	20,683	—	—	20,683	22,451	—	—	22,451
Depreciation of property, plant and equipment	(34,308)	—	(11,548)	(45,856)	(27,756)	—	(3,908)	(31,664)
Lease division and others	25,392	—	4,175	29,567	20,359	—	5,171	25,530
Market value of financial instruments	(12,259)	—	(26,730)	(38,989)	(12,480)	—	(27,989)	(40,469)
Business combination CorpBanca	(18,139)	—	(50,158)	(68,297)	(8,649)	—	(55,660)	(64,309)
Other	730	2,621	429	3,780	(1,152)	640	(4,050)	(4,562)
Total asset (liability), net	136,171	24,885	(11,381)	149,675	91,388	25,429	(41,383)	75,434

f. Effect of Joint Ruling 3,478 (SBIF) and 47 (Chilean Internal Revenue Service)

The information presented does not include the operations of entities that are consolidated in the financial statements nor factoring or lease transactions but only those of the taxpaying Bank as of December 31, 2017 and 2016.

Total book and tax basis assets must be reported, notwithstanding the fact that the operations are not related to each other or they do not correspond to what should be included in the columns of the past-due portfolio. The Company details these operations as follows:

			Assets at Tax Value
A. Loans to Customers as of 12/31/2017	Carrying Amount of Assets	Total	Secured Past- Due Portfolio	Unsecured Past- Due Portfolio
	MCh$	MCh$	MCh$	MCh$
Commercial loans	12,761,939	12,761,939	59,398	36,923
Mortgage loans	3,870,618	3,870,618	14,451	117
Consumer loans	2,502,130	2,502,130	563	17,005
Total	19,134,687	19,134,687	74,412	54,045

B. Provisions for Past-Due Portfolio	Balance as of 12/31/2016	Charge-offs Against Provisions	Provisions Recorded	Provisions Released	Balance as of 12/31/2017
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	29,698	(18,094)	59,019	(33,700)	36,923
Mortgage loans	142	—	432	(457)	117
Consumer loans	16,194	(48,296)	65,661	(16,554)	17,005
Total	46,034	(66,390)	125,112	(50,711)	54,045

C. Direct Charge-offs and Recoveries		D. Application of Art. 31, No. 4, Paragraphs 1 and 3	MCh$

Direct charge-offs Art. 31, No. 4, paragraph 2	53,183	Charge-offs, paragraph 1	—
Cancellations that resulted in releasing provisions	—	Relief, paragraph 3	—
Recovery or renegotiation of charged-off loans	23,571

			Assets at Tax Value
A. Loans to Customers as of 12/31/2016	Carrying Amount of Assets	Total	Secured Past- Due Portfolio	Unsecured Past- Due Portfolio
	MCh$	MCh$	MCh$	MCh$
Commercial loans	10,208,550	10,208,550	46,021	29,698
Mortgage loans	3,361,896	3,361,896	2,750	142
Consumer loans	1,352,572	1,352,572	2,407	16,194
Total	14,923,018	14,923,018	51,178	46,034

B. Provisions for Past-Due Portfolio	Balance as of 12/31/2015	Charge-offs Against Provisions	Provisions Recorded	Provisions Released	Balance as of 12/31/2016
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	13,421	(14,750)	59,485	(28,458)	29,698
Mortgage loans	—	—	545	(403)	142
Consumer loans	10,682	(14,530)	30,227	(10,185)	16,194
Total	24,103	(29,280)	90,257	(39,046)	46,034

C. Direct Charge-offs and Recoveries		D. Application of Art. 31, No. 4, Paragraphs 1 and 3	MCh$
Direct charge-offs Art. 31, No. 4, paragraph 2	65,000	Charge-offs, paragraph 1	—
Cancellations that resulted in releasing provisions	—	Relief, paragraph 3	—
Recovery or renegotiation of charged-off loans	16,240

Note 16 -     Other Assets

a.         As of December 31, 2017 and 2016, this account is detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Leased assets [5]	25,741	29,017
Assets awarded and recovered [6]	17,036	15,611
Assets received in lieu of payment	29,889	27,413
Provisions for assets received in lieu of payment	(19,613)	(14,543)
Assets awarded in court-ordered public auction	6,760	2,741
Other assets	401,915	416,671
Cash deposits as collateral	28,539	28,847
Accounts and notes receivable [2]	167,450	84,748
Rights for brokerage transactions	33,247	33,170
Macrohedge valuation adjustments	13,980	18,196
Lease prepayments [1]	7,960	10,181
Prepaid expenses [3]	13,501	5,715
Projects in development [4]	4,312	7,939
Threshold effect guarantees [7]	88,520	167,148
Receivable from SBIF	—	21,765
Fair value assets SMU CORP [8]	—	18,309
Other	44,406	20,653
Total	444,692	461,299

(1) Leases prepaid to SMU S.A. for ATM space. (See Note 33, letter b).

(2) This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending collections.

(3) It incorporates payments made for different services that will be received that have not yet been accrued.

(4) IT projects and other projects in progress.

(5) Property, plant and equipment to be given under finance lease.

(6) Corresponds to assets received as payment of past-due debts of customers. The set of assets held by the Bank that were acquired in lieu of payment should at no time exceed 20% of the Bank’s regulatory capital. These assets currently represent 1.1% (0.9% as of December 31, 2016) of the Bank’s regulatory capital. Assets awarded in court-ordered auctions are assets that have been awarded in court-ordered auctions to pay debts previously contracted with the Bank. Assets awarded in court-ordered auctions are not subject to the previously mentioned margin. These properties are available-for-sale assets. For the majority of the assets, the Bank expects to complete the sale within one year of the date on which the asset was received or acquired. If the asset is not sold during the course of a year, it must be written off. Provisions are also recorded for the difference between the initial value of these assets and their realizable value when the former is greater.

(7) Guarantees for financial transactions.

(8) Corresponds to the fair value of the assets of SMUCorp and the elimination upon consolidation.

b.         Movements in the provision for assets received or awarded in lieu of payment for the years ended December 31, 2017 and 2016, are detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Opening balance	(14,543)	(108)
Provisions released	11,130	226
Provisions recorded	(14,472)	(14,987)
Exchange differences	(1,728)	326
Total	(19,613)	(14,543)

Note 17 -     Demand and Time Deposits and Other Obligations

a.         As of December 31, 2017 and 2016, demand deposits and other obligations are detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Current accounts	2,473,283	2,591,618
Other demand deposits and accounts	1,363,017	1,536,294
Payments on behalf of loans to be settled	131,169	161,878
Other demand balances	174,198	163,401
Total	4,141,667	4,453,191

b.         As of December 31, 2017 and 2016, time deposits and other borrowings are detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Time deposits	10,036,583	11,549,010
Term savings accounts	28,410	32,425
Other term balances payable	250	275
Total	10,065,243	11,581,710

Note 18 -     Borrowings from Financial Institutions

a.         As of December 31, 2017 and 2016, borrowings from financial institutions are detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Loans from Chilean Financial Institutions
Banco de Chile	21,958	—

Loans from Foreign Financial Institutions
Standard Chartered Bank	140,397	139,702
Kookmin Bank of New York	12,324	—
Multibank Inc	9,222	—
Bank of Taiwan (L.A. Branch)	4,965	—
Bayern Landesbank	11,245	—
China Construction Bank	14,133	—
Foundation for Financiera de Desarrollo S.A (Cofide)	10,407	—
Export Development Canada	30,724	—
Interfondos S.A Sociedad Admin de fondos	19,906	—
Land Bank of Taiwan, (N.Y. Branch)	6,206	—
Shanghai Commercial & Savings Bank	6,145	—
The Export-IM Apple Bank for Saving	6,145	—
Commerzbank AG	89,274	83,876
Wells Fargo Bank, N.A.	157,029	281,670
Corporacion Interamericana de Inversiones USA	—	2,981
Citibank N.A.	168,232	113,450
Findeter S.A - Financiera del Desarrollo Territorial	49,528	61,763
Sumitomo Mitsui Banking Corporation	145,156	144,536
Bancoldex S.A - Banco de Comercio Exterior de Colombia S.A	100,834	51,327
Bank of America, N.A.	248,514	200,430
Bank of Montreal	42,836	79,088
Wachovia Bank N.A.	—	5
Corporacion Andina de Fomento	30,724	33,170
Bank of Nova Scotia	65,442	15,018
IFC Corp Financiera Internacional	187,507	133,962
Cobank CB	9,108	40,182
Scotiabank Canada	—	30,141
Banco Crédito del Peru	31,031	59,444
HSBC USA	15,362	26,792
Deg Deutsche Investitions	21,410	12,057
Ing Bank NV	16,965	10,019
Bank of China lt	4,609	5,024
KFW Ipex Bank	—	5,358
Barclays Bank PLC London	—	13,641
Mercantil CA Banco Universal	17,395	16,324
Bankinter SA	—	6,578
Banco de Bogotá	4,118	31,690
Taiwan Cooperative Bank	9,384	53,117
Banco República	15,119	121,834
Banque Nationale Du Canada	—	23,443
Mizuho Corporate Bank	39,480	23,443
Fondos SURA SAF S.A.C.	25,436	11,674
BNP Paribas	39,480	23,443
Banco de la Produccion SA	—	10,163
Banco Latinoamericano de export.	57,132	57,259
Apple Bank for Savings	12,290	13,396
Scotia Fondos Soc. Admin de Fondos S.A.	62,205	26,110
Credicorp Capital SASAF	125,706	116,374
Uni Bank & Trust, Inc	4,916	10,049
Bancaribe Curacao Bank n.v.	13,831	13,420
BBVA ASSET MGMT CONTL SA SOC ADM FONDOS PERU	39,791	34,262
Other banks	52,509	43,655
Total	2,196,130	2,179,870

b.         Borrowings from Financial Institutions by Maturity:

	12/31/2017	12/31/2016
	MCh$	MCh$
Maturing within 1 year	1,475,588	1,206,576
Maturing between 1 and 2 years	422,911	730,642
Maturing between 2 and 3 years	106,260	5,068
Maturing between 3 and 4 years	15,154	12,887
Maturing between 4 and 5 years	73,536	6,889
Maturing after 5 years	102,681	217,808
Total	2,196,130	2,179,870

Note 19 -     Debt Instruments Issued and Other Financial Liabilities

As of December 31, 2017 and 2016, this account is detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Debt instruments issued
Letters of credit	67,938	86,210
Senior bonds	4,840,918	4,290,747
Subordinated bonds	1,041,182	1,083,296
Subtotal	5,950,038	5,460,253
Other financial liabilities
Public-sector obligations	—	—
Other domestic obligations	16,255	23,298
Foreign obligations	811	2,265
Subtotal	17,066	25,563
Total	5,967,104	5,485,816

Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term:

	As of December 31, 2017			As of December 31, 2016
	Short-term	Long-term	Total	Short-term	Long-term	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Letters of credit	12,260	55,678	67,938	14,971	71,239	86,210
Senior bonds	662,605	4,178,313	4,840,918	453,969	3,836,778	4,290,747
Subordinated bonds	—	1,041,182	1,041,182	32,148	1,051,148	1,083,296
Debt instruments issued	674,865	5,275,173	5,950,038	501,088	4,959,165	5,460,253
Other financial liabilities	811	16,255	17,066	2,265	23,298	25,563

The following tables provide further detail on each debt instrument:

a.         Letters of Credit.

	12/31/2017	12/31/2016
	MCh$	MCh$
Expiring within 1 year	12,260	14,971
Expiring between 1 and 2 years	9,965	11,056
Expiring between 2 and 3 years	8,114	10,128
Expiring between 3 and 4 years	7,554	8,158
Expiring between 4 and 5 years	6,952	5,346
Expiring in more than 5 years	23,093	36,551
Total letters of credit	67,938	86,210

b.         Senior Bonds.

				12/31/2017	12/31/2016
Series/Ticker	Maturity	Interest Rate	Currency	MCh$	MCh$
A	7/1/2017	3.75%	UF	—	67,084
B	10/1/2017	3.50%	UF	—	66,466
E	6/1/2032	5.00%	UF	42,493	41,871
F	1/1/2032	4.00%	UF	27,399	26,961
G	3/1/2032	4.00%	UF	42,529	41,894
I	10/1/2030	4.00%	UF	27,961	27,533
J	1/1/2031	4.00%	UF	27,625	27,203
K	6/1/2021	3.50%	UF	26,906	26,406
L-2	10/1/2022	3.50%	UF	26,543	26,039
M-2	10/1/2018	3.50%	UF	26,829	26,332
N	5/1/2019	3.50%	UF	26,839	26,364
O	3/1/2021	3.50%	UF	26,630	26,118
P	3/1/2026	3.75%	UF	26,725	26,262
Q-1	3/1/2023	3.75%	UF	26,912	26,451
R-2	2/1/2028	3.75%	UF	26,846	26,387
S	9/1/2020	3.50%	UF	26,814	26,321
T	9/10/2022	3.50%	UF	26,797	26,320
U	9/1/2024	3.75%	UF	26,621	26,144
V	9/1/2027	3.75%	UF	26,425	25,945
W	9/1/2029	3.75%	UF	26,388	25,914
X	3/1/2024	3.80%	UF	53,993	53,118
Y	3/1/2028	3.80%	UF	53,840	52,943
Z	2/1/2033	3.80%	UF	27,181	26,739
AA	6/1/2018	6.70%	Ch$	27,868	30,765
AB	10/1/2029	3.80%	UF	42,360	41,770
AC	10/1/2033	3.80%	UF	55,727	54,867
AF	6/1/2022	3.50%	UF	54,437	53,663
AG	6/1/2024	3.50%	UF	164,469	162,150
AH	6/1/2029	3.60%	UF	55,595	54,792
AI	4/1/2020	3.50%	UF	138,739	137,924
AJ	6/1/2025	3.60%	UF	55,554	58,620
AL-2	7/1/2025	3.50%	UF	55,321	54,483
Subtotal Former Itaú				1,300,366	1,421,849
BCORAF0710	7/1/2017	3.00%	CLF	—	166,897
BCORAG0710	9/10/2018	3.00%	CLF	77,592	81,084
BCORAI0710	7/1/2020	3.00%	CLF	197,220	195,199
BCOR-L0707	7/1/2017	3.40%	CLF	—	107,869
BCORAJ0710	8/3/2021	3.00%	CLF	104,654	75,080
BCOR-P0110	7/9/2020	7.30%	Ch$	23,838	24,982
BCORBW0914	8/30/2020	5.00%	Ch$	45,379	46,669
BCOR-R0110	7/9/2020	4.00%	CLF	140,265	140,226
BCORUSD0118	1/15/2018	3.13%	US$	452,172	495,871
BCORUSD0919	9/22/2019	3.88%	US$	471,546	517,724
BCORAL0710	8/3/2023	3.00%	CLF	112,173	110,845
BCORAN0710	7/1/2025	3.00%	CLF	181,908	179,460
BCORAO0710	7/1/2026	3.00%	CLF	324,089	234,079
BCORBX0914	8/30/2021	5.00%	Ch$	41,718	43,336
BCORCA0914	9/1/2024	5.00%	Ch$	100,105	99,917
BCORBZ0914	9/1/2023	5.00%	Ch$	102,921	—
BCORBY0914	9/1/2022	5.00%	Ch$	31,306	—
BCORAP0710	7/1/2027	3.00%	CLF	380,404	—
BCORAQ0710	7/1/2028	3.00%	CLF	293,884	—
BCORAK0710	7/1/2022	3.00%	CLF	173,514	—
Subtotal Former CorpBanca				3,254,688	2,519,238
BBSA168B18	3/2/2018	8.99%	COP	45,255	48,144
BBSA26SA48	8/10/2020	8.74%	COP	43,406	46,181
BBSA316SA060	11/23/2020	8.03%	COP	37,940	40,364
BBCR1109B84	10/28/2017	10.33%	COP	—	26,606
BBCR3119B84	8/3/2018	10.57%	COP	19,686	21,005
BBCR1099B120	12/10/2019	11.30%	COP	17,676	18,826
BBSA69C120	8/10/2026	10.68%	COP	21,732	23,198
BBSA69C180	8/10/2031	10.95%	COP	40,578	43,316
BBSA3169C180	11/23/2031	10.80%	COP	46,388	49,479
BBSA168B18	9/2/2017	9.74%	COP	—	19,047
BBCR3117C84	8/3/2018	4.58%	COP	13,203	13,494
Subtotal Itaú CorpBanca Colombia				285,864	349,660
Total				4,840,918	4,290,747

Senior bond maturities are detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Maturing within 1 year	662,605	453,969
Maturing between 1 and 2 years	516,061	716,695
Maturing between 2 and 3 years	653,601	562,914
Maturing between 3 and 4 years	199,908	657,866
Maturing between 4 and 5 years	312,597	695,324
Maturing in more than 5 years	2,496,146	1,203,979
Total	4,840,918	4,290,747

c.          Subordinated Bonds.

				12/31/2017	12/31/2016
Series/Ticker	Maturity	Interest Rate	Currency	MCh$	MCh$
AE1	1/1/2034	3.80%	UF	54,585	53,669
C1	4/1/2033	3.50%	UF	6,285	6,572
C2	4/1/2033	3.50%	UF	13,681	14,273
D	10/1/2033	4.50%	UF	20,934	21,833
Subtotal Former Itaú				95,485	96,347
UCOR-V0808	8/1/2033	4.60%	UF	159,479	157,444
UCOR-Y1197	11/1/2022	6.50%	UF	6,689	7,786
UCOR-Z1197	11/1/2022	6.50%	UF	15,614	18,176
UCORAA0809	8/9/2035	4.90%	UF	145,174	143,413
UCORBF0710	7/1/2032	4.00%	UF	14,013	13,795
UCORBI0710	7/1/2035	4.00%	UF	32,230	31,723
UCORBJ0710	7/1/2036	4.00%	UF	153,334	150,861
UCORBL0710	7/1/2038	4.00%	UF	111,668	109,868
UCORBN0710	7/1/2040	4.00%	UF	85,968	84,573
UCORBP0710	7/1/2042	4.00%	UF	41,917	41,237
Subtotal Former CorpBanca				766,086	758,876
US05968TAB17	3/8/2024	LIBOR +SPREAD 4	USD	106,041	115,706
BBSA1099B1	3/30/2019	10.79%	COP	445	483
BBSA110BAVA	9/23/2017	10.68%	COP	—	32,148
BBSA1099B4	3/30/2019	12.85%	COP	21,055	23,139
BBSA1139AS10	2/7/2023	10.08%	COP	21,659	23,542
BBSA1139AS15	2/7/2028	10.20%	COP	30,411	33,055
Subtotal Itaú CorpBanca Colombia				179,611	228,073
Total				1,041,182	1,083,296

Subordinated bond maturities are detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Maturing within 1 year	—	32,148
Maturing between 1 and 2 years	21,500	—
Maturing between 2 and 3 years	—	23,622
Maturing between 3 and 4 years	—	—
Maturing between 4 and 5 years	22,303	—
Maturing in more than 5 years	997,379	1,027,526
Total	1,041,182	1,083,296

d.         Other Financial Liabilities.

	12/31/2017	12/31/2016
	MCh$	MCh$
Maturing within 1 year	811	2,265
Maturing between 1 and 2 years	—	—
Maturing between 2 and 3 years	—	—
Maturing between 3 and 4 years	—	—
Maturing between 4 and 5 years	—	—
Maturing in more than 5 years	—	—
Subtotal foreign financial obligations	811	2,265
Long-term liabilities:
Amounts due to credit card operators	16,255	23,298
Other	—	—
Subtotal domestic financial obligations	16,255	23,298
Total other financial liabilities	17,066	25,563

As of December 31, 2017 and 2016, the Bank has not defaulted on principal, interest or other payments related to its debt instruments.

Note 20 -     Provisions

For the years ended December 31, 2017 and 2016, the Bank has recorded the following movements in provisions:

a.         Other Provisions

The following provisions are recorded in liabilities as of December 31, 2017 and 2016:

	12/31/2017	12/31/2016
	MCh$	MCh$
Provisions for employee benefits and compensation	90,559	89,295
Minimum dividend provision	17,234	1,029
Contingent credit risk provisions	64,941	35,553
Contingency provisions (*)	10,096	31,487
Country risk provisions	6,860	6,851
Total	189,690	164,215

(*) As of December 31, 2016, this includes a provision of MCh$21,765 that was released in 2017 as the result of a Supreme Court ruling issued on May 9, 2017, rendering null and void SBIF instructions for CorpBanca to record a fine levied by that entity in the Bank’s profit for the year 2015. For more information, see Note 22.

b.         Provisions for Contingent Loans

Provisions established as of December 31, 2017 and 2016 for contingent loans are detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Co-signers and guarantors	2,749	6,215
Documentary letters of credit	303	413
Confirmed foreign letters of credit	31	—
Performance and bid bonds	7,867	8,668
Unrestricted lines of credit	11,831	7,150
Other contingent loans	42,160	13,107
Total provisions for contingent loans	64,941	35,553

c.          The following table details the movements in provisions during 2017 and 2016:

	PROVISIONS FOR
	Employee Benefits and Compensation	Minimum Dividends	Contingent Loan Risk	Country Risk and Contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2017	89,295	1,029	35,553	38,338	164,215
Provisions applied	(23,815)	—	—	—	(23,815)
Provisions recorded	91,722	17,234	44,244	5,811	159,011
Provisions released	(62,231)	(1,029)	(13,272)	(26,982)	(103,514)
Exchange differences	(4,412)	—	(1,584)	(211)	(6,207)
Balances as of December 31, 2017	90,559	17,234	64,941	16,956	189,690

	PROVISIONS FOR
	Employee Benefits and Compensation	Minimum Dividends	Contingent Loan Risk	Country Risk and Contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2016	23,697	52,168	5,515	1,574	82,954
Provisions applied	(35,258)	—	—	(17)	(35,275)
Provisions recorded	70,026	1,029	25,166	12,160	108,381
Provisions released	(26,862)	(52,168)	(27,845)	(1,919)	(108,794)
Integration Itaú-Corpbanca	57,491	—	32,665	26,829	116,985
Other movements	201	—	52	(289)	(36)
Balances as of December 31, 2016	89,295	1,029	35,553	38,338	164,215

d.         Provisions for Payroll and Employee Benefits

	12/31/2017		12/31/2016
	MCh$		MCh$
Provision for long-term termination benefits	7,914	(e.1)	7,950
Provision for pension plan	31,761	(e.2)	34,768
Provision for retroactive unemployment plan	371	(e.3)	472
Provision for retirement bonus plan	476	(e.4)	439
Provision for other employee benefits	36,811	(*)	32,544
Vacation accrual	13,226	(*)	13,122
Total	90,559		89,295

(*) Short-term benefits

e.          The main aspects of the Bank’s long-term employee benefits are detailed below:

e.1) Other long-term employee benefits (Colombia)

Description: Annual payment during the month in which the employee completes a given number of years of service (in five-year intervals from 5 to 50).

Funding: The projected unit credit method was used to determine the present value of the defined-benefit obligation and the corresponding service cost. For all active plan participants, the “projected accrued benefit” is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity’s financial conditions.

The economic assumptions are summarized as follows:

	2017	2016
	%	%
Assumptions
Discount rate	7.25	6.75
Expected rate of salary increases	6.50	5.50

Movements in the present value of the obligation for this type of benefit and amounts recognized in the Consolidated Statement of Income are calculated using the projected unit credit method, detailed as follows:

	2017	2016
	MCh$	MCh$
Present value of obligations as of January 1	7,950	6,886
Net cost of benefits (*)	1,487	970
Payments	(856)	(439)
Provisions recorded	(51)	504
Exchange differences	(616)	29
Total	7,914	7,950

(*) The net cost of benefits is detailed in the following table:

	2017	2016
	MCh$	MCh$
Current cost of benefits	866	640
Interest expense on obligation	621	330
Total	1,487	970

e.2) Pension Plan

Description: Old Age or Survival Pension in accordance with the Social Security Law in Colombia and benefits acquired from the entity.

Funding: The projected unit credit method is used to determine the present value of the benefit obligation and the corresponding cost. Under this method, the benefit obligation is the present value of the current benefits for past service but calculating the plan benefit based on the projected salary as of the date in which it is assumed that the participant will receive the benefit. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity’s financial conditions.

The economic assumptions are summarized as follows:

	2017	2016
	%	%
Assumptions
Discount rate	7.25	7.25
Expected rate of salary increases	4.00	3.00
Inflation rate	4.00	3.00

The values included in the pension plan are detailed as follows:

	2017	2016
	MCh$	MCh$
Present value of liability	34,768	31,149
Interest expense on obligation	2,742	1,081
Payments	(3,581)	(1,349)
Actuarial gains	223	3,761
Exchange differences	(2,391)	126
Total	31,761	34,768

e.3) Retroactive Unemployment Plan

Description: Retroactive unemployment plan prior to Law 50 from 1990 in Colombia.

Funding: The projected unit credit method was used to determine the present value of the defined-benefit obligation and the corresponding service cost. For all active plan participants, the “projected accrued benefit” is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity’s financial conditions.

The economic assumptions are summarized as follows:

	2017	2016
	%	%
Assumptions
Discount rate	7.25	6.75
Expected rate of salary increases	6.50	5.50
Inflation rate	4.00	3.00

The amounts recognized for this benefit are as follows:

	2017	2016
	MCh$	MCh$
Details of defined obligation	472	348
Current service costs	13	21
Interest expense on obligation	36	16
Actuarial (gains) losses	(19)	159
Benefits paid	(93)	(74)
Exchange differences	(38)	2
Balances	371	472

e.4) Retirement Bonus Plan (Colombia)

Description: Fixed payment upon retirement.

Funding: The projected unit credit method is used to determine the present value of the benefit obligation and the corresponding cost. Under this method, the benefit obligation is the present value of the current benefits for past service but calculating the plan benefit based on the projected salary as of the date in which it is assumed that the participant will receive the benefit.

The economic assumptions are summarized as follows:

	2017	2016
	%	%
Assumptions
Discount rate	7.50	7.25
Expected rate of benefit increases	6.00	5.00
Inflation rate	4.00	3.00

The amounts recognized for this benefit are as follows:

	2017	2016
	MCh$	MCh$
Opening balance of defined benefit obligation as of January 1	439	329
Current service costs	34	20
Interest expense on obligation	36	17
Actuarial losses	4	0
Benefits paid	(3)	72
Exchange differences	(34)	1
Balances	476	439

The effect on Other Comprehensive Income is summarized as follows:

	2017	2016
	MCh$	MCh$
Pension plan	223	3,761
Years of service plan	—	—
Retroactive unemployment plan	(19)	159
Retirement bonus plan	4	—
Total gain	208	3,920

Future payments

Future actuarial calculations can differ from the calculations presented here because of the following factors:

•                  The experience of the plans differs from projections based on economic or demographic assumptions selected.

•                  Changes in economic and demographic assumptions.

•                  Expected increases or decreases as a natural part of the functioning of the methodology for these calculations (e.g. the end of the amortization period or additional costs based on the funding situation of the plan).

•                  Changes in the plan’s characteristics or applicable law. No significant events have affected the results presented since the last valuation.

2017

	Long-term Termination Benefits	Pension Plan	Retroactive Unemployment Plan	Retirement Bonus Plan
	MCh$	MCh$	MCh$	MCh$
Year 2018	944	2,996	55	36
Year 2019	752	2,922	32	12
Year 2020	868	2,757	38	21
Year 2021	1,038	2,586	22	26
Year 2022	1,177	2,434	68	42
Years 2023 - 2027	5,384	11,512	177	246

2016

	Long-term Termination Benefits	Pension Plan	Retroactive Unemployment Plan	Retirement Bonus Plan
	MCh$	MCh$	MCh$	MCh$
Year 2017	946	3,482	60	33
Year 2018	1,008	3,312	23	11
Year 2019	806	3,146	45	12
Year 2020	953	2,963	63	23
Year 2021	1,136	2,773	42	26
Years 2022 - 2031	5,590	12,510	366	242

The average duration of the obligation for these plans is: 13.2 years (short-term benefits); 14.9 years (pension plans); 6.2 years (retroactive unemployment plans) and 12.9 years (retirement benefit plan).

Note 21 -     Other Liabilities

As of December 31, 2017 and 2016, this account is detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Accounts and notes payable [1]	348,036	190,111
Dividends payable	703	298
Unearned revenue	7,850	6,383
Hedge valuation adjustments	3,091	—
Brokerage payables	21,933	22,648
Threshold effect guarantees [2]	79,589	49,776
Fair value liabilities SMU CORP [3]	—	7,032
Other liabilities	2,230	594
Total	463,432	276,842

(1)         This consists of obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, credits on materials purchases, credits on or obligations for lease agreements to acquire property, plant or equipment, or provisions for expenses pending payment.

(2)         Guarantees for financial transactions.

(3)         Corresponds to the fair value of the assets of SMUCorp, which were sold in January 2017.

Note 22 -     Contingencies, Commitments and Responsibilities

This section discloses information on contingencies of significant loss, contingent loans, contingent liabilities not reflected in the financial statements and other responsibilities, lawsuits or other legal actions involving the Bank and/or its Subsidiaries.

a.         Lawsuits and Legal Proceedings

•                  As of the date of issuance of these Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its normal operations. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Nevertheless, as of December 31, 2017 and 2016, it has recorded provisions of MCh$10,096 and MCh$31,487, respectively, related mainly to the recovery of an SBIF fine of MCh$21,765(21) recorded as “Provisions released” in the Consolidated Statement of Financial Position and detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Opening balance	31,487	449
Integration Itaú-Corpbanca	—	22,783
Provisions recorded	3,966	8,999
Provisions released	(25,357)	(744)
Total	10,096	31,487

•                     On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (the “State Court Lawsuit”) and an Arbitration Request with the ICC International Court of Arbitration (the “Arbitration”), against Itaú Corpbanca, CorpGroup Holding Inversiones Ltda and Itaú Corpbanca Colombia (the latter as a nominal defendant), alleging certain breaches of the Itaú Corpbanca Colombia shareholder agreement, which was modified and consolidated by HB Acquisition S.A.S. on July 31, 2013 (“SHA”). In the suit, Helm LLC is seeking, among other things, compensation equal to the value it estimates and claims in exchange for its shares of Itaú Corpbanca Colombia, plus interest. On February 14, 2017, the defendants answered the suit brought by Helm LLC, rejecting its claims in full. Likewise, Itaú Corpbanca and CorpGroup Holding Inversiones Ltda. filed a countersuit against Helm LLC for breaching the SHA, seeking, among other things, termination of the aforementioned SHA. On April 19, 2017, Helm LLC filed its answer to the countersuit. The arbitration proceedings have moved forward accordingly and the evidence stage is expected to begin in July 2018. Itaú Corpbanca believes that the claims by Helm LLC bear no grounds and will proceed to defend its rights pursuant the SHA and applicable law.

•                      Other legal actions have been filed against the Bank involving its normal operations. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$36,309 as of December 31, 2017 (MCh$24,000 as of December 31, 2016). However, in management’s opinion, based on reports from the Legal Division as of December 31, 2017 and year-end 2016, it is not very likely that these lawsuits result in significant losses not foreseen by the Bank in these financial statements.

(21)  The amount released is included in Other operating income in the Statement of Income and represents 35.14% of that balance. See Note 3, Itaú Corpbanca, SBIF Ruling for more information on this matter.

b.         Contingent Loans and Provisions

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to provide loans and the amount of credit risk provisions established:

	Loans		Provisions
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	MCh$	MCh$	MCh$	MCh$
Co-signers and guarantors	262,924	264,081	2,749	6,215
Confirmed foreign letters of credit	3,824	167	31	—
Issued documentary letters of credit	88,940	64,216	303	413
Performance and bid bonds	1,286,807	1,146,598	7,867	8,668
Immediately available credit lines	2,349,626	2,581,859	11,831	7,150
Other loan commitments	1,299,494	1,253,215	42,160	13,107
Other contingent loans	—	—	—	—
Total	5,291,615	5,310,136	64,941	35,553

c.          Responsibilities

The Bank and its subsidiaries are liable for the following as a result of their normal course of business:

	12/31/2017	12/31/2016
	MCh$	MCh$
Transactions on behalf of third parties
Collections	26,143	41,171
Transferred financial assets managed by the bank	997,530	883,902
Third-party resources managed by the bank	2,215,038	1,165,764
Subtotal	3,238,711	2,090,837
Securities custody
Securities in custody held by the bank	8,675,906	5,636,858
Securities deposited in other entities	549,848	455,678
Instruments issued by the bank	163,713	200,333
Subtotal	9,389,467	6,292,869
Commitments
Other	—	—
Subtotal	—	—
Total	12,628,178	8,383,706

d.         Guarantees, Contingencies and Other

Itaú Corpbanca

During the years ended December 2017 and 2016, the Bank has not breached any covenants or other commitments related to debt instruments issued and borrowings from financial institutions.

Itaú Corpbanca Colombia S.A.

•                  The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. Of the 167 outstanding civil and administrative proceedings, 93 are related to banking operations and 74 to ownership of leased assets. In aggregate, the lawsuits are seeking MCh$13,748. The likelihood of loss is considered potential in 8 cases, remote in 142 cases and probable in 17 cases. Based on this evaluation, the Bank has recorded a provision of MCh$977. The Bank has provisioned MCh$865 for labor proceedings. In aggregate, these lawsuits are seeking MCh$2,230. Of the 167 cases, the likelihood of loss is considered probable in 52 cases and remote in 115 cases.

CorpBanca Corredores de Seguros S.A.

•                  In order to comply with Article 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house”, the company has renewed the following (civil liability and guarantee) policies:

Entity	Start	End	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04/15/2017	04/14/2018	60,000 and 500	CorpBanca Corredores de Seguros S.A.

Itaú Chile Corredora de Seguros Limitada.

•                  As established in Article 58, letter d of DFL 251 and SVS Ruling No. 1,160, the company has taken out liability and guarantee policies to cover the risk of potential damages that could affect it and to ensure correct and full compliance with all obligations arising from its activities and, especially, regarding damages that may be incurred by insured parties that contract policies through the brokerage house.

Entity	Start	End	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04/15/2017	04/14/2018	60,000 and 500	Itaú Corredora de Seguros

Itaú Corpbanca Corredores de Bolsa S.A.

•                  To comply with articles 30 and 31 of Law 18,045, the subsidiary has a performance bond in favor of Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange) to ensure correct and complete performance of all obligations as a securities intermediary. The beneficiaries of this guarantee are its present or future creditors as a result of its brokerage operations. The performance bond is detailed as follows:

Entity	Start	End	Amount (UF)	Beneficiary
Itaú Chile	6/30/2017	4/22/2018	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A.	6/30/2017	4/22/2018	4,000	Bolsa de Comercio de Santiago

•                  The subsidiary also has a comprehensive insurance policy to comply with Ruling No. 52 from Bolsa Electrónica de Chile.

The comprehensive insurance policy is detailed as follows:

Entity	Start	End	Amount (ThUS$)	Beneficiary
Orión Seguros Generales S.A	05/01/2017	04/30/2018	5,000 and 10,000	Bolsa Electrónica de Chile

•                  The subsidiary established a pledge on its shares of Bolsa de Comercio de Santiago (Santiago Exchange) in favor of that company to guarantee compliance with its obligations arising from transactions carried out with other brokers. The amount of this pledge is MCh$14,533.

•                  As of December 31, 2017, MCh$2,239 in cash and MCh$1,106 in financial instruments have been furnished as a guarantee to CCLV, Contraparte Central S.A.

•             The subsidiary has a performance bond as a representative of the beneficiaries of the guarantee in articles 98 and 99 of Law No. 20,172, in order to guarantee faithful and full compliance of our obligations as a Portfolio Manager.

The performance bond is detailed as follows:

Entity	Start	End	Amount (UF)	Beneficiary
Itaú Chile	04/20/2017	04/20/2018	10,000	Itaú Chile

Itaú Chile Administradora General de Fondos S.A.

During 2017, the Company took out performance bonds for UF 1,166,462 issued by Itaú Corpbanca for the funds it manages in order to guarantee faithful performance of its obligations to manage third-party funds and provide compensation for damages arising from failure to comply with Articles 226 and 227 of Law 18,045.

CorpBanca Administradora General de Fondos S.A.

• On June 2, 2017, Corpbanca Administradora General de Fondos S.A. took out a performance bond issued by Banco Santander Chile, payable on demand, for MCh$399, equivalent to UF 15,000, in favor of Corporación de Fomento de la Producción to guarantee faithful performance of an agreement to manage CORFO portfolios, committees and Funds and payment of employment and social security obligations to employees of the contracting party. The bond expires on August 31, 2021.

• On June 28, 2017, Corpbanca Administradora General de Fondos S.A. renewed the employee dishonesty insurance policy it had with Orion Seguros Generales S.A. The new policy is in effect from May 1, 2017 to April 30, 2018.

• On August 14, 2017, CorpBanca Administradora General de Fondos S.A. replaced a performance bond issued by Banco Santander Chile, payable upon demand, for MCh$14, equivalent to UF500.00, originally issued in favor of Corporación de Fomento de la Producción on June 6, 2017, to guarantee faithful and timely performance of the obligations arising from the agreement to manage Portfolios, Committees and Funds, and payment of employment and social security obligations to employees of the contracting party, expiring August 30, 2021.

Note 23 -     Equity

a.         Movements in capital and reserve accounts (attributable to Bank shareholders)

As of December 31, 2017 and 2016, the Bank’s paid-in capital is represented by common shares with no par value, all of which are fully subscribed and paid, detailed as follows:

	Common Shares
	12/31/2017	12/31/2016
	(number)	(number)
Issued as of January 1	512,406,760,091	115,039,690,651
Issuance of paid shares	—	57,008,875,206
Issuance of shares payable	—	—
Share repurchase	—	—
Sale of treasury shares	—	—
Increase in shares for Itaú-CorpBanca business combination	—	340,358,194,234
Total	512,406,760,091	512,406,760,091

•             Subscribed and Paid-in Shares

2017

As of December 31, 2017, the Bank’s paid capital is represented by 512,406,760,091 subscribed and paid common shares with no par value, totaling MCh$1,862,826.

2016

As of December 31, 2016, the Bank’s paid capital is represented by 512,406,760,091 subscribed and paid common shares with no par value, totaling MCh$1,862,826.

On March 22, 2016, Banco Itaú Chile’s capital was increased by MCh$392,813, through the subscription of 710,477 of the bank’s single-series shares with no par value (equivalent to 57,008,875,206 shares of the merged bank based on the exchange ratio for the business combination), which were subscribed and paid by ITB Holding Brasil Participações Ltda., a wholly owned subsidiary of Itaú Unibanco Holding S.A., within the framework of the merger of Banco Itaú Chile and CorpBanca and in compliance with the “Transaction Agreement” signed on January 29, 2014.

•             Purchases and Sales of Bank Shares

As of December 31, 2017 and 2016, there were no purchase or sale transactions by the Bank involving its own shares.

•             Profit Distribution

2017

At the Annual General Meeting (AGM) of the shareholders of Banco Itaú Corpbanca on March 27, 2017, shareholders agreed to distribute MCh$618 in earnings, representing 30% of profit for the year 2016.22

2016

At the Annual General Meeting of the shareholders of Banco Itaú Chile on March 11, 2016, shareholders agreed to distribute MCh$52,168 in earnings, representing 50% of profit for the year 2015.

(22)  As of year-end 2016, interim dividends totaled MCh$1,029. Afterwards, at the AGM shareholders agreed to distribute a final dividend of 30% of profit for the year 2016, or MCh$618. The difference of MCh$411 was allocated to retained earnings.

Main Shareholders

As of December 31, 2017 and 2016, the Bank’s main shareholders were:

As of December 31, 2017

	Common Shares
	As of December 31, 2017
	No. of Shares	Ownership Interest (%)
CORP GROUP BANKING SA	136,127,850,073	26.57	% (**)
ITAU UNIBANCO HOLDING SA	115,039,610,411	22.45	% (*)
ITB HOLDING BRASIL PARTICIPACOES LTDA	57,008,875,206	11.13%
BANCO SANTANDER ON BEHALF OF FOREIGN INVESTORS	23,969,149,414	4.68%
BANCO DE CHILE, ON BEHALF OF NON-RESIDENT THIRD PARTIES	21,005,216,549	4.10%
COMPANIA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,245,555	4.08	% (**)
BANCO ITAU CORPBANCA ON BEHALF OF FOREIGN INVESTORS	14,855,609,437	2.90%
CGB II SPA	10,908,002,836	2.13	% (*)
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA	9,817,092,180	1.92%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	9,394,008,435	1.83%
LARRAIN VIAL S A CORREDORA DE BOLSA	6,767,755,931	1.32%
MONEDA SA AFI FOR PIONERO INVESTMENT FUND	6,215,000,000	1.21%
DEUTSCHE BANK TRUST COMPANY AMERICAS (ADRS)	5,508,798,500	1.08%
BTG PACTUAL CHILE S A C DE B	4,776,696,832	0.93%
BANCHILE C DE B S A	4,344,021,387	0.85%
SANTANDER CORREDORES DE BOLSA LIMITADA	4,070,279,257	0.79%
MBI CORREDORES DE BOLSA S.A	3,591,497,546	0.70%
BICE INVERSIONES CORREDORES DE BOLSA S A	3,165,903,988	0.62%
CIA DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS SA	2,917,592,780	0.57%
BCI C DE B S A	2,895,637,765	0.57%
CREDICORP CAPITAL SA CORREDORES DE BOLSA	2,869,055,927	0.56%
CONSORCIO C DE B S A	2,766,317,093	0.54%
INMOB E INVERSIONES BOQUINENI LTDA	2,353,758,526	0.46%
MBI ARBITRAGE INVESTMENT FUND	2,340,829,105	0.46%
BOLSA ELECTRONICA DE CHILE BOLSA DE VALORES	2,015,270,526	0.39%
INV LAS NIEVES S A	1,890,725,224	0.37%
CGB III SPA	1,800,000,000	0.35	% (*)
VALORES SECURITY S A C DE B	1,719,455,989	0.34%
ITAU CORPBANCA CORREDORES DE BOLSA SA	1,708,710,397	0.33%
CRN INMOBILIARIA LIMITADA	1,535,239,055	0.30%
OTHER SHAREHOLDERS	28,110,554,167	5.47%
TOTAL	512,406,760,091	100.0000%

(*) The controlling group Itaú Unibanco has a total interest of 36.06%.

(**) The holdings of the Saieh family total 30.65%, considering that the interests held by Cía. Inmobiliaria y de Inversiones Saga SpA include 182,125,023 shares under third-party custody.

As of December 31, 2016

	Common Shares
	As of December 31, 2016
	No. of Shares	Ownership Interest (%)
CORP GROUP BANKING S.A.	137,927,850,073	26.92	% (**)
ITAU UNIBANCO HOLDING S.A.	115,039,610,411	22.45	% (*)
ITB HOLDING BRASIL PARTICIPACOES LTDA	57,008,875,206	11.13	% (*)
BANCO DE CHILE, ON BEHALF OF NON-RESIDENT THIRD PARTIES	34,697,252,144	6.77%
BANCO SANTANDER ON BEHALF OF FOREIGN INVESTORS	24,021,718,245	4.69%
COMPANIA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,245,555	4.08	% (**)
BANCO ITAU CORPBANCA ON BEHALF OF FOREIGN INVESTORS	16,896,763,861	3.30%
DEUTSCHE BANK TRUST COMPANY AMERICAS (ADRS)	12,208,319,000	2.38%
CGB II SPA	10,908,002,836	2.13	% (*)
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA	9,817,092,180	1.92%
MONEDA SA AFI FOR PIONERO INVESTMENT FUND	6,439,100,000	1.26%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	5,924,676,733	1.16%
SANTANDER CORREDORES DE BOLSA LIMITADA	4,263,874,365	0.83%
BCI C DE B S.A.	3,668,476,754	0.72%
CIA DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS S.A.	3,385,042,102	0.66%
BTG PACTUAL CHILE S A C DE B	3,189,647,829	0.62%
VALORES SECURITY S A C DE B	2,666,153,592	0.52%
BANCHILE C DE B S.A.	2,594,977,357	0.51%
INMOB E INVERSIONES BOQUINENI LTDA	2,353,758,526	0.46%
CORPBANCA CORREDORES DE BOLSA S.A.	2,343,983,311	0.46%
LARRAIN VIAL S A CORREDORA DE BOLSA	2,147,884,847	0.42%
MBI ARBITRAGE INVESTMENT FUND	1,954,622,415	0.38%
INV LAS NIEVES S.A.	1,890,725,224	0.37%
COMPANIA DE SEGUROS CONFUTURO S.A.	1,824,850,780	0.36%
CREDICORP CAPITAL SA CORREDORES DE BOLSA	1,760,461,049	0.34%
CRN INMOBILIARIA LIMITADA	1,535,239,055	0.30%
CONSORCIO C DE B S.A.	1,527,435,168	0.30%
ADMINISTRADORA E INVERSIONES SANTA TERESA S.A.	1,497,177,215	0.29%
EL MADERAL INVERSIONES LTDA	1,244,312,335	0.24%
INVERSIONES TAURO LIMITADA	1,085,181,332	0.21%
OTHER SHAREHOLDERS	19,665,450,591	3.82%
TOTAL	512,406,760,091	100.0000%

(*) The controlling group Itaú Unibanco has a total interest of 35.71%.

(**) The holdings of the Saieh family total 31.00%, considering that the interests held by Cía. Inmobiliaria y de Inversiones Saga SpA include 182,125,023 shares under third-party custody.

b.         Dividends

Dividends distributed by the entity are detailed as follows:

	Profit Attributable to Owners of the Bank	Allocated to Reserves or Retained Earnings	Allocated as Dividends	Percent Distributed		No. of Shares	Dividend per Share
Period	MCh$	MCh$	MCh$	%	No. of Shares	Restated (*)	(Ch$)
2016 (Annual General Meeting March 2017)	2,059	1,441	618	30	512,406,760,091	—	0.0012
2015 (Annual General Meeting March 2016)	104,336	52,168	52,168	50	1,433,690	115,039,690,651	36,387

(*) This corresponds to the total number of shares of Banco Itaú Chile restated based on the exchange ratio for the business combination that gave rise to Itaú Corpbanca.

For the years ended December 31, 2017 and 2016, the Bank’s diluted and basic earnings are detailed as follows:

	12/31/2017		12/31/2016
	No. of Shares	Amount	No. of Shares	Amount
	Millions	MCh$	Millions	MCh$
Diluted and Basic Earnings
Basic earnings per share
Profit for the year	—	57,447	—	2,059
Weighted average number of shares outstanding	—	—	415,165	—
Assumed conversion of convertible debt	—	—	—	—
Adjusted number of shares	512,407	—	415,165	—
Basic earnings per share	—	0.112	—	0.005
Diluted earnings per share
Profit for the year	—	57,447	—	2,059
Weighted average number of shares outstanding	512,407		415,165
Dilutive effect of:
Assumed conversion of convertible debt	—	—	—	—
Conversion of common shares	—	—	—	—
Options rights	—	—	—	—
Adjusted number of shares	512,407		415,165	—
Diluted earnings per share		0.112	—	0.005

c.          Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is recognized or the need to make impairment provisions exists.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian Subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Itaú Corpbanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which can affect profit and loss for the year.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations.

Defined Benefit Obligation Reserve. Includes the effects of complying with IAS 19 Employee Benefits.

The following tables present movements in equity and income taxes attributable to the Bank’s owners for the years ended December 31, 2017 and 2016:

	For the year ended December 31,	For the year ended December 31,
	2017	2016
Comprehensive Income for the Period	MCh$	MCh$
Financial assets available for sale
Balance as of January 1	10,372	(1,170)
Gain on portfolio valuation and other adjustments	6,220	11,542
Total	16,592	10,372
Foreign investment hedges
Balance as of January 1	14,917	—
Gain on hedge valuation and other adjustments	49,824	14,917
Total	64,741	14,917
Cash flow hedges
Balance as of January 1	(5,603)	—
Loss on hedge valuation and other adjustments	(127)	(5,603)
Total	(5,730)	(5,603)
Translation adjustments
Balance as of January 1	2,380	—
Credit (charge) for net translation adjustments	(59,865)	2,380
Total	(57,485)	2,380
Recognition of defined benefit obligations
Balance as of January 1	(2,598)	—
Charge for defined benefit obligations	(138)	(2,598)
Total	(2,736)	(2,598)
Other comprehensive income before taxes	15,382	19,468
Income taxes related to items of other comprehensive income
Income tax related to financial assets available for sale
Balance as of January 1	(2,764)	226
Charge for income tax related to financial assets available for sale	(2,173)	(2,990)
Total	(4,937)	(2,764)
Income tax related to foreign hedges
Balance as of January 1	(3,219)	—
Charge for income tax related to foreign hedges	(14,068)	(3,219)
Total	(17,287)	(3,219)
Income tax related to cash flow hedges
Balance as of January 1	1,345	—
Credit for income tax related to cash flow hedges	44	1,345
Total	1,389	1,345
Income taxes on recognition of defined benefit obligations
Balance as of January 1	722	—
Credit (charge) for income tax on recognition of defined benefit obligations	(4)	722
Total	718	722
Total income tax on valuation accounts	(20,117)	(3,916)
Other comprehensive loss net of taxes	(4,735)	15,552

d.         Reserves

This account is comprised of Other reserves not from earnings 23 of MCh$839,120 and Reserves from earnings of MCh$451,011. 24

e.          Retained Earnings from Prior Periods

Corresponds to profit for the year 2016 not distributed to shareholders of MCh$1,441.

(23)  The values presented in this account correspond to adjustments made as a result of the business combination between Banco Itaú Chile and Corpbanca.

(24)  From Banco Itaú Chile before merger.

f.           Non-Controlling Interest

This corresponds to the net amount of equity in the dependent entities attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the year that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the year is detailed as follows:

As of December 31, 2017

				Other Comprehensive Income (Loss)
	Third-Party Interest	Equity	Profit (Loss)	Defined Benefit Obligations	Financial Assets Available for Sale	Effect Exchange Rate	Effect Hedge of Net Inv. in Foreign Operation	Effect Hedge of Cash Flow	Deferred Taxes	Total Other Comprehensive Income (Loss)	Total Comprehensive Income (Loss)
Subsidiary	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguros S.A	20.00%	380	(5)	—	—	—	—	—	—	—	(5)
Itaú CorpBanca Colombia and Subsidiaries	33.72%	209,557	(4,138)	(70)	3,746	(18,437)	(627)	—	(1,305)	(16,693)	(20,831)
Itaú Chile C. de Seguros Ltda.	0.10%	12	10	—	—	—	—	—	—	—	10
Itaú Chile Adm. General de Fondos S.A.	0.01%	1	—	—	—	—	—	—	—	—	—
Itaú Corpbanca Corredores de Bolsa S.A.	0.01%	4	—	—	—	—	—	—	—	—	—
		209,954	(4,133)							(16,693)	(20,826)

As of December 31, 2016

				Other Comprehensive Income (Loss)
	Third-Party Interest	Equity	Profit (Loss)	Defined Benefit Obligations	Financial Assets Available for Sale	Effect Exchange Rate	Effect Hedge of Net Inv. in Foreign Operation	Effect Hedge of Cash Flow	Deferred Taxes	Total Other Comprehensive Income (Loss)	Total Comprehensive Income (Loss)
Subsidiary	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

SMU CORP S.A.	49.00%	437	—	—	—	—	—	—	—	—	—
Itaú Corredor de Seguros S.A	20.00%	601	78	—	—	—	—	—	—	—	78
Itaú CorpBanca Colombia and Subsidiaries	33.72%	229,728	(5,056)	(1,322)	3,876	(9,481)	(1,459)	—	(133)	(8,519)	(13,575)
Itaú Chile C. de Seguros Ltda.	0.10%	13	10	—	—	—	—	—	—	—	10
Itaú Chile Adm. General de Fondos S.A.	0.01%	1	1	—	—	—	—	—	—	—	1
		230,780	(4,967)							(8,519)	(13,486)

Movements in non-controlling interest are detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Opening balance	230,780	59
Integration Itaú Corpbanca	—	244,207
Comprehensive loss for the period	(20,826)	(13,486)
Closing balance	209,954	230,780

The main subsidiary of Itaú Corpbanca with non-controlling interest is:

Entity	Country	Group Interest	Non-Controlling Interest	Main Activity
Itaú Corpbanca Colombia	Colombia	66.28%	33.72%	Banking

The following table provides information on the non-controlling interest of the aforementioned company before consolidation elimination adjustments:

	12/31/2017	12/31/2016
Summarized Statement of Financial Position	MCh$	MCh$
Current assets	4,562,751	5,475,492
Current liabilities	3,939,178	4,813,426
Net current assets	623,573	662,066
Non-current assets	1,690,890	1,798,771
Non-current liabilities	1,692,197	1,778,623
Net non-current assets	(1,307)	20,148

Net assets	622,266	682,214
Accumulated non-controlling interest	209,557	229,728

	12/31/2017	12/31/2016
Summarized Statement of Income	MCh$	MCh$
Interest and indexation income	562,639	482,806
Loss for the year	(12,272)	(14,994)
Loss attributable to non-controlling interest	(4,138)	(5,056)

	12/31/2017	12/31/2016
Summarized Statement of Cash Flows	MCh$	MCh$
Cash flows from operating activities	16,822	(35,057)
Cash flows from investing activities	(158,402)	93,018
Cash flows from financing activities	35,937	(4,400)
Net increase (decrease) in cash flows	(105,643)	53,561

g.         Comprehensive Income for the Year

	For the year ended December 31, 2017			For the year ended December 31, 2016
	Owners of the Bank	Non- Controlling Interest	Total	Owners of the Bank	Non- Controlling Interest	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Consolidated profit (loss) for the year	57,447	(4,133)	53,314	2,059	(4,967)	(2,908)
Other comprehensive income (loss) before taxes
Financial assets available for sale	6,220	3,746	9,966	11,542	3,876	15,418
Foreign investment hedges	49,824	(627)	49,197	14,917	(1,459)	13,458
Cash flow hedges	(127)	—	(127)	(5,603)	—	(5,603)
Translation adjustments	(59,865)	(18,437)	(78,302)	2,380	(9,481)	(7,101)
Defined benefit obligations	(138)	(70)	(208)	(2,598)	(1,322)	(3,920)
Total	53,361	(19,521)	33,840	22,697	(13,353)	9,344
Income tax benefit (expense)
Financial assets available for sale	(2,173)	(1,160)	(3,333)	(2,990)	(1,035)	(4,025)
Foreign investment hedges	(14,068)	(143)	(14,211)	(3,219)	534	(2,685)
Cash flow hedges	44	—	44	1,345	—	1,345
Defined benefit obligations	(4)	(2)	(6)	722	368	1,090
Total	(16,201)	(1,305)	(17,506)	(4,142)	(133)	(4,275)
Total comprehensive income (loss) for the year	37,160	(20,826)	16,334	18,555	(13,486)	5,069

Note 24 -     Interest and Indexation Income and Expenses

This account includes interest accrued during the year on all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method independent of whether they are valued at fair value, as well as rectifications of products as a result of accounting hedges, which forms part of interest and indexation income and expenses as shown in the Consolidated Statement of Income. Interest and indexation is recognized as received for the past-due portfolio, as well as the amount that was not recognized in the Consolidated Statement of Income because recognition was suspended on an accrual basis.

a.         For the years ended December 31, 2017 and 2016, interest and indexation income is detailed as follows:

	12/31/2017				12/31/2016
	Interest	Indexation	Prepayment Fees	Total	Interest	Indexation	Prepayment Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	6,643	2	—	6,645	25,550	—	—	25,550
Loans and advances to banks	5,460	—	—	5,460	8,180	—	—	8,180
Commercial loans	853,267	68,050	2,003	923,320	759,883	99,803	2,077	861,763
Mortgage loans	184,838	57,974	7	242,819	152,321	78,217	14	230,552
Consumer loans	358,465	64	1,803	360,332	279,021	31	1,793	280,845
Investment securities	70,556	8,274	—	78,830	67,683	11,032	—	78,715
Other interest or indexation income	9,656	546	—	10,202	8,427	466	—	8,893
Loss from accounting hedges	(3,527)	—	—	(3,527)	(3,012)	—	—	(3,012)
Total	1,485,358	134,910	3,813	1,624,081	1,298,053	189,549	3,884	1,491,486

b.         Interest and indexation that may be suspended, as indicated in letter p) of Note 1, are recorded in memorandum (off-balance-sheet accounts) until they are effectively received.

For the years ended December 31, 2017 and 2016, suspended interest and indexation are detailed as follows:

	12/31/2017			12/31/2016
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	16,229	679	16,908	9,828	578	10,406
Mortgage loans	3,249	1,175	4,424	2,766	1,438	4,204
Consumer loans	—	—	—	2,191	—	2,191
Total	19,478	1,854	21,332	14,785	2,016	16,801

c.          For the years ended December 31, 2017 and 2016, interest and indexation expenses are detailed as follows:

	12/31/2017			12/31/2016
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand deposits	(72,732)	(139)	(72,871)	(78,147)	(173)	(78,320)
Repurchase agreements	(32,677)	—	(32,677)	(48,086)	—	(48,086)
Savings accounts and time deposits	(420,190)	(13,047)	(433,237)	(419,661)	(39,720)	(459,381)
Borrowings from financial institutions	(51,922)	(2,463)	(54,385)	(45,801)	—	(45,801)
Debt instruments issued	(210,104)	(72,780)	(282,884)	(156,168)	(79,126)	(235,294)
Other financial liabilities	(114)	—	(114)	(142)	(197)	(339)
Other interest or indexation expense	(556)	(1,962)	(2,518)	(905)	(2,261)	(3,166)
Gain from accounting hedges	15,339	—	15,339	359	—	359
Total	(772,956)	(90,391)	(863,347)	(748,551)	(121,477)	(870,028)

For purposes of the Consolidated Statement of Cash Flows, net interest and indexation income for the year ended December 31, 2017, is MCh$760,734 (MCh$621,458 in December 2016).

Note 25 -     Fee and Commission Income and Expenses

This account includes all commissions accrued and paid during the year, except those included in the effective interest rate of financial instruments. They consist primarily of:

a.         Fee and Commission Income:

This account includes financial income for the year from commissions generated by services provided by the Bank and its subsidiaries, mainly for:

	12/31/2017	12/31/2016
	MCh$	MCh$
Fee and Commission Income
Lines of credit and overdrafts	3,306	4,911
Guarantees and letters of credit	14,776	13,562
Credit card services	63,388	52,775
Account management	12,024	10,171
Collections, billing and payments	25,359	24,813
Securities brokerage and management	13,183	9,454
Mutual funds and other investments	25,965	23,614
Insurance brokerage	26,096	21,477
Financial advisory services	8,162	8,951
Commissions on transferred student loans	4,680	3,354
Commissions on loans	2,560	2,572
Commissions on mortgage loans	1,112	1,023
Other fees for services provided	12,088	12,768
Other commissions earned	3,721	4,356
Total	216,420	193,801

b.         Fee and Commission Expenses:

This account includes expenses for commissions accrued during the year, mainly for:

	12/31/2017	12/31/2016
	MCh$	MCh$
Fee and Commission Expenses
Credit card transactions	(23,439)	(29,376)
Securities transactions	(4,855)	(3,328)
Foreign trade transactions	(2,449)	(1,348)
CorpPuntos loyalty program	(1,439)	(1,309)
Bank commissions	(3,157)	(3,232)
Fees for payroll deduction agreements	(2,912)	(4,385)
Other commissions paid	(598)	(27)
Total	(38,849)	(43,005)

Commissions earned for transactions with letters of credit are presented in the Consolidated Statement of Income within “interest and indexation income”.

Note 26 -     Net Financial Operating Income

This account includes adjustments for variations in financial instruments except those attributable to interest accrued using the effective interest rate method on value corrections of assets, as well as gains or losses obtained from sales and purchases.

Net financial operating income contained in the Consolidated Statement of Income consists of the following concepts:

	12/31/2017	12/31/2016
	MCh$	MCh$
Trading securities	43,323	40,893
Trading derivatives	(63,992)	45,137
Sale of loan portfolio	15,121	18,863
Financial assets available for sale	12,162	7,454
Other	175	61
Total	6,789	112,408

Note 27 -     Net Foreign Exchange Transactions

This includes the gain or loss from purchases and sales of currency, differences that arise from translating monetary items in foreign currency to the functional currency and from non-monetary assets in foreign currency upon disposal. Net foreign exchange transactions are detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Net foreign exchange transactions
Net gain (loss) on currency positions	131,196	(30,191)
Other currency gains	2,562	1,179
Subtotal	133,758	(29,012)
Net gain (loss) for exchange rate indexation
Indexation of loans to customers	(82)	14
Indexation of investment securities	(824)	(121)
Indexation of deposits and borrowings	—	10
Indexation of other liabilities	1,385	—
Net loss on hedging derivatives	(87,047)	(19,762)
Subtotal	(86,568)	(19,859)
Total	47,190	(48,871)

Note 28 -     Credit Risk Provisions and Impairment

a.         Movements in credit risk provisions and impairment during the years ended December 31, 2017 and 2016, are detailed as follows:

	December 31, 2017
		Loans to Customers					Minimum
	Loans and Advances to Banks	Commercial Loans	Mortgage Loans	Consumer Loans	Contingent Loans	Additional Provisions	Provision for Normal Portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions recorded:
Individual provisions	(226)	(310,103)	—	—	(41,975)	—	—	(352,304)
Group provisions	—	(70,519)	(36,558)	(252,346)	(2,269)	—	—	(361,692)
Provisions recorded, net	(226)	(380,622)	(36,558)	(252,346)	(44,244)	—	—	(713,996	) (*)
Provisions released:
Individual provisions	209	183,917	—	—	12,029	—	—	196,155
Group provisions	—	31,154	26,110	88,651	1,243	—	—	147,158
Provisions released, net	209	215,071	26,110	88,651	13,272	—	—	343,313	(*)
Recovery of charged-off assets	—	13,236	1,908	16,421	—	—	—	31,565
Provisions, net	(17)	(152,315)	(8,540)	(147,274)	(30,972)	—	—	(339,118)

	December 31, 2016
	Loans and	Loans to Customers					Minimum Provision
	Advances to Banks	Commercial Loans	Mortgage Loans	Consumer Loans	Contingent Loans	Additional Provisions	for Normal Portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions recorded:
Individual provisions	(307)	(378,503)	—	—	(18,314)	—	—	(397,124)
Group provisions	—	(48,046)	(34,633)	(196,051)	(6,852)	—	—	(285,582)
Provisions recorded, net	(307)	(426,549)	(34,633)	(196,051)	(25,166)	—	—	(682,706	) (*)
Provisions released:
Individual provisions	286	244,250	—	—	20,858	—	392	265,786
Group provisions	—	22,097	23,294	90,144	6,987	—	—	142,522
Provisions released, net	286	266,347	23,294	90,144	27,845	—	392	408,308	(*)
Recovery of charged-off assets	—	8,897	1,285	13,088	—	—	—	23,270
Provisions, net	(21)	(151,305)	(10,054)	(92,819)	2,679	—	392	(251,128)

(*) The amounts in the Consolidated Statement of Cash Flows are detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Charge for provisions recorded	713,996	682,706
Credit for provisions released	(343,313)	(408,308)
Total	370,683	274,398

b.         The following provisions were recorded and reversed, detailed by type of loan, analyzed using group or individual evaluations:

	For the year ended December 31, 2017
	Provisions Recorded			Provisions Reversed
	Individual Analysis	Group Analysis	Total	Individual Analysis	Group Analysis	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(310,103)	(70,519)	(380,622)	183,917	31,154	215,071
Mortgage loans	—	(36,558)	(36,558)	—	26,110	26,110
Consumer loans	—	(252,346)	(252,346)	—	88,651	88,651
	(310,103)	(359,423)	(669,526)	183,917	145,915	329,832
Banks	(226)	—	(226)	209	—	209
	(310,329)	(359,423)	(669,752)	184,126	145,915	330,041

	For the year ended December 31, 2016
	Provisions Recorded			Provisions Reversed
	Individual Analysis	Group Analysis	Total	Individual Analysis	Group Analysis	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(378,503)	(48,046)	(426,549)	244,250	22,097	266,347
Mortgage loans	—	(34,633)	(34,633)	—	23,294	23,294
Consumer loans	—	(196,051)	(196,051)	—	90,144	90,144
	(378,503)	(278,730)	(657,233)	244,250	135,535	379,785
Banks	(307)	—	(307)	286	—	286
	(378,810)	(278,730)	(657,540)	244,536	135,535	380,071

In management’s opinion, the credit risk provisions established cover all potential losses that may arise from not recovering assets, based on the information examined by the Bank and its subsidiaries.

Note 29 -     Payroll and Personnel Expenses

Payroll and personnel expenses for the years ended December 31, 2017 and 2016, are detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Personnel compensation	(174,029)	(148,073)
Bonuses	(68,946)	(53,669)
Employee termination benefits	(18,803)	(32,704)
Training expenses	(734)	(1,050)
Life and health insurance	(3,487)	(1,576)
Other personnel expenses	(15,324)	(8,593)
Total	(281,323)	(245,665)

Note 30 -     Administrative Expenses

For the years ended December 31, 2017 and 2016, administrative expenses are detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Maintenance and repair of property, plant and equipment	(34,754)	(23,226)
Office leases	(36,482)	(26,308)
Equipment leases	(2,890)	(2,649)
Insurance premiums	(22,624)	(14,953)
Office supplies	(2,228)	(2,004)
IT and communications expenses	(41,872)	(25,860)
Lighting, heating and other utilities	(5,022)	(4,240)
Security and transportation of valuables	(4,691)	(3,469)
Travel and entertainment expenses	(3,347)	(2,427)
Court and notary expenses	(9,546)	(7,232)
Fees for technical reports	(11,274)	(7,096)
Professional service fees	(2,358)	(2,535)
Securities rating fees	(1,613)	(888)
Other regulatory fines	(75)	(728)
Comprehensive management of ATMs	(5,837)	(5,855)
Management of outsourced temp services	(812)	(201)
Postage and mailing expenses	(523)	(2,864)
Internal events	(666)	(237)
Donations	(1,778)	(741)
Services hired	(8,567)	(11,959)
Miscellaneous contributions	(62)	(732)
Commercial programs	(1,253)	(2,609)
Credit card management	(4,363)	(4,351)
Other general administrative expenses	(14,493)	(11,130)
Subtotal	(217,130)	(164,294)
Outsourced services	(24,724)	(23,609)
Data processing	(14,733)	(14,369)
Product sales	(832)	(435)
Credit assessments	(5)	(511)
Other	(9,154)	(8,294)
Board expenses	(1,394)	(1,056)
Directors’ fees	(1,394)	(1,056)
Advertising	(16,268)	(8,322)
Taxes, property taxes and contributions	(46,106)	(37,923)
Property taxes	(671)	(443)
Municipal business permits	(1,430)	(1,665)
Other taxes (*)	(36,031)	(29,591)
Contribution to SBIF	(7,974)	(6,224)
Total	(305,622)	(235,204)

(*) This amount corresponds primarily to taxes other than income taxes that affect Banco Itaú Corpbanca Colombia and its Subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

Note 31 -     Depreciation, Amortization and Impairment

a.         Amounts charged to profit or loss for depreciation and amortization during the years ended December 31, 2017 and 2016, are detailed as follows:

		12/31/2017	12/31/2016
	Note	MCh$	MCh$
Depreciation and Amortization
Depreciation of property, plant and equipment	14	(19,370)	(13,834)
Amortization of intangible assets	13	(62,475)	(49,858)
Balances		(81,845)	(63,692)

b.         Impairment:

For the years ended December 31, 2017 and 2016, impairment expenses are detailed as follows:

		12/31/2017	12/31/2016
	Note	MCh$	MCh$
Impairment of financial assets available for sale	11	—	—
Impairment of financial assets held to maturity	11	—	—
Subtotal financial assets		—	—
Impairment of property, plant and equipment [1]	14	(27)	(351)
Impairment of intangible assets	13	—	—
Subtotal non-financial assets		(27)	(351)
Total		(27)	(351)

(1)         Impairment for technological obsolescence as a result of new regulations on ATMs (Decree 222 dated October 30, 2013 from the Ministry of Internal Affairs and Public Safety), accounted for in accordance with IAS 36 Impairment of Assets.

At the end of each reporting period, the Bank evaluates whether there is any indication of impairment of property, plant and equipment, intangible assets or goodwill, grouped into Cash Generating Units (CGU). Should any such indication exist, or at least annually, the Bank estimates the recoverable amount (RA) of its CGUs.

The Bank has defined two CGUs: CGU Chile25 and CGU Colombia26. These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by senior management because their contributions to the consolidated entity can be identified independently. It is important to mention that these CGUs are consistent with the Bank’s operating segments (See Note 4).

The carrying amount of both CGUs is as follows:

	12/31/2017	12/31/2016
Cash Generating Units	MCh$	MCh$
Chile	2,547,209	2,471,630
Colombia	852,621	932,666

(25)  Comprised of Banco Itaú Corpbanca and its Chilean subsidiaries plus the New York branch.

(26)  Comprised of Banco Itaú Corpbanca Colombia and all subsidiaries plus Itaú Corredor de Seguros Colombia S.A. (formerly Helm Corredor de Seguros S.A.).

Goodwill Impairment Testing

1. Allocation of goodwill

Goodwill generated from the inverse acquisition mentioned in Note 1, section “General Information — Itaú Corpbanca and Subsidiaries”, was allocated as follows to the two CGUs identified27:

	12/31/2017	12/31/2016
Goodwill	MCh$	MCh$
Chile	940,785	940,785
Colombia	228,458	247,662

2. Methodology used by the Bank

Consistent with the prior year, the recoverable amounts of CGU Chile and CGU Colombia have been determined using the dividend discount model. This methodology considers the cash flows that would be generated by dividends distributed to shareholders with at perpetuity, discounted to their cost of capital rate as of the valuation date. Therefore, the economic value of equity can be estimated using cash flow projections derived from financial budgets and other assumptions approved by management.

In testing goodwill for impairment, management considered different sources of information, including:

•             Historical information existing for both banks post-merger and, if relevant, pre-merger. Historical information for events judged to be one-time and non-recurring was excluded.

•             Assumptions approved by management.

•             Information from external sources such as analyst reports, regulators, central banks and press releases.

•             Observable market information such as rate curves, inflation and growth projections.

•             The competitive strategy defined for both banks.

•             The projected funding structure and its impact on the Bank’s capital requirements and internal policy.

3.         Key assumptions used in calculating the recoverable amount.

The key assumptions used in calculating recoverable amount, defined as those variables to which the calculation is more sensitive, are presented below:

		12/31/2017		12/31/2016
Key Assumptions		Chile	Colombia	Chile	Colombia
Perpetuity rates	(%)	5.2	6.5	4.0	5.6
Projected inflation rates	(%)	2.8 - 3.0	3.0 - 3.4	2.4 - 3.0	3.0 - 4.0
Discount rates	(%)	10.5	11.5	12.0	12.4
Growth in loans	(%)	8.4 - 9.9	6.2 - 13.4	8.4 - 9.9	6.2 - 13.4
Solvency ratio limit	(%)	10 - 12	9 - 10.8	10 - 12	9 - 10.8

(27)  Goodwill arising from the acquisition of a foreign business (i.e. Colombia) is expressed in the functional currency of that business (Colombian peso), using the closing exchange rate (COP to CLP exchange rate for accounting purposes in Chile) in accordance with IAS 21 (See Note 13).

a.                                      Projection period and perpetuity.

Cash flow projections are prepared for a period of 6 years from 2018 to 2023 (7 years for 2016). After this period, the present value of cash flows for the year 2023 are calculated, projected to perpetuity using GDP growth rates expected for the markets in which the aforementioned CGUs operate.

The use of a 6-year projection (7 years for 2016) is consistent with the time needed to complete a corporate integration plan, aimed at harnessing opportunities to create value for the Bank. Thus, in addition to changes in management and operating models at both banks, the strategy being implemented also involves a shift in product mix, customer segmentation and medium- and long-term goals.

This transformation has also involved certain costs and other economic efforts with the expectation of harnessing synergies starting in 2018.

Based on the above, management decided to project results for a 6-year period (7 years for 2016), to normalize operations before calculating cash flows in perpetuity.

b.                  Loans and deposits.

Loans were projected considering an increase of around 9.26% per year in Chile and 10.31% in Colombia. Anticipated changes in the product mix were also modeled for both countries.

The deposit portfolio was projected using target reciprocity.

Both concepts were modeled based on expectations for market growth and target market share. For the particular case of the Colombian market, portfolio growth was modeled so as to recover the Bank’s pre-merger market share by 2023.

c.                   Income.

Interest and fee income were projected in line with loans, modeling interest rates and commissions expected for each portfolio and type of product. Other relevant macroeconomic variables were also considered such as inflation and base interest rates.

d.                  Cost of funding.

Cost projections are determined primarily using average balances of time and demand deposits, considering annual average growth of 5.0% for Chile and 3.5% for Colombia.

For cost of funding, the Bank models the impact of the aforementioned reciprocity strategy with no major changes in the funding structure.

e.                   Discount rate.

Cost of own capital (Ke) in local currency was used as the discount rate to discount the cash flows of each CGU. This calculation considered a premium for the particular country risk of each CGU.

f.                    Perpetuity rate.

Growth rates at perpetuity are aligned with economic growth in both countries and, therefore, were constructed using projections for local inflation and GDP growth.

g.                  Dividend payments.

Dividend payments were used to maximize the cash flows of shareholders with the restriction that solvency (technical capital to risk-weighted assets) had to surpass regulatory limits, plus an additional 20%. As a result, the Bank considered a dividend of 30% for the first 6 years and 50% at perpetuity.

4.                  Outcome of impairment testing

As a result of the impairment testing process described above, management concludes that the recoverable amount of the CGUs exceeds their carrying amount, as shown in the following table:

		12/31/2017		12/31/2016
		Chile	Colombia	Chile	Colombia
Recoverable amount / carrying amount (RA / CA)	(%)	119.10	103.50	128.00	111.11

Consequently, management has not identified a charge for impairment that needs to be recorded in these consolidated financial statements.

5.                  Uncertainty and sensitivity of calculation to changes in key assumptions

The estimates and judgments included in the calculations of recoverable amount are based on historical experience and other factors, including management’s expectations of future events considered reasonable based on current circumstances. However, the assumptions used are subject to a large degree of uncertainty and actual future results could differ from projections. For example:

•             The Bank considers that the operational integration of the banks in Chile will be completed in 2019.

•             The model for estimating the recoverable amount of the Colombian CGU assumes a break-even result for 2018 and recovery of the business from 2019 onward.

•             This, together with other measures, will result in growth of the various loan portfolios above industry averages.

The Bank has sensitized discount and growth rates at perpetuity separately for CGU Colombia so that the Recoverable Amount (AR) of CGU Colombia is equal to its Carrying Amount (CA):

		12/31/2017	12/31/2016
Discount rates	(%)	11.7	13.1
Perpetuity growth rates	(%)	6.3	4.3

Management has considered and analyzed possible reasonable changes in key assumptions and has not identified other situations in which the Carrying Amount exceeds the Recoverable Amount.

It has also sensitized discount and growth rates at perpetuity separately for CGU Colombia, in both cases by 30 basis points:

		12/31/2017	12/31/2016
Discount rates	(%)	11.5	12.4
Range	(%)	10.9 - 12.1	12.4 - 13.0
Range (RA/CA)	(%)	93.1 - 116.7	101.2 - 122.9
Perpetuity growth rates	(%)	6.5	5.6
Range	(%)	5.9 - 7.1	5.0 - 6.2
Range (RA/CA)	(%)	92.8 - 109.8	105.3 - 118.0

6.                  Reconciliation of rates before and after taxes

The Bank has used the cost of own capital (Ke) rate as the discount rate in calculating the recoverable amount, which is observable after taxes. The following table shows the effect of considering before-tax cash flows and discount rates.

		12/31/2017		12/31/2016
		Chile	Colombia	Chile	Colombia
Discount rates	(%)	12.78	17.93	17.77	12.4
Recoverable amount / carrying amount	(%)	153.05	121.95	134.15	109.06

Note 32 - Other Operating Income and Expenses

a.              Other operating income

Other operating income is detailed as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Income from assets received in lieu of payment
Gain on sales of assets received in lieu of payment	5,566	1,176
Other income	2,578	75
Subtotal	8,144	1,251
Release of provisions for contingencies
Country risk provisions	—	—
Special provisions for foreign loans	—	—
Other provisions for contingencies	—	—
Subtotal	—	—
Other income
Gain on sale of property, plant and equipment	14,119	37
Subtotal	14,119	37
Recovery of leased assets	522	514
Income from leased assets	—	144
Other operating income, subsidiaries	3,092	2,572
Gain on sale of leased assets	19	349
Other operating income, leases	173	598
Marketing contribution, insurance companies	21	742
Recovery of SBIF fine (See Note 22)	21,765	—
Minor income	7,244	7,151
Reversal of provision	2,352	4,997
Other income	4,478	1,092
Subtotal	39,666	18,159
Total	61,929	19,447

b.              Other operating expenses:

In 2017 and 2016, the Bank recorded the following other operating expenses:

	12/31/2017	12/31/2016
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
- Provisions for assets received in lieu of payment	(14,472)	(9,463)
- Write-offs of assets received in lieu of payment	(3,483)	(1,846)
- Maintenance expenses for assets received in lieu of payment	(714)	(596)
Subtotal	(18,669)	(11,905)
Provisions for contingencies
- Country risk provisions	(437)	(1,634)
- Other provisions for contingencies	(3,966)	(8,999)
Subtotal	(4,403)	(10,633)
Other expenses
- Loss on sale of property, plant and equipment	(1,099)	(71)
- Loss on sale of shares of companies	—	—
- Restructuring costs	—	—
Subtotal	(1,099)	(71)
- Commercial report expenses	—	(176)
- Credit card loyalty point benefits expenses	(13,238)	(26,303)
- Operating loss expenses	(8,098)	(2,661)
- Insurance expense (law 20,027)	(1,205)	(1,420)
- Provision expense for recovered leased assets	(4,835)	(11,327)
- Banking expenses	(3,482)	(2,184)
- Fines and penalties	(2,025)	(880)
- Loss on damaged assets	(2,026)	(962)
- Other expenses	(1,273)	(8,059)
Subtotal	(36,182)	(53,972)
Total	(60,353)	(76,581)

Note 33 - Transactions with Related Parties

In conformity with the General Banking Law the instructions issued by the SBIF, a related party is defined as an individual or legal entity related to the property or management of an institution, either directly or through a third party.

Article 89 of the Corporations Law, which also applies to banks, establishes that any transaction with a related party must take place under arm’s length conditions similar to those prevailing in the market.

For publicly-held corporations and their subsidiaries, transaction with related parties is defined as any negotiation, act, contract or transaction in which the company must intervene, while related party is defined as the entities of the corporate group to which the company belongs; the legal entities that, with regard to the company, are considered its parent company, affiliate, subsidiary, associate; individuals that are directors, managers, administrators, key executives or liquidators of the company, on their own behalf or in representation of persons other than the company and their respective spouses until a second degree blood relationship, as well as any entity controlled directly or indirectly through any of them; and any person that alone or with other persons through an agreement of joint action can designate at least one member of the company’s management or control 10% or more of its capital, with voting rights, if the company has shares; those that establish the company’s bylaws or are justifiably identified by the directors’ committee; and those in which he has performed the function of director, manager, administrator, key executive or liquidator of the company within the last 18 months. Article 147 of the Corporations Law sets forth that a publicly held corporation may only carry out transactions with related parties when they are intended to contribute to the corporate interest and are adjusted in price, terms and conditions to those prevailing in the market at the time of their approval and that meet the requirements and procedures indicated in that standard. Moreover, Article 84 of the General Banking Law establishes limits on loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

a.         Loans to Related Parties.

As of December 31, 2017 and 2016, loans to related parties are detailed as follows:

	As of December 31, 2017			As of December 31, 2016
	Producers of Goods and Services	Holding Companies	Individuals	Producers of Goods and Services	Holding Companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	113,202	79,715	3,730	117,362	93,170	3,070
Mortgage loans	—	—	19,273	—	—	19,568
Consumer loans	—	—	5,081	—	—	3,493
Gross loans	113,202	79,715	28,084	117,362	93,170	26,131
Credit risk provisions	(1,627)	(5,252)	(96)	(2,398)	(396)	(197)
Net loans	111,575	74,463	27,988	114,964	92,774	25,934
Contingent loans	13,039	13,658	7,990	78,708	7,400	5,393
Provisions for contingent loans	(35)	(298)	(11)	(71)	(31)	(41)
Net contingent loans	13,004	13,360	7,979	78,637	7,369	5,352

b.         Other Related Party Transactions.

For the years ended December 31, 2017 and 2016, the Bank has carried out the following transactions with related parties for amounts greater than 1,000 UF.

		As of December 31, 2017			As of December 31, 2016
		Balances Receivable	Effect on Profit (Loss)		Balances Receivable	Effect on Profit (Loss)
		(Payable)	Income	Expense	(Payable)	Income	Expense
Name or Corporate Name	Description	MCh$		MCh$	MCh$		MCh$
Redbanc S.A.	ATM management	—	—	3,355	—	—	3,754
Transbank S.A.	Credit card management	—	—	14,586	—	—	10,882
Combanc S.A.	Data transmission services	—	—	378	—	—	291
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	—	7,819	948	—	5,653	2,782
Asesorias Cumelen S.A.	Advisory services	—	—	—	—	—	450
Corp Research S.A.	Administrative consulting	—	—	453	—	—	443
Recuperadora de Créditos Ltda.	Collections services	—	—	—	—	—	1,414
Itaú Chile Inv. Serv. y Administración S.A.	Leases	—	—	650	—	—	927
Compañia de Seguros Confuturo S. A. (*)	Insurance	—	—	—	—	—	1,418
Compañia de Seguros Corp Seguros S. A. (*)	Insurance	—	—	—	—	—	3,263
Instituto de Estudios Bancarios Guillermo Subercaseaux	Education services	—	—	143	—	—	69
Opina S.A.	Advertising services	—	—	—	—	—	110
VIP Asesorias y Servicios Integrales Ltda.	Advisory services	—	—	415	—	—	185
Everis Chile S.A.	Advisory services	—	—	607	—	—	—
CAI Gestion Inmobiliaria S.A.	Department stores	—	—	115	—	—	90
Universidad Andres Bello	Education services	—	—	—	—	—	32
Promoservice S.A.	Promotional services	—	—	267	—	—	1,431
Comder Contraparte Central S.A	Banking services	—	—	1,067	—	—	697
Sinacofi S.A (*)	Data transmission services	—	—	—	—	—	918
Operadora de Tarjetas de Crédito Nexus S.A.	Credit card management	—	—	3,836	—	—	1,896
Pulso Editorial S.A	Publishing services	—	—	509	—	—	521
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees	—	—	4,725	—	—	5,010
Grupo de Radios Dial S.A.	Advertising	—	—	—	—	—	107
Hotel Corporation of Chile S.A.	Lodging, events	—	—	265	—	—	64
Corp Imagen y Diseños S.A.	Other services	—	—	196	—	—	82
Asesorias e Inversiones Rapelco Limitada S.A.	Other services	—	—	—	—	—	37
Corp Group Holding Inversiones Limitada	Advisory services	—	—	398	—	—	394
SMU S.A., Rendic Hnos. S.A.	Lease of ATM space (See Note 16)	7,960	—	2,221	10,181	—	2,152
Inversiones Corp Group Interhold Ltda.	Administrative consulting	—	—	3,097	—	—	2,172
Bcycle Latam SPA	Other services	—	—	552	—	—	—

These transactions were carried out under normal market conditions prevailing when the contracts were signed.

(*) As of December 31, 2017, these companies are no longer considered related parties.

During 2016, the Bank purchased loans from Itaú Unibanco S.A. - Nassau Branch, for US$152,263,397 and Itaú Unibanco S.A. - New York Branch for US$ 25,875,000, through its branch in New York. This purchase was at the par value of the loan portfolio and did not impact profit or loss.

c.          Donations.

As of and for the years ended December 31, 2017 and 2016

		Effect on Profit (Loss)
		Expense
		As of December 31, 2017	As of December 31, 2016
Name or Corporate Name	Description	MCh$	MCh$
Fundación CorpGroup Centro Cultural	Donations	1,302	1,373
Fundación Descúbreme	Donations	200	173
Fundación Itaú	Donations	167	152
Fundación de Inclusión Social Aprendamos	Donations	5	5

d.         Other Assets and Liabilities with Related Parties.

	12/31/2017	12/31/2016
	MCh$	MCh$
ASSETS	23,962	44,790
Derivative instruments	21,687	33,951
Other assets	2,275	10,839
LIABILITIES	185,056	249,741
Derivative instruments	1,935	14,227
Demand deposits	37,464	69,473
Savings accounts and time deposits	131,409	155,251
Other liabilities	14,248	10,790

e.          Results of Transactions with Related Parties.

	12/31/2017		12/31/2016
	Income	Expenses	Income	Expenses
Type of Income or Expense Recognized	MCh$	MCh$	MCh$	MCh$
Interest and indexation income and expense	10,146	4,902	11,370	5,913
Commissions and service income and expense	5,227	—	5,483	—
Net financial operating income	2,333	1,534	3,399	7,810
Operating expenses	537	99	324	438
Other income and expenses	216	390	70	303
Total	18,459	6,925	20,646	14,464

f.           Related Party Contracts.

As of December 31, 2017

Name or Corporate Name	Description
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees
Corp Group Holding Inversiones Limitada	Advisory services
CAI Gestion Inmobiliaria S.A	Department stores
Unired S.A.	Payment management
Corp Imagen y Diseños S.A.	Other services
Copesa S.A.	Advertising
Corp Research S.A	Advisory services
Promoservice S.A.	Promotional services
Inversiones Santa Valentina S.A.	Administrative consultancy
Itau Corpbanca Recaudaciones y Cobranzas S.A.	Court and out-of-court collection services
Corp Group Holding Inversiones Limitada	Advisory services
Empresa Periodística La Tercera S.A.	Advertising services
Redbanc S.A.	ATM management
Transbank S.A.	Credit card management
Nexus S.A	Credit card management
Combanc S.A.	Data transmission services
Rendic Hnos S.A.	Advertising services
Servicios de información Avanzada Comercial Financiera S.A.	Advisory services
Comder Contraparte Central S.A.	Advisory services
Inversiones Corp Group Interhold S.A.	Administrative consultancy

As of December 31, 2016

Name or Corporate Name	Description
Redbanc S.A.	ATM management
Pulso Editorial S.A	Publishing services
SMU S.A., Rendic Hnos S.A.	Lease ATM space
CAI Gestion Inmobiliaria S.A	Department stores
Unired S.A.	Payment management
Corp Imagen y Diseños S.A.	Other services
Corp Research S.A	Advisory services
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease
Instituto Profesional AIEP S.A.	Advertising services
Distribución y Servicios META S.A.	Distribution and services
Transbank S.A.	Credit card management
Inversiones Santa Valentina S.A.	Administrative consultancy
Opina S.A.	Advisory services
Compañia de Seguros CorpSeguros S.A.	Office leases
Itaú Chile Inversiones, Servicios y Administración S.A.	Office leases
Combanc S.A.	Data transmission services
Servicios de Información Avanzada Comercial Financiera S.A	Advisory services
Sinacofi S.A.	Data transmission services
Comder Contraparte Central S.A.	Advisory services
Promoservice S.A.	Promotional services
Inversiones Corp Group Interhold S.A.	Administrative consultancy
Operadora de Tarjetas de Crédito Nexus S.A.	Credit card management
Laborum.com Chile S.A.	Advertising services
Corp Group Holding Inversiones Limitada	Advisory services
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees
Empresa Periodística La Tercera S.A.	Advertising services

g.         Payments to Board of Directors and Key Management Personnel.

Compensation received by directors and key management personnel is categorized as follows:

	12/31/2017	12/31/2016
	MCh$	MCh$
Short-term employee benefits	27,759	35,762
Contract termination indemnity	3,471	14,893
Total	31,230	50,655

2017

Total compensation received by the Bank’s executives and key management personnel amounted to MCh$21,505 in 2017.

h.         Composition of Key Personnel.

As of December 31, 2017 and 2016, the Bank’s key management personnel is detailed as follows:

	Number of Executives
Position	12/31/2017	12/31/2016
Director	11	11
Chief Executive Officer	7	10
Division Manager	11	9
Area Manager	94	102
Deputy Manager	155	149
Vice President	2	2

i.            Transactions with Key Personnel.

In 2017 and 2016, the Bank carried out the following transactions with key personnel:

	Income
	12/31/2017	12/31/2016
	MCh$	MCh$
Credit cards	390	307
Consumer loans	793	868
Commercial loans	815	700
Mortgage loans	3,541	3,554

Note 34 - Fair Value Assets and Liabilities

This disclosure was prepared based on the guidelines in Chapter 7-12 “Fair Value of Financial Instruments” from the SBIF and IFRS 13 “Fair Value Measurement”, always taking care to comply with both standards. This standard applies to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The following section details the main guidelines and definitions used by the Group:

Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal28 or most advantageous29 market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.        They are independent of each other, i.e. they are not related parties as defined in IAS 24 Related Party Disclosures, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.         They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.          They are able to enter into a transaction for the asset or liability.

d.         They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Highest and best use of non-financial assets.. The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group’s own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

(28)  The market with the greatest volume and level of activity for the asset or liability.

(29)  The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

a.     A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.     An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention. The first two are the most frequently used by the Group:

a.         Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

b.         Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

c.          Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a.         An estimate of future cash flows for the asset or liability being measured.

b.         Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

c.          The time value of money, represented by the rate on risk-free monetary assets that have maturity dates or durations that coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e. a risk-free interest rate).

d.         The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).

e.          Other factors that market participants would take into account in the circumstances.

f.           For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of fair value

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of December 2017 and December 2016, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

		12/31/2017		12/31/2016
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	Note	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	964,030	964,030	1,487,137	1,487,137
Transactions pending settlement	5	157,017	157,017	145,769	145,769
Trading securities	6	415,061	415,061	632,557	632,557
Receivables from repurchase agreements and securities borrowing	7	28,524	28,524	170,242	170,242
Derivative instruments	8	1,248,775	1,248,775	1,102,769	1,102,769
Loans and advances to banks	9	70,077	70,077	150,568	150,568
Loans to customers	10	19,731,666	19,893,448	20,427,214	20,480,706
Financial assets available for sale	11	2,653,066	2,653,066	2,054,110	2,054,110
Financial assets held to maturity	11	202,030	201,283	226,433	200,615
LIABILITIES
Current accounts and other demand deposits	17	4,141,667	4,141,667	4,453,191	4,453,191
Transactions pending settlement	5	109,496	109,496	67,413	67,413
Payables from repurchase agreements and securities lending	7	420,920	420,920	373,879	373,879
Savings accounts and time deposits	17	10,065,243	10,099,251	11,581,710	11,603,528
Derivative instruments	8	1,095,154	1,095,154	907,334	907,334
Borrowings from financial institutions	18	2,196,130	2,216,507	2,179,870	2,190,715
Debt instruments issued	19	5,950,038	6,185,043	5,460,253	5,419,646
Other financial liabilities	19	17,066	17,066	25,563	25,563

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

The following section describes the methods used to estimate fair value:

a.         Fair Value Measurement of Assets and Liabilities Only for Disclosure Purposes (Non-Recurring)

		Non-Recurring Fair Value Measurement of Items
		12/31/2017	12/31/2016
	Note	MCh$	MCh$
ASSETS
Cash and due from banks	5	964,030	1,487,137
Transactions pending settlement	5	157,017	145,769
Payables from repurchase agreements and securities lending	7	28,524	170,242
Loans and advances to banks	9	70,077	150,568
Loans to customers		19,893,448	20,480,706
Financial assets held to maturity		201,283	200,615
		21,314,379	22,635,037
LIABILITIES
Current accounts and other demand deposits	17	4,141,667	4,453,191
Transactions pending settlement	5	109,496	67,413
Payables from repurchase agreements and securities lending	7	420,920	373,879
Savings accounts and time deposits		10,099,251	11,603,528
Borrowings from financial institutions		2,216,507	2,190,715
Debt instruments issued		6,185,043	5,419,646
Other financial liabilities	19	17,066	25,563
		23,189,950	24,133,935

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their carrying amount given their short-term nature. These items include:

•                  Cash and due from banks.

•                  Transactions pending settlement.

•                  Payables from buyback agreements and securities lending.

•                  Current accounts and other demand deposits.

•                  Other financial obligations.

Factored receivables

The fair value of loans is determined using a discounted cash flow analysis. For mortgage and consumer loans, cash flows were discounted using the average effective placement rate for the last month of the period for each type of product. For commercial loans, cash flows were discounted using a risk-free interest rate adjusted for expected losses for credit risk based on each debtor’s solvency. The credit risk adjustment is based on observed market variables and the Group’s qualitative and quantitative credit risk methodologies in accordance with internal policy.

This methodology is applied to the following line items:

•                  Loans and advances to banks.

•                  Loans to customers.

Financial instruments held to maturity

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using a cost of funds rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

•                  Savings accounts and time deposits.

•                  Borrowings from financial institutions.

•                  Debt issued.

b.         Fair Value Measurement of Assets and Liabilities for Accounting Purposes (Recurring)

	Recurring Fair Value Measurement of Items
	12/31/2017	12/31/2016
	MCh$	MCh$
ASSETS
Trading securities	415,061	632,557
From the Chilean government and Central Bank	7,126	26,204
Other instruments issued in Chile	5	13,394
Foreign government and central bank instruments	381,262	547,499
Other instruments issued abroad	8,147	11,727
Mutual fund investments	18,521	33,733
Financial assets available for sale	2,653,066	2,054,110
From the Chilean government and Central Bank	1,783,877	1,173,973
Other instruments issued in Chile	147,762	432,811
Foreign government and central bank instruments	420,687	284,444
Other instruments issued abroad	300,740	162,882
Derivative instruments	1,248,775	1,102,769
Forwards	316,901	177,590
Swaps	930,744	923,871
Call options	421	977
Put options	709	331
Other	—	—
Total	4,316,902	3,789,436

LIABILITIES
Derivative instruments	1,095,154	907,334
Forwards	333,482	147,783
Swaps	759,216	757,500
Call options	86	941
Put options	2,370	1,110
Other	—	—
Total	1,095,154	907,334

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

•                  Trading securities.

•                  Financial assets available for sale.

Derivative instruments

The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics. The methodology, therefore, recognizes the credit risk of each counterparty. The adjustment is known internationally as the counterparty risk adjustment, made up of the counterparty value adjustment (CVA) and debit value adjustment (DVA). The sum of these adjustments gives the effective counterparty risk that the derivative contract must have. The CVA adjustment is recorded periodically in the financial statements. As of December 31, 2017, the portfolio of derivative contracts in both Chile and Colombia had an aggregate effect of MCh$(52,179), detailed as follows:

	12/31/2017	12/31/2016
	CVA	CVA
	MCh$	MCh$
Hedge Accounting Derivatives	(43)	(36)
Fair value	(70)	(12)
Currency forwards	—	—
Cross currency swaps	(28)	9
Interest rate swaps	(42)	(21)
Cash flow	18	(18)
Currency forwards	16	(17)
Cross currency swaps	—	(1)
Interest rate swaps	2	—
Foreign investment	9	(6)
Currency forwards	9	(6)
Cross currency swaps	—	—
Interest rate swaps	—	—
Trading derivatives	(52,134)	(51,961)
Currency forwards	171	(1,161)
Interest rate swaps	(41,963)	(28,951)
Cross currency swaps	(10,278)	(21,860)
Currency call options	1	(10)
Currency put options	(65)	21
Total financial derivatives	(52,177)	(51,997)

c.          Fair value hierarchy.

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation.

•                  Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument’s cash flows.

•                  Level 2: the specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

•                  Level 3: this is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (cámara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model’s parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

12/31/2017

Impact of Calibration in MCh$	Total	USD/CLP Exchange Rate Volatility	TAB 30	TAB 90	TAB 180	TAB 360
American forward USD-CLP	—	—	—	—	—	—
Basis TAB CLP	292	—	157	46	84	5
Basis TAB CLF	38	—	—	—	30	8
Total	330	—	157	46	114	13

12/31/2016

Impact of Calibration in MCh$	Total	USD/CLP Exchange Rate Volatility	TAB 30	TAB 90	TAB 180	TAB 360
American forward USD-CLP	—	—	—	—	—	—
Basis TAB CLP	399	—	221	70	99	9
Basis TAB CLF	61	—	—	—	43	18
Total	460	—	221	70	142	27

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Others	Santiago Exchange	Directly observable price.
	Mutual funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (IRR) based on prices.
II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money market	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.
III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for year-end in December 2017 and 2016.

			Recurring Fair Value Measurement of Items Using
		Fair Value	Market Value of Asset for Identified Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Non- Observable Inputs (Level 3)
12/31/2017	Note	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	6	415,061	409,197	5,864	—
From the Chilean government and Central Bank		7,126	7,126	—	—
Other instruments issued in Chile		5	—	5	—
Foreign government and central bank instruments		381,262	378,636	2,626	—
Other instruments issued abroad		8,147	4,914	3,233	—
Mutual fund investments		18,521	18,521	—	—
Financial assets available for sale	11	2,653,066	2,505,304	147,762	—
From the Chilean government and Central Bank		1,783,877	1,783,877	—	—
Other instruments issued in Chile		147,762	—	147,762	—
Foreign government and central bank instruments		420,687	420,687	—	—
Other instruments issued abroad		300,740	300,740	—	—
Derivative instruments	8	1,248,775	—	1,218,247	30,528
Forwards		316,867	—	316,814	53
Swaps		930,745	—	900,270	30,475
Call options		419	—	419	—
Put options		709	—	709	—
Other		35	—	35	—
Total		4,316,902	2,914,501	1,371,873	30,528

LIABILITIES
Derivative instruments	8	1,095,154	—	1,094,549	605
Forwards		333,481	—	333,481	—
Swaps		759,216	—	758,611	605
Call options		87	—	87	—
Put options		2,370	—	2,370	—
Other		—	—	—	—
Total		1,095,154	—	1,094,549	605

			Recurring Fair Value Measurement of Items Using
		Fair Value	Market Value of Asset for Identified Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Non- Observable Inputs (Level 3)
12/31/2016		MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	6	632,557	607,436	25,121	—
From the Chilean government and Central Bank		26,204	26,204	—	—
Other instruments issued in Chile		13,394	—	13,394	—
Foreign government and central bank instruments		547,499	547,499	—	—
Other instruments issued abroad		11,727	—	11,727	—
Mutual fund investments		33,733	33,733	—	—
Financial assets available for sale	11	2,054,110	1,480,027	574,083	—
From the Chilean government and Central Bank		1,173,973	1,173,973	—	—
Other instruments issued in Chile		432,811	—	432,811	—
Foreign government and central bank instruments		284,444	284,444	—	—
Other instruments issued abroad		162,882	21,610	141,272	—
Derivative instruments	8	1,102,769	—	1,061,645	41,124
Forwards		177,590	—	177,590	—
Swaps		923,871	—	882,747	41,124
Call options		977	—	977	—
Put options		331	—	331	—
Other		—	—	—	—
Total		3,789,436	2,087,463	1,660,849	41,124

LIABILITIES
Derivative instruments	8	907,334	—	905,994	1,340
Forwards		147,783	—	147,174	609
Swaps		757,500	—	756,769	731
Call options		941	—	941	—
Put options		1,110	—	1,110	—
Other		—	—	—	—
Total		907,334	—	905,994	1,340

d.     Transfers Between Level 1 and Level 2.

The following table details transfers of assets and liabilities between Level 1 and Level 2 during 2017.

	Recurring Fair Value Measurement of Items
	Fair Value	Level 1 to 2	Level 2 to 1
12/31/2017	MCh$	MCh$	MCh$
ASSETS
Trading securities	415,061	—	—
Financial assets available for sale	2,653,066	—	—
Derivative instruments	1,248,775	—	—
Total	4,316,902	—	—
LIABILITIES
Derivative instruments	1,095,154	—	—
Total	1,095,154	—	—

	Recurring Fair Value Measurement of Items
	Fair Value	Level 1 to 2	Level 2 to 1
12/31/2016	MCh$	MCh$	MCh$
ASSETS
Trading securities	632,557	—	—
Financial assets available for sale	2,054,110	—	—
Derivative instruments	1,102,769	—	—
Total	3,789,436	—	—
LIABILITIES
Derivative instruments	907,334	—	—
Total	907,334	—	—

During 2017 and 2016, no assets were transferred between levels 1 and 2.

e.      Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

•                  Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

•                  American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of year end in December 2017 and December 2016.

Level 3 Reconciliation

	Opening Balance	Gain (Loss) Recognized in Profit or Loss	Gain (Loss) Recognized in Equity	Net of Purchases, Sales and Agreements	Transfers Between Level 1 and Level 2	Closing Balance
12/31/2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	—	—	—	—	—	—
Financial assets available for sale	—	—	—	—	—	—
Derivative instruments	41,124	4,849	—	(15,445)	—	30,528
Forwards	—	209	—	(156)	—	53
Swaps	41,124	4,640	—	(15,289)	—	30,475
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Total	41,124	4,849	—	(15,445)	—	30,528

LIABILITIES
Derivative instruments	1,340	(325)	—	(410)	—	605
Forwards	609	(465)	—	(144)	—	—
Swaps	731	140	—	(266)	—	605
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Total	1,340	(325)	—	(410)	—	605

Level 3 Reconciliation

	Opening Balance	Gain (Loss) Recognized in Profit or Loss	Gain (Loss) Recognized in Equity	Net of Purchases, Sales and Agreements	Transfers Between Level 1 and Level 2	Closing Balance
12/31/2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	—	—	—	—	—	—
Financial assets available for sale	—	—	—	—	—	—
Derivative instruments	754	646	—	39,724	—	41,124
Forwards	—	221	—	(221)	—	—
Swaps	754	425	—	39,945	—	41,124
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Total	754	646	—	39,724	—	41,124

LIABILITIES
Derivative instruments	—	2,715	—	(1,375)	—	1,340
Forwards	—	738	—	(129)	—	609
Swaps	—	1,977	—	(1,246)	—	731
Call options	—	—	—		—	—
Put options	—	—	—		—	—
Total	—	2,715	—	(1,375)	—	1,340

f.       Hierarchy for Remaining Assets and Liabilities.

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of year end in December 2017 and December 2016.

		Non-Recurring Fair Value Measurement of Items
		Estimated Fair Value	Market Value of Asset for Identified Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Non- Observable Inputs (Level 3)
12/31/2017	Note	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	964,030	964,030	—	—
Transactions pending settlement	5	157,017	157,017	—	—
Receivables from repurchase agreements and securities borrowing	7	28,524	28,524	—	—
Loans and advances to banks	9	70,077	70,077	—	—
Loans to customers		19,893,448	—	—	19,893,448
Financial assets held to maturity		201,283	—	201,283	—
		21,314,379	1,219,648	201,283	19,893,448
LIABILITIES
Current accounts and other demand deposits	17	4,141,667	4,141,667	—	—
Transactions pending settlement	5	109,496	109,496	—	—
Payables from repurchase agreements and securities lending	7	420,920	420,920	—	—
Savings accounts and time deposits		10,099,251	—	10,099,251	—
Borrowings from financial institutions		2,216,507	2,216,507	—	—
Debt instruments issued		6,185,043	—	6,185,043	—
Other financial liabilities	19	17,066	17,066	—	—
		23,189,950	6,905,656	16,284,294	—

		Non-Recurring Fair Value Measurement of Items
		Estimated Fair Value	Market Value of Asset for Identified Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Non- Observable Inputs (Level 3)
12/31/2016	Note	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	1,487,137	1,487,137	—	—
Transactions pending settlement	5	145,769	145,769	—	—
Receivables from repurchase agreements and securities borrowing	7	170,242	170,242	—	—
Loans and advances to banks	9	150,568	150,568	—	—
Loans to customers		20,480,706	—	—	20,480,706
Financial assets held to maturity		200,615	—	200,615	—
		22,635,037	1,953,716	200,615	20,480,706
LIABILITIES
Current accounts and other demand deposits	17	4,453,191	4,453,191	—	—
Transactions pending settlement	5	67,413	67,413	—	—
Payables from repurchase agreements and securities lending	7	373,879	373,879	—	—
Savings accounts and time deposits		11,603,528	—	11,603,528	—
Borrowings from financial institutions		2,190,715	2,190,715	—	—
Debt instruments issued		5,419,646	—	5,419,646	—
Other financial liabilities	19	25,563	25,563	—	—
		24,133,935	7,110,761	17,023,174	—

Note 35 — Risk Management

a.         Introduction:

As a result of its activities, the Bank and its subsidiaries are exposed to several types of risks mainly related to its loan portfolio and financial instruments.

Risk management policies are established with the objective of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits.  Risk management policies and structures are reviewed regularly in order to reflect changes in the Bank’s activities.  The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all associates understand their roles and responsibilities.

The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At the Bank and its Subsidiaries, the Board of Directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices and defined risk appetite levels.  To accomplish this, a governance structure made up of various committees has been formed. These committees lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

Audit Committee

The Audit Committee’s objective is to monitor the efficiency of the Bank’s internal control systems and compliance with regulations and other internal standards. It is also responsible for supervising the different aspects of maintenance, application and functioning of the Bank’s internal controls, closely monitoring compliance with standards and procedures regulating its practices, and having a clear understanding of the risks that can arise from the business conducted by the Bank.

The committee is linked to the Board through the participation of at least two board members named by the Board itself. These members must report to the Board situations and events analyzed by the Committee, thus holding the Bank’s board members responsible for complying with both self-control policies established and practiced by the entity as well as laws and regulations to which it is subject.

The Audit Committee must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between these two groups and the Board of Directors.

Directors’ Committee

The Directors’ Committee’s objective is to strengthen the self-regulation of the Bank and other entities under its control, making the Board’s work more efficient through increased oversight of management’s activities.

It is also responsible for making the agreements necessary to protect shareholders, especially minority shareholders, examining executive compensation systems and analyzing and issuing a report on the transactions referenced in title XVI of Law 18,046. A copy of this report is sent to the Board, which must read the report and approve or reject each respective transaction.

In its role as overseer of corporate activity, the committee must inform the market of any violations or major corporate events as well as transactions that the company carries out with related parties of the controlling shareholder or takeovers of any form.

Corporate Governance Committee

For the purposes of this committee, which is aware of how difficult it is to bring together all aspects of good corporate governance under one definition, corporate governance shall be defined as the set of bodies and institutional practices that impact a company’s decision-making process, contributing to sustainable value creation in a framework of transparency, proper management, risk control and corporate responsibility towards the market.

Therefore, appropriate corporate governance in a bank must align organizational incentives and promote the rights of shareholders and other direct or indirect stakeholders.

This committee is a consultation body of the Board of Directors whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it will evaluate the current practices and policies, propose and make recommendations to the Board of Directors on improvements, reforms and adjustments that it deems appropriate and work to ensure proper implementation and application of these corporate governance practices and policies defined by the Bank’s Board.

Executive Loan Committees

The Executive Loan Committee’s objective is to approve transactions and matters submitted to it in accordance with defined limits and procedures, ensuring application and compliance of credit risk policies defined by the Bank and in strict adherence of current regulations.

Asset-Liability Committee (ALCO)

After the Board and its specialized committees, the Asset-Liability Committee (hereinafter also “ALCO”) is the next highest body involved in managing the institution’s financial policies.

The committee’s main purpose is to comply with the financial guidelines set by the Board. In this spirit, it must approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

It will consider the diverse alternatives available to make decisions that ensure the highest and most sustainable returns with financial risk levels that are compatible with the business, current regulations and internal standards.

Asset Laundering, Terrorism Financing and Bribery Prevention Committee

This committee’s main purpose is to plan and coordinate activities to comply with policies and procedures to prevent asset laundering, terrorism financing and bribery, to maintain itself informed of the work carried out by the Operational Risk and Compliance Division Manager, who has also been designated as the head of prevention in conformity with Law No. 20,393, as well as to adopt agreements to improve prevention and control measures proposed by the Compliance Officer.

Operational Risk Committee

This committee’s objective is to evaluate the status of critical processes that are directly related to the Bank’s Operational Risk and Internal Controls, in accordance with current SBIF standards in order to improve any weaknesses that the Bank may present and ensure proper implementation of regulatory changes.  It is also responsible for attaining critical processes under an internal control environment that enables the Bank to operate stably and consistently, thus procuring desired levels of reliability, integrity and availability for information resources.

Compliance Committee

The Compliance Committee’s main purpose is to define, promote and ensure that the conduct of all Itaú Corpbanca employees meets the highest possible standards of personal and professional excellence. Employee conduct should, at all times, be guided by the principles and values that embody our organization’s spirit, philosophy and good business practices. Its purpose is also to ensure the application of the Standards Compliance Model, within the context of the definitions established by this committee, and acknowledge the work developed by the Operational Risk and Compliance Manager in this area, as well as adopt agreements for improving the control measures proposed.

Risk Methodology Committee

The Risk Methodology Committee’s objective is to ensure the quality of all methodologies used by the Bank to estimate provisions (group and individual) for all business segments.

This committee, which covers the Bank, its divisions and subsidiaries, is responsible for corporate aspects such as policies, manuals and procedures related to group provisioning methodologies as well as statistical models for loan origination, behavior and provisions.

Its main members are: Corporate Risk Manager, Risk Control Manager, Retail Credit Manager, Financial Risk Manager, Head of Monitoring and Control and Head of Risk Models.

Portfolio Committee

The Portfolio Committee is responsible for monitoring the evolution of the Bank’s wholesale and retail portfolios in terms of risk-return ratio, adherence to the defined risk appetite and progress on strategies or short- and long-term instructions defined by this committee.

To accomplish this, it analyzes competitors, movements in major market players and the main risks that can affect portfolio management, as well as projects that could have an impact on portfolios.

Its main members are: CEO, Corporate Risk Manager, Risk Control Manager, Wholesale Credit Manager, Wholesale Banking Manager, Retail Credit Manager, Retail Banking Manager, Planning and Financial Control Manager and Product and Marketing Manager.

Internal Auditing

Internal Auditing works independently from management and reports to the Board through the Audit Committee. It is responsible for independently evaluating the activities carried out by Itaú Corpbanca and subsidiaries, in order to allow management to assess the adequacy of controls, the effectiveness of risk management, the reliability of reporting and compliance with standards and regulations.

Code of Conduct and Market Information Manual

The objective of these documents is to continue complying with the strictest and best international practices and to have first-rate human capital.  All associates, directors and Subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients’ trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

b.         Main Risks and Requirements Affecting the Bank and its Subsidiaries:

b.1 Credit Risk

The Corporate Risk Division is responsible for identifying, analyzing and monitoring risk at the Bank.

Credit risk is the risk of potential loss faced by the Bank if a customer or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

•                  Quantitative and Qualitative Disclosures about Credit Risk

For Itaú Corpbanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank’s portfolio management efforts, striving to maintain a proper risk/return ratio.

The Bank’s risk philosophy outlines three lines of defense: first, its business areas; second, the credit risk areas and third, the Internal Auditing Area.

The credit risk areas are fully autonomous from the business areas. Their size and organizational structure are in accordance with the size of their portfolio and the complexity of their transactions.

Each credit risk area uses tools and methodologies tailored to the particular segments it serves to manage and monitor credit risk.  This allows them to properly control risk based on the size and complexity of the transactions carried out by the Bank.

Credit risk management is based on the following key elements:

•                  Loan policies.

•                  Loan origination processes.

•                  Sound risk culture that is consistent with the Bank’s strategy.

•                  Regulatory and preventative outlook on risk.

•                  Human resources with considerable expertise in loan-related decision making.

•                  Active participation from Credit Risk Division in the approval process, using a market segmented structure.

•                  Defined monitoring and collections processes with involvement from the Commercial and Risk Areas.

•                  Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.

The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings. The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc. As part of the policies it defines that all customers must be analyzed at least once a year when the credit line is renewed or when a warning is activated, whichever occurs first.

The Bank’s risk management tool divides its portfolio into the following categories:

•                  Normal Risk Portfolio.

•                  Substandard Portfolio

•                  Default Portfolio.

Normal Risk Portfolio.

This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

They are evaluated using a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial position parameters, which are weighted based on the Bank’s total sales.

Substandard Portfolio.

It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 89 days past due that can be attributed to the company’s performance.

They are evaluated using a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Default Portfolio.

This portfolio includes debtors for which recovery on their loans is considered remote as they show impaired or no payment capacity. This portfolio includes debtors that have ceased payments to creditors (i.e. they are in default) or that show clear indication of doing so in the short term, as well as those requiring forced restructuring of debt to reduce the obligation or postpone principal and/or interest payments. This category also includes all debtors with a material delay of 90 days or more on principal and/or interest payments on their loans, attributable to a state of financial non-compliance.

The Wholesale Risk Control Area reviews compliance with this provision on a monthly basis.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include co-signatures and guarantees, documentary letters of credit, performance and bid bonds and commitments to grant loans, among others.

Co-signatures and guarantees represent an irrevocable payment obligation.  In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness.  Performance and bid bonds are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Financial Instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Maximum Exposure to Credit Risk

The following table shows the Bank’s maximum credit risk exposure by financial asset as of December 31, 2017 and December 31, 2016, for different balance sheet items, including derivatives, without deducting real guarantees or other credit enhancements received:

		Maximum Exposure
		12/31/2017	12/31/2016
	Note	MCh$	MCh$
Loans and advances to banks	9	70,077	150,568
Loans to customers	10	19,731,666	20,427,214
Derivative instruments	8	1,248,775	1,102,769
Receivables from repurchase agreements and securities borrowing	7	28,524	170,242
Financial assets available for sale	11	2,653,066	2,054,110
Financial assets held to maturity	11	202,030	226,433
Other assets	16	444,692	461,299
Contingent loans	22	5,291,615	5,310,136
Total		29,670,445	29,902,771

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific notes.

The following table displays the concentration of credit risk by industry for financial assets:

		12/31/2017			12/31/2016
		Maximum Gross Exposure	Maximum Net Exposure	%	Maximum Gross Exposure	Maximum Net Exposure	%
	Note	MCh$	MCh$		MCh$	MCh$
Manufacturing		1,040,491	960,161	5.10%	1,221,396	1,176,169	5.81%
Mining		644,061	419,314	3.16%	703,440	660,475	3.35%
Utilities		936,483	465,711	4.59%	1,135,329	1,101,514	5.40%
Agriculture and livestock		415,930	289,641	2.04%	427,745	415,189	2.03%
Forestry		38,807	32,144	0.19%	35,347	34,633	0.17%
Fishing		13,912	8,682	0.07%	58,770	50,032	0.28%
Transport		668,477	450,661	3.28%	694,353	670,401	3.30%
Telecom		94,439	28,183	0.46%	80,160	77,461	0.38%
Construction		1,638,120	1,356,477	8.03%	1,624,794	1,596,915	7.73%
Wholesale and retail trade		1,712,850	997,930	8.39%	1,714,589	1,629,902	8.16%
Services		3,780,733	2,577,218	18.53%	4,287,373	4,184,705	20.39%
Other		2,753,318	5,675,046	13.49%	2,673,167	2,623,261	12.71%
Subtotal commercial loans	10	13,737,621	13,261,168	67.33%	14,656,463	14,220,657	69.71%
Consumer loans	10	2,513,306	2,357,651	20.35%	2,480,964	2,353,622	11.80%
Mortgage loans	10	4,152,753	4,112,847	12.32%	3,888,517	3,852,935	18.49%
Total		20,403,680	19,731,666	100.00%	21,025,944	20,427,214	100.00%

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

For loans to companies, the main guarantees are:

•        Machinery and/or equipment

•        Projects under construction, buildings with specific purposes and

•        urban plots or land.

For loans to individuals, the main guarantees are:

•        Houses

•        Apartments

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2017 and 2016, the fair value of guarantees taken corresponds to 126.76% and 116.97% of the assets covered, respectively.

In the case of mortgage guarantees, as of December 31, 2017 and 2016, the fair value of the guarantees taken corresponds to 85.38% and 78.27% of the balance receivable on loans, respectively.

Credit Quality by Financial Asset Class

The credit quality of financial assets is described in conformity with the SBIF Compendium of Accounting Standards.  The following table summarizes financial assets by credit quality:

	Individual Portfolio																				Group Portfolio
	Normal Portfolio							Substandard Portfolio					Default Portfolio								Normal	Default		Total
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Portfolio	Portfolio	Total	Portfolio
12/31/2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables
Loans and advances to banks	862	42,105	23,025	4,293	—	—	70,285	—	—	—	—	—	—	—	—	—	—	—	—	70,285	—	—	—	70,285
Provision	—	76	132	—	—	—	208	—	—	—	—	—	—	—	—	—	—	—	—	208	—	—	—	208
% Provision	0.00%	0.18%	0.57%	0.00%	0.00%	0.00%	0.30%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.30%	0.00%	0.00%	0.00%	0.30%
Loans to customers																					—	—	—
Commercial loans	34,371	188,865	2,651,517	3,263,945	2,423,298	593,069	9,155,065	158,313	106,093	68,175	177,854	510,435	74,550	69,410	10,162	24,072	90,249	92,470	360,913	10,026,413	980,093	109,570	1,089,663	11,116,076
Foreign trade loans	—	—	150,154	244,954	145,609	13,995	554,712	17,078	8,085	5,658	40,563	71,384	10,224	4,753	12,407	—	1,066	10,361	38,811	664,907	27,168	8,658	35,826	700,733
Current account overdrafts	633	922	13,317	25,229	24,647	5,443	70,191	4,345	640	63	514	5,562	285	223	8	1	407	2,946	3,870	79,623	48,594	11,131	59,725	139,348
Factored receivables	27,456	9,726	17,735	50,559	18,656	3,443	127,575	598	—	—	129	727	—	—	—	—	—	169	169	128,471	12,202	65	12,267	140,738
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	619,152	54,926	674,078	674,078
Lease transactions	2,186	7,059	94,226	269,425	310,915	66,536	750,347	25,076	5,783	5,271	15,388	51,518	17,507	12,523	7,198	15,559	3,945	4,840	61,572	863,437	70,641	6,711	77,352	940,789
Other loans and receivables	3	59	508	2,972	3,509	563	7,614	126	39	37	47	249	44	49	9	33	66	593	794	8,657	13,817	3,385	17,202	25,859
Subtotal commercial loans	64,649	206,631	2,927,457	3,857,084	2,926,634	683,049	10,665,504	205,536	120,640	79,204	234,495	639,875	102,610	86,958	29,784	39,665	95,733	111,379	466,129	11,771,508	1,771,667	194,446	1,966,113	13,737,621
Provision	29	275	3,005	31,845	73,787	23,039	131,980	8,494	3,231	17,687	58,164	87,576	2,052	8,696	7,446	15,866	62,226	100,241	196,527	416,083	23,155	37,215	60,370	476,453
% Provision	0.04%	0.13%	0.10%	0.83%	2.52%	3.37%	1.24%	4.13%	2.68%	22.33%	24.80%	13.69%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	42.16%	3.53%	1.31%	19.14%	3.07%	3.47%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,975,744	177,009	4,152,753	4,152,753
Provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	25,902	14,004	39,906	39,906
% Provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.65%	7.91%	0.96%	0.96%
Consumer loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,396,279	117,027	2,513,306	2,513,306
Provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	106,268	49,387	155,655	155,655
% Provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4.43%	42.20%	6.19%	6.19%
Total loans	64,649	206,631	2,927,457	3,857,084	2,926,634	683,049	10,665,504	205,536	120,640	79,204	234,495	639,875	102,610	86,958	29,784	39,665	95,733	111,379	466,129	11,771,508	8,143,690	488,482	8,632,172	20,403,680
Provision	29	275	3,005	31,845	73,787	23,039	131,980	8,494	3,231	17,687	58,164	87,576	2,052	8,696	7,446	15,866	62,226	100,241	196,527	416,083	155,325	100,606	255,931	672,014
% Provision	0.04%	0.13%	0.10%	0.83%	2.52%	3.37%	1.24%	4.13%	2.68%	22.33%	24.80%	13.69%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	42.16%	3.53%	1.91%	20.60%	2.96%	3.29%
Investment securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	Individual Portfolio																				Group Portfolio
	Normal Portfolio							Substandard Portfolio					Default Portfolio								Normal	Default		Total
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Portfolio	Portfolio	Total	Portfolio
12/31/2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables
Loans and advances to banks	37,960	76,834	33,751	2,235	—	—	150,780	—	—	—	—	—	—	—	—	—	—	—	—	150,780	—	—	—	150,780
Provision	14	85	73	39	—	—	211	—	—	—	—	—	—	—	—	—	—	—	—	211	—	—	—	211
% Provision	0.04%	0.08%	0.22%	1.75%	0.00%	0.00%	0.12%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.12%	0.00%	0.00%	0.00%	0.12%
Loans to customers
Commercial loans	47,699	204,313	2,647,749	3,852,211	2,438,286	509,927	9,700,185	288,559	124,372	60,771	174,912	648,614	44,173	19,479	81,515	19,769	39,177	93,789	297,902	10,646,701	1,195,886	113,777	1,309,663	11,956,364
Foreign trade loans	—	727	150,548	337,499	113,418	34,313	636,505	21,950	7,419	16,512	6,087	51,968	4,842	18,751	10,360	4,549	947	5,251	44,700	733,173	20,198	773	20,971	754,144
Current account overdrafts	2	407	10,443	19,249	20,847	7,218	58,166	2,140	914	118	735	3,907	7	33	8	124	403	2,024	2,599	64,672	65,640	3,389	69,029	133,701
Factored receivables	11,811	9,550	20,040	15,093	11,729	2,903	71,126	128	—	—	236	364	—	—	—	—	113	486	599	72,089	3,713	339	4,052	76,141
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	605,052	27,255	632,307	632,307
Lease transactions	4,234	6,064	107,786	307,019	325,678	62,920	813,701	54,327	6,998	7,896	16,869	86,090	11,677	12,764	17,812	3,886	3,040	13,081	62,260	962,051	104,279	7,176	111,455	1,073,506
Other loans and receivables	111	312	2,101	3,264	3,318	664	9,770	493	51	35	157	736	16	393	1	14	48	162	634	11,140	17,446	1,714	19,160	30,300
Subtotal commercial loans	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	11,289,453	367,597	139,754	85,332	198,996	791,679	60,715	51,420	109,696	28,342	43,728	114,793	408,694	12,489,826	2,012,214	154,423	2,166,637	14,656,463
Provision	22	189	3,218	37,129	52,578	17,658	110,794	16,919	19,979	16,789	39,901	93,588	1,214	5,142	27,425	11,337	28,423	103,316	176,857	381,239	22,017	32,550	54,567	435,806
% Provision	0.03%	0.09%	0.11%	0.82%	1.80%	2.86%	0.98%	4.60%	14.30%	19.67%	20.05%	11.82%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	43.27%	3.05%	1.09%	21.08%		2.97%
Mortgage loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,755,370	133,147	3,888,517	3,888,517
Provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18,912	16,670	35,582	35,582
% Provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.50%	12.52%	0.92%	0.92%
Consumer loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,387,009	93,955	2,480,964	2,480,964
Provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	71,780	55,562	127,342	127,342
% Provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3.01%	59.14%	5.13%	5.13%
Total loans	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	11,289,453	367,597	139,754	85,332	198,996	791,679	60,715	51,420	109,696	28,342	43,728	114,793	408,694	12,489,826	8,154,593	381,525	8,536,118	21,025,944
Provision	22	189	3,218	37,129	52,578	17,658	110,794	16,919	19,979	16,789	39,901	93,588	1,214	5,142	27,425	11,337	28,423	103,316	176,857	381,239	112,709	104,782	217,491	598,730
% Provision	0.03%	0.09%	0.11%	0.82%	1.80%	2.86%	0.98%	4.60%	14.30%	19.67%	20.05%	11.82%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	43.27%	3.05%	1.38%	27.46%	2.55%	2.85%
Investment securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

An analysis of the age of past-due loans by class of financial asset is provided below30:

	December 31, 2017
	Not Yet Past Due	Less than 30 Days	Between 30 and 89 Days	Over 89 Days	Amount Owed by Customers	Total Past- Due Debt
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to banks	70,285	—	—	—	70,285	—
Amount owed by customers
Commercial loans	13,526,944	211,535	143,063	319,377	14,200,919	673,975
Mortgage loans	3,893,786	115,688	61,890	93,786	4,165,150	271,364
Consumer loans	2,521,397	68,955	52,854	48,852	2,692,058	170,661
Investment securities	—	—	—	—	—	—
Total	20,012,412	396,178	257,807	462,015	21,128,412	1,116,000

	December 31, 2016
	Not Yet Past Due	Less than 30 Days	Between 30 and 89 Days	Over 89 Days	Amount Owed by Customers	Total Past- Due Debt
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to banks	150,780	—	—	—	150,780	—
Amount owed by customers
Commercial loans	14,438,474	103,689	247,807	284,774	15,074,744	636,270
Mortgage loans	3,881,940	2,137	1,532	12,611	3,898,220	16,280
Consumer loans	2,418,789	9,408	10,309	169,690	2,608,196	189,407
Investment securities	—	—	—	—	—	—
Total	20,889,983	115,234	259,648	467,075	21,731,940	841,957

Asset and liability positions by currency as of each year-end are detailed as follows:

		US$	Euros	Yen	Pounds	Colombian Pesos	Other Currencies	UF	Chilean Pesos	TC	Total
As of December 31, 2017	Note	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$
Cash and due from banks	5	377,014	10,340	16	38	354,751	834	—	221,037	—	964,030
Transactions pending settlement	5	22,202	9,286	—	—	1,067	48	—	124,414	—	157,017
Trading securities	6	—	—	—	—	389,409	—	—	25,652	—	415,061
Receivables from repurchase agreements and securities borrowing	7	218	—	—	—	26,232	—	—	2,074	—	28,524
Derivative instruments	8	119,997	—	—	—	90,773	—	70,174	967,831	—	1,248,775
Loans and advances to banks	9	35,287	—	—	—	862	—	—	33,928	—	70,077
Loans to customers	10	2,204,036	—	—	—	4,207,288	—	7,693,789	5,619,895	6,658	19,731,666
Financial assets available for sale	11	14,053	—	—	—	721,427	—	999,540	908,386	9,660	2,653,066
Financial assets held to maturity	11	95,652	—	—	—	106,378	—	—	—	—	202,030
Investments in other companies	12	—	—	—	—	4,141	—	—	6,271	—	10,412
Intangible assets	13	1,422	—	—	—	190,375	—	—	1,413,437	—	1,605,234
Property, plant and equipment	14	1,043	—	—	—	48,098	—	—	81,438	—	130,579
Current tax assets	15	—	—	—	—	36,359	—	—	202,093	—	238,452
Deferred tax assets	15	24,885	—	—	—	—	—	—	136,224	—	161,109
Other assets	16	95,807	677	2	80	80,308	—	12,843	254,975	—	444,692
Total assets		2,991,616	20,303	18	118	6,257,468	882	8,776,346	9,997,655	16,318	28,060,724

Current accounts and other demand deposits	17	432,253	6,076	—	8	1,742,508	44	7,803	1,952,975	—	4,141,667
Transactions pending settlement	5	53,097	—	—	—	—	—	—	56,399	—	109,496
Payables from repurchase agreements and securities lending	7	—	—	—	—	376,656	—	—	44,264	—	420,920
Savings accounts and time deposits	17	1,013,235	6,429	—	—	2,196,671	—	814,336	6,034,571	1	10,065,243
Derivative instruments	8	82,231	—	—	—	59,130	—	84,530	869,263	—	1,095,154
Borrowings from financial institutions	18	1,516,717	2,269	4,869	—	650,987	587	21,958	(1,257)	—	2,196,130
Debt instruments issued	19	923,718	—	—	—	465,476	—	3,381,318	1,179,526	—	5,950,038
Other financial liabilities	19	—	—	—	—	811	—	—	16,255	—	17,066
Current tax liabilities	15	—	—	—	—	—	—	—	624	—	624
Deferred tax liabilities	15	—	—	—	—	11,382	—	—	52	—	11,434
Provisions	20	25,772	—	—	—	66,008	—	—	97,910	—	189,690
Other liabilities	21	86,648	—	—	—	63,675	—	166,866	145,596	647	463,432
Total liabilities		4,133,671	14,774	4,869	8	5,633,304	631	4,476,811	10,396,178	648	24,660,894

Net asset (liability)		(1,142,055)	5,529	(4,851)	110	624,164	251	4,299,535	(398,523)	15,670	3,399,830
Contingent loans	22	455,991	3,919	3,357	—	1,015,275	—	—	3,813,073	—	5,291,615
Net asset (liability) position
As of December 31, 2017
Total assets		24,885	—	—	—	—	—	—	136,224	—	161,109
Total liabilities		25,772	—	—	—	66,008	—	—	97,910	—	189,690
Net asset (liability)		4,133,671	14,774	4,869	8	5,633,304	631	4,476,811	10,396,178	648	24,660,894
Contingent loans	22	—	—	—	—	—	—	—	—	—	—
Net asset (liability) position		455,991	3,919	3,357	—	1,015,275	—	—	3,813,073	—	5,291,615

(30)  This information includes obligations with interest and indexation accrued as agreed and excludes penalty interest for default. Consequently, they do not consider the values of the mentioned assets but rather the debts due, which excludes those obligations for transferred assets that have not been derecognized for financial or accounting reasons and of which the bank or its subsidiaries are not creditors, and includes those obligations for acquired loan titles that are calculated as financing for the transferor in the Statement of Financial Position.

		US$	Euros	Yen	Pounds	Colombian Pesos	Other Currencies	UF	Chilean Pesos	TC	Total
As of December 31, 2017	Note	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$
Cash and due from banks	5	450,282	11,255	28	75	670,955	780	—	353,761	—	1,487,136
Transactions pending settlement	5	40,289	842	—	—	3,216	—	—	101,422	—	145,769
Trading securities	6	—	—	—	—	567,850	—	10,603	54,104	—	632,557
Receivables from repurchase agreements and securities borrowing	7	—	—	—	—	136,422	—	—	33,820	—	170,242
Derivative instruments	8	121,377	—	—	—	92,635	—	63,946	824,811	—	1,102,769
Loans and advances to banks	9	91,261	—	—	—	59,310	—	—	(3)	—	150,568
Loans to customers	10	2,458,017		—	—	4,745,706	—	7,508,358	5,706,987	8,147	20,427,215
Financial assets available for sale	11	28,724	—	—	—	440,489	—	461,067	1,113,407	10,423	2,054,110
Financial assets held to maturity	11	94,258	—	—	—	132,164	—	—	11	—	226,433
Investments in other companies	12	—	—	—	—	6,637	—	—	13,330	—	19,967
Intangible assets	13	76	—	—	—	211,013	—	—	1,446,525	—	1,657,614
Property, plant and equipment	14	1,227	—	—	—	38,921	—	—	80,895	—	121,043
Current tax assets	15	1,953	—	—	—	23,204	—	—	137,728	—	162,885
Deferred tax assets	15	25,482	—	—	—	53,067	—	—	38,297	—	116,846
Other assets	16	168,198	375	—	—	93,233	—	6,371	193,120	2	461,299
Total assets		3,481,144	12,472	28	75	7,274,822	780	8,050,345	10,098,215	18,572	28,936,453

Current accounts and other demand deposits	17	410,288	7,571	2	98	2,121,456	31	8,490	1,905,255	—	4,453,191
Transactions pending settlement	5	28,543	917	—	108	3	313	—	37,529	—	67,413
Payables from repurchase agreements and securities lending	7	—	—	—	—	368,409	—	—	5,470	—	373,879
Savings accounts and time deposits	17	1,449,128	244	—	—	2,691,969	—	1,314,902	6,125,462	5	11,581,710
Derivative instruments	8	83,779	—	—	—	52,903	—	95,381	675,271	—	907,334
Borrowings from financial institutions	18	1,639,878	400	39	—	539,734	9	—	(190)	—	2,179,870
Debt instruments issued	19	1,013,595	—	—	—	585,600	—	3,610,708	250,350	—	5,460,253
Other financial liabilities	19	—	—	—	—	2,265	—	—	23,298	—	25,563
Current tax liabilities	15	—	—	—	—	—	—	—	475	—	475
Deferred tax liabilities	15	100	—	—	—	41,155	—	—	157	—	41,412
Provisions	20	9,976	—	—	—	69,974	—	—	84,265	—	164,215
Other liabilities	21	54,666	4,318	—	—	65,343	—	—	152,515	—	276,842
Total liabilities		4,689,953	13,450	41	206	6,591,932	353	5,029,481	9,259,857	5	25,532,157

Net asset (liability)		(1,208,809)	(978)	(13)	(131)	682,891	427	3,020,864	891,478	18,567	3,404,296
Contingent loans	22	578,428	2,972	431	—	948,343	—	—	3,779,958	—	5,310,132
Net asset (liability) position		(630,381)	1,994	418	(131)	1,631,234	427	3,020,864	4,671,436	18,567	8,714,428
As of December 31, 2016
Total assets		3,481,144	12,472	28	75	7,274,822	780	8,050,345	10,098,215	18,572	28,936,453
Total liabilities		4,689,953	13,450	41	206	6,591,932	353	5,029,481	9,259,857	5	25,532,157
Net asset (liability)		(1,208,809)	(978)	(13)	(131)	682,891	427	3,020,864	891,478	18,567	3,404,296
Contingent loans	22	578,428	2,972	431	—	948,343	—	—	3,779,958	—	5,310,132
Net asset (liability) position		(630,381)	1,994	418	(131)	1,631,234	427	3,020,864	4,671,436	18,567	8,714,428

b.2 Financial Risk

a.         Definition and Principles of Financial Risk Management

The Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank’s shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

a.1   Market Risk

Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books31. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost.  The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

(31)  The Trading Book includes non-derivative financial instruments that have been classified as trading instruments and all derivative positions that have not been classified as hedging instruments, according to accounting standards.

The Banking Book includes all positions in derivative and non-derivative instruments that do not form part of the Trading Book.

•                  Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions. The main sources of foreign exchange risk are:

•                  Positions in foreign currency (FX) within the Trading Book.

•                  Currency mismatches between assets and liabilities in the Banking Book.

•                  Cash flow mismatches in different currencies.

•                  Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the Bank’s income statement and equity. This effect is known as “translation risk”.

•                  Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. Unidad de Fomento (UF), Unidad de Valor Real (UVR) or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the Statement of Financial Position may be denominated.

•                  Interest Rate Risk

Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank’s economic value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

•                  Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset.

a.2) Liquidity Risk

Funding Liquidity Risk is the exposure of the Bank’s and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•                  the liquidation of positions, when it so decides, to occur without significant losses.

•                  the commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.

•                  the Bank to avoid fines or regulatory penalties for not complying with regulations.

a.3) Counterparty Risk

Counterparty Risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing concentration limits on different groups. Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

b.         Financial Risk Management

The process of managing financial risks is an ongoing, interlinked process that begins by identifying the risks to which the institution is exposed. After that, the Bank calculates the potential impact of that exposure on its profit or loss and limits it to a desired level. This involves actively monitoring risk and studying how it evolves over time. The risk management process can be subdivided into the following stages:

b.1) Identification of Financial Risks

The Financial Risk Division has a highly technical team that is constantly monitoring the activities of the Bank and its subsidiaries to search for potential risks that have not been quantified and controlled. The Bank’s Treasury Division serves as a first line of defense and plays an essential role in risk detection.  Itaú Corpbanca’s structure facilitates this role of identifying risks by preserving the division’s independence and ensuring active participation from management in creating/modifying products. After a risk is identified, it is quantified to see the potential impact on value creation within the institution.

b.2) Quantification and Control of Financial Risk Exposure

Once a risk has been identified, the Financial Risk Division is responsible for mapping the risk using the appropriate quantification metrics. The Board and senior management are aware of the methods used to measure exposure and are responsible for setting the institution’s desired risk appetite levels (by business unit, associate, risk factor, area, etc.), always taking care to adhere to current regulations. The limit setting process is the instrument used to establish the equity available to each activity.  Limit determination is, by design, a dynamic process that responds to the risk level considered acceptable by senior management.

The Financial Risk Division requests and proposes a system of quantitative and qualitative limits and warning levels that affect liquidity and market risk; this request must be authorized by the ALCO and the Board.  It also regularly measures risk incurred, develops valuation tools and models, performs periodic stress testing, measures the degree of concentration with interbank counterparties, drafts policy and procedure handbooks and monitors authorized limits and warning levels, which are reviewed at least once per year.

The limit structure requires the division to carry out a process that includes the following steps:

•                  Efficiently and comprehensively identify and outline the main types of financial risks incurred so that they are consistent with the running of the business and the defined strategy.

•                  Quantify and communicate to business areas the risk levels and profile that senior management considers acceptable in order to avoid incurring undesired risks.

•                  Give business areas flexibility to take on financial risks in an efficient and timely manner based on changes in the market and business strategies, and always within the risk levels considered acceptable by the entity.

•                  Enable business generators to take on a cautious yet sufficient level of risk in order to achieve budgeted results.

•                  Outline the range of products and underlying assets with which each treasury unit can operate, based on characteristics like the model, valuation systems and liquidity of the instruments involved, among other factors.

The metrics, by type of risk, used to quantify exposure or demonstrate that a risk has been materialized are detailed below:

•                  Market Risk Metrics and Limits

Given the complexity and relevance of the portfolios managed by Itaú Corpbanca, diverse instruments have been chosen to control market risk based on the characteristics of the financial products in the Trading and Banking Books: The following regulatory and internal metrics are used to monitor and control market risk:

Regulatory Risk Measurements for the Trading and Banking Books

The Bank measures regulatory exposure using the standardized methodology provided by the Chilean Central Bank (Chapter III-B-2.2 “Standards on measuring and controlling market risks in banking companies” of the Compendium of Financial Standards) and complemented by the SBIF (Chapter 12-21 “Standards on measuring and controlling market risks”), which is a risk measurement based on the standard methodology of the Basel Committee, which is designed to quantify exposure to market risks for the Banking and Trading Books.

The regulatory measurement of market risk in the Trading Book allows the Bank to estimate its potential losses from fluctuations standardized by the regulator. The regulatory limit is the sum of this risk (also known as Market Risk Exposure or MRE) and 10% of the Credit Risk Weighted Assets; in no case may this sum be greater than the Bank’s Regulatory Capital.

The Bank, on an individual level, must continuously observe those limits and report to the SBIF on a weekly basis regarding its positions at risk and compliance with those limits (SBIF C41 regulatory report). It must also inform the SBIF each month on the consolidated positions at risk of subsidiaries and foreign subsidiaries (SBIF C43 regulatory report).

The following table details regulatory limit consumption for market risk, specifically for the Trading Book as of December 31, 2017 and 2016:

	As of December 31,	As of December 31,
Limit Consumption	2017	2016
Market risk exposure (MRE)	71.3%	60.4%

The regulatory risk measurement for the Banking Book (SBIF C40 regulatory report) is used to estimate the Bank’s potential losses from standardized adverse movements in interest and exchange rates. It is important to specify that for regulatory reporting purposes, the Trading Book includes the interest rate risk of derivatives managed in the Banking Book.

The standardized regulatory report for the Banking Book (SBIF C40 regulatory report) is used to estimate the Bank’s potential economic losses from standardized adverse movements in interest rates defined by the SBIF. Currently, limits for short-term exposure (STE) to interest rate and indexation risk in the Banking Book must not exceed 35% of annual operating income (LTM moving period) and long-term limit consumption (LTE) must be less than 20% of the Bank’s regulatory capital.

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of December 31, 2017 and December 31, 201632:

	As of December 31,	As of December 31,
Limit Consumption	2017	2016
Short-term exposure to interest rate risk (STE)	45.0%	51.8%
Long-term exposure to interest rate risk (LTE)	43.2%	60.1%

(32)  For year-end 2017, the C40 short-term limit is 30% of annual operating income.

Value at Risk (VaR)

•                  Calculation of Historical Value at Risk (Non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank’s uses a 99% confidence level and a time horizon of 1 day.

•                  Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility.

The Board and senior management define limits on the Value at Risk (as of the end of the first half of 2016 it uses the volatility-adjusted Historical VaR method) that can be maintained, which is monitored on a daily basis. The measurement is also subjected to backtesting to verify that the daily losses that effectively occurred do not exceed VaR more than once every 100 days.  The result is monitored daily to confirm the validity of the assumptions, hypothesis and the adequacy of the parameters and risk factors used in the VaR calculation.

The Bank in turn calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect pockets of risk. Since VaR does not consider stress scenarios, it is complemented by stress testing. Specifically, the Bank uses metrics that take into account prospective, historical and standardized scenarios.

Although the Value at Risk model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered:

•      It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, in the Bank’s case it does not reflect what happens in the 1% of the tail. This is mitigated with the stress measures detailed below.

•      It does not consider intraday results, but only reflects the potential loss given current positions.

•      It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance).

Sensitivity Measurements

Sensitivity measurements are based on estimated scenarios for positions in the Trading and Banking books.

•                  Trading Book Positions by Risk Factor:

Trading Book positions as of December 31, 2017 and 2016, are detailed as follows:

	Position
	As of December 31, 2017	As of December 31, 2016
Risk Factor / Products	MCh$	MCh$
CLP Rate Risk
Derivatives	(738,006)	(131,852)
Investments	263,964	344,390
CLF Rate Risk
Derivatives	694,368	319,785
Investments	171,330	72,668
COP Rate Risk
Derivatives	(223,400)	4,275
Investments	384,244	381,848
UVR Rate Risk
Derivatives	—	—
Investments	—	168,828
USD Rate Risk	256,495	44,211
OC Rate Risk	10	(1,061)
FX (exchange rate)	15,620	14,089
Inflation (CLF)	—	—
Optionality (Gamma, Vega)	120	6

Trading Book positions by risk factor correspond to the fair and equivalent nominal value (exchange rate or “FX”, inflation and optionality) of the portfolios within the Trading Book. The currency position incorporates the amortized cost positions from the Statement of Financial Position, excluding the positions related to the foreign investment with their respective hedges. The currency positions in the Trading Book have limits for each currency.

•                  Banking Book Positions by Risk Factor:

FX and Inflation Positions in Banking Book:

Foreign currency and inflation positions in the Banking Book (in MCh$) as of December 31, 2017 and December 31, 2016, are detailed as follows:

	As of December 31, 2017	As of December 31, 2016
	MCh$	MCh$
CLF Position	877,152	1,118,526
FX Position	(889,075)	(684,938)

Positions in currencies other than Chilean pesos (FX) and exposure to indexation is classified by book and by their effect on the Bank’s financial statements, reflecting the spot exposure to each risk factor. It is important to highlight the impact of structural exchange rate risk arising from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the results and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 2017, greater ongoing exposure was concentrated in Colombian pesos (approximately MUS$ 1,000). The Bank hedges part of these positions on a permanent basis using currency derivatives. The currency positions in the Banking Book have limits for each currency.

Structural Interest Rate Position in Banking Book (Interest Rate Gap):

Structural interest rate risk is measured using representation by risk factor of cash flows expressed at fair value, assigned at the repricing date and by currency.  This methodology facilitates the detection of concentrations of interest rate risk over different time frames.  All positions in and outside the Statement of Financial Position must be ungrouped into cash flows and placed at the repricing / maturity point. For those accounts that do not have contractual maturities, an internal model is used to analyze and estimate their durations and sensitivities.

The following table shows the Banking Book Positions (products valued at amortized cost and available-for-sale instruments and derivatives valued at fair value) for the most important currencies in which the Bank does business as of December 2017 and 2016.

The exposures presented are the present values resulting from:

•                  Modeling contractual cash flows based on behaviors that affect market risk exposure. Example: prepayment, renewal, etc.

•                  Discounting cash flows from items accounted for on an accrual basis at a rate that represents the opportunity cost of the liability/asset.

•                  Discounting cash flows from items accounted for at market value at the market rate.

	As of December 31, 2017
CLP Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	4,256,811	892,701	1,688,269	1,315,539	665,015
Cash	387,847	—	—	—	—
Repurchase agreements	5,956	—	—	—	—
Loans to customers	2,162,363	859,897	1,614,115	1,080,663	427,787
Financial assets available for sale	67,735	32,804	74,154	234,876	237,228
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	703,689	—	—	—	—
Other assets	929,221	—	—	—	—
LIABILITIES	(6,418,945)	(1,147,278)	(3,162,828)	(1,204,044)	(221,116)
Current accounts and demand deposits	(577,488)	(83,941)	(484,133)	(901,810)	(114)
Savings accounts and time deposits	(2,229,619)	(989,646)	(2,633,395)	(194,706)	—
Debt issued	(831)	(7,952)	(45,081)	(107,528)	(221,002)
Other liabilities	(374,333)	(30,483)	—	—	—
Capital and reserves	(3,207,101)	(30,483)	—	—	—
Repurchase agreements	(29,573)	(4,773)	(219)	—	—
DERIVATIVES	819,878	456,293	268,834	(324,113)	(152,389)
Derivative instruments	819,878	456,293	268,834	(324,113)	(152,389)

	As of December 31, 2017
CLF Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	481,000	510,095	2,008,605	2,172,278	3,891,622
Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers	520,449	422,096	1,786,914	1,767,416	3,804,979
Financial assets available for sale	22,633	87,999	221,691	404,862	86,643
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	(62,082)	—	—	—	—
LIABILITIES	(352,331)	(255,086)	(423,122)	(968,507)	(3,748,085)
Current accounts and demand deposits	(15,778)	—	—	—	—
Savings accounts and time deposits	(98,353)	(244,699)	(123,995)	(41,967)	(421,726)
Debt issued	(48,724)	(10,387)	(262,792)	(878,854)	(3,319,434)
Other liabilities	(189,476)	—	(36,335)	(47,686)	(6,925)
Capital and reserves	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
DERIVATIVES	(1,209,472)	(508,032)	(817,140)	(226,061)	321,390
Derivative instruments	(1,209,472)	(508,032)	(817,140)	(226,061)	321,390

	As of December 31, 2017
FX Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
Assets	702,899	263,710	547,828	33,258	11,851
Cash	392,669	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers	132,850	263,597	547,358	20,963	10,761
Financial assets available for sale	173	79	439	12,283	1,078
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	177,207	34	31	12	12
Liabilities	(1,861,588)	(318,197)	(539,389)	(450,818)	—
Current accounts and demand deposits	(388,722)	—	—	—	—
Savings accounts and time deposits	(837,274)	(202,181)	(526,101)	(2,215)	—
Debt issued	(452,157)	(116,016)	(13,288)	(448,603)	—
Other liabilities	(116,183)	—	—	—	—
Capital and reserves	(66,994)	—	—	—	—
Repurchase agreements	(258)	—	—	—	—
DERIVATIVES	879,996	(47,020)	70,834	361,999	6,409
Derivative instruments	879,996	(47,020)	70,834	361,999	6,409

	As of December 31, 2017
COP and UVR Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	1,995,876	579,940	774,647	1,014,376	593,649
Cash	165,848	—	—	—	—
Repurchase agreements	21,263	—	—	—	—
Loans to customers	1,237,941	522,042	633,470	619,269	531,424
Financial assets available for sale	3,885	—	141,177	395,107	62,225
Financial assets held to maturity	25,145	57,898	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	541,794	—	—	—	—
LIABILITIES	(3,184,891)	(628,485)	(686,080)	(484,123)	(303,755)
Current accounts and demand deposits	(1,490,776)	—	—	—	—
Savings accounts and time deposits	(350,584)	(578,115)	(635,840)	(376,758)	(140,162)
Debt issued	—	(50,370)	(50,240)	(107,365)	(163,593)
Other liabilities	(669,363)	—	—	—	—
Capital and reserves	(674,168)	—	—	—	—
Repurchase agreements	—	—	—	—	—
DERIVATIVES	(233,772)	62,977	(330,530)	374,478	(95,155)
Derivative instruments	(233,772)	62,977	(330,530)	374,478	(95,155)

	As of December 31, 2016
CLP Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	3,501,743	870,778	2,160,430	1,290,116	543,713
Cash	456,753	—	—	—	—
Repurchase agreements	82,146	—	—	—	—
Loans to customers	2,103,570	823,545	2,126,992	1,126,147	459,420
Financial assets available for sale	320,536	47,233	33,438	163,969	84,293
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	214,411	—	—	—	—
Other assets	324,327	—	—	—	—
LIABILITIES	(6,504,266)	(1,196,757)	(2,361,334)	(227,588)	(158,564)
Current accounts and demand deposits	(1,890,606)	—	(58,425)	—	—
Savings accounts and time deposits	(3,042,768)	(1,190,542)	(2,286,425)	(157,934)	(255)
Debt issued	(831)	(4,710)	(15,982)	(69,654)	(158,309)
Repurchase agreements	—	—	—	—	—
Other liabilities	(302,491)	(1,505)	(502)	—	—
Capital and reserves	(1,267,570)	—	—	—	—
DERIVATIVES	(136,936)	(204,005)	548,898	(117,704)	48,800
Derivative instruments	(136,936)	(204,005)	548,898	(117,704)	48,800

	As of December 31, 2016
CLF Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	460,596	467,103	2,112,730	1,828,020	3,977,336
Cash	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans to customers	498,761	453,798	2,019,088	1,751,321	3,931,531
Financial assets available for sale	3,792	13,305	93,642	76,699	45,805
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	(41,957)	—	—	—	—
LIABILITIES	(366,933)	(158,745)	(1,087,649)	(892,317)	(3,218,064)
Current accounts and demand deposits	(17,596)	—	—	—	—
Savings accounts and time deposits	(221,537)	(146,567)	(498,559)	(175,591)	(423,162)
Debt issued	(41,651)	(12,178)	(542,146)	(649,782)	(2,773,046)
Repurchase agreements	—	—	—	—	—
Other liabilities	(86,149)	—	(46,944)	(66,944)	(21,856)
Capital and reserves	—	—	—	—	—
DERIVATIVES	(633,500)	(290,901)	(864,344)	448,301	233,496
Derivative instruments	(633,500)	(290,901)	(864,344)	448,301	233,496

	As of December 31, 2016
COP and UVR Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	2,777,361	610,840	667,891	761,052	690,494
Cash	328,871	—	—	—	—
Repurchase agreements	152,665	—	—	—	—
Loans to customers	1,697,264	602,867	629,102	695,626	508,008
Financial assets available for sale	44,235	7,973	38,789	65,426	182,486
Financial assets held to maturity	107,541	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	446,785	—	—	—	—
LIABILITIES	(4,229,588)	(581,868)	(765,798)	(461,681)	(309,997)
Current accounts and demand deposits	(1,759,415)	—	—	—	—
Savings accounts and time deposits	(930,983)	(570,126)	(631,854)	(342,199)	(101,967)
Debt issued	(24,653)	(11,742)	(133,944)	(119,482)	(208,030)
Other liabilities	(740,891)	—	—	—	—
Capital and reserves	(773,646)	—	—	—	—
Repurchase agreements	—	—	—	—	—
DERIVATIVES	(41,422)	(24,828)	220,845	(8,233)	(83,679)
Derivative instruments	(41,422)	(24,828)	220,845	(8,233)	(83,679)

	As of December 31, 2016
FX Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	979,846	774,212	1,123,227	31,486	34,326
Cash	349,543	—	—	—	—
Repurchase agreements	39,172	—	—	—	—
Loans to customers	645,830	774,108	1,122,529	22,872	22,093
Financial assets available for sale	287	104	698	8,614	12,233
Financial assets held to maturity	—	—	—	—	—
PP&E and investments	—	—	—	—	—
Other assets	(54,986)	—	—	—	—
LIABILITIES	(1,880,468)	(785,961)	(1,179,179)	(545,528)	—
Current accounts and demand deposits	(317,104)	—	(7,959)	—	—
Savings accounts and time deposits	(923,035)	(264,542)	(322,601)	—	—
Debt issued	(7,529)	(125,397)	(469,452)	(540,348)	—
Repurchase agreements	—	—	—	—	—
Other liabilities	(610,230)	(396,022)	(379,167)	(5,180)	—
Capital and reserves	(22,570)	—	—	—	—
DERIVATIVES	329,880	264,544	461,844	543,063	(57,615)
Derivative instruments	329,880	264,544	461,844	543,063	(57,615)

The following table summarizes the aforementioned exposures:

	As of December 31, 2017	As of December 31, 2016
Currency	MCh$	MCh$
CLP	(2,267,374)	(1,942,677)
CLF	877,152	1,118,526
COP-UVR	(550,847)	(778,611)
FX	(338,228)	93,673

•                  Sensitivity Analysis for Financial Risks

The Bank uses stress testing as a sensitivity analysis tool in order to control financial risk. This measurement is performed separately for the Trading and Banking Books.

Sensitivity is estimated using the DV01 indicator, which is a measure of sensitivity of portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms.  Although the use of DV01 to estimate potential impacts on the economic, book and equity value is easy to understand and implement, it excludes both correlations among risk factors and second-order effects.

The following table presents an estimate of the likely, but reasonable impact of fluctuations in interest rates, exchange rates and implicit volatilities (market factors) that would impact the Trading and Banking Book.

The fluctuations in market factors correspond to highly probable scenarios chosen from among a set of scenarios agreed upon based on the opinions of specialists in economics and financial risk and operators. In order to estimate sensitivity, sensitivity (DV01) and the reasonably likely scenarios must be multiplied by market factor.

Interest Rate Scenarios - Chile (basis points — 0.01%)

Scenarios for Impact on Profit and Loss (P&L)							Scenarios for Impact on Available-for-Sale Assets (AFS)							Scenarios for Impact on Accrual Book
Term	Chamber CLP	Govt CLP	Chamber CLF	Govt CLF	Curve USD	Curves MX	Term	Chamber CLP	Govt CLP	Chamber CLF	Govt CLF	Curve USD	Curves MX	Term	Chamber CLP	Chamber CLF	Curve USD
1D	(35)	48	116	314	122	(122)	1D	(35)	48	(116)	314	122	122	1M	35	116	122
3M	(35)	48	116	314	122	(122)	3M	(35)	48	(116)	314	122	122	3M	35	116	122
6M	(35)	48	116	314	122	(122)	6M	(35)	48	(116)	314	122	122	6M	35	116	122
9M	(39)	49	97	202	99	(99)	9M	(39)	49	(97)	202	99	99	9M	39	97	99
1Y	(43)	49	77	79	75	(75)	1Y	(43)	49	(77)	79	75	75	1Y	43	77	75
2Y	(40)	39	59	75	49	(49)	2Y	(40)	39	(59)	75	49	49
3Y	(46)	41	57	67	58	(58)	3Y	(46)	41	(57)	67	58	58
4Y	(56)	42	55	59	67	(67)	4Y	(56)	42	(55)	59	67	67
5Y	(66)	43	54	51	75	(75)	5Y	(66)	43	(54)	51	75	75
7Y	(63)	56	58	57	82	(82)	7Y	(63)	56	(58)	57	82	82
10Y	(59)	74	65	67	93	(93)	10Y	(59)	74	(65)	67	93	93
20Y	(59)	75	70	58	93	(93)	20Y	(59)	75	(70)	58	93	93

Exchange Rate Scenarios - Chile

Exchange Rate	Scenario for Impact on P&L	Scenario for Impact on AFS	Scenario for Impact on Amortized Cost Book
USD-CLP	8.1%	-8.1%	-8.1%
USD-COP	8.0%	8.0%	8.0%

Interest Rate Scenarios - Chile (basis points — 0.01%)

Scenarios for Impact on Profit and Loss (P&L)				Scenarios for Impact on Available- for-Sale Assets (AFS)				Scenarios for Impact on Accrual Book
Term	Govt COP	Swap IBR	Curve USD	Term	Govt COP	Swap IBR	Curve USD	Term	Curves MX	Swap IBR	Curve USD
1D	91	59	(15)	1D	91	59	(15)	1D	—	59	14
3M	91	37	(18)	3M	91	37	(18)	1M	122	35	13
6M	91	48	(8)	6M	91	48	(8)	3M	122	37	11
9M	91	54	(16)	9M	91	54	(16)	6M	122	48	26
1Y	91	60	(24)	1Y	91	60	(24)	9M	99	54	22
2Y	77	43	(33)	2Y	77	43	(33)	1Y	75	60	19
3Y	67	36	(44)	3Y	67	36	(44)
4Y	62	39	(49)	4Y	62	39	(49)
5Y	67	43	(54)	5Y	67	43	(54)
7Y	75	40	(60)	7Y	75	40	(60)
10Y	85	36	(69)	10Y	85	36	(69)
20Y	41	23	(99)	20Y	41	23	(99)

Exchange Rate Scenarios - Colombia

Exchange Rate	Scenario for Impact on P&L	Scenario for Impact on AFS	Scenario for Impact on Amortized Cost Book
USD-COP	-8.4%	8.4%	8.4%

The following table presents the impact of movements or reasonably likely scenarios applied to positions in the Trading Book that affect the Bank’s Statement of Income as of December 31, 2017 and 2016:

	As of December 31, 2017	As of December 31, 2016
Potential Impact on P&L	MCh$	MCh$
CLP Rate Risk	(849)	(2,812)
Derivatives	(847)	(2,604)
Investments	(2)	(208)
CLF Rate Risk	(7,839)	(8,069)
Derivatives	(7,839)	(8,069)
Investments	—	—
COP Rate Risk	(14,895)	(11,622)
Derivatives	(9,909)	(10,439)
Investments	(4,986)	(1,183)
UVR Rate Risk	—	(404)
Derivatives	—	—
Investments	—	(404)
USD Rate Risk	(2,001)	(2,658)
Other Currencies Rate Risk	(50)	(9)
Total Rate Risk	(25,634)	(25,574)
Foreign Exchange Risk	(755)	(1,921)
Options Risk	66	(87)
Total Impact	(26,323)	(27,582)

Option Risk includes the (Vega) and Gamma volatility risks.

The following table presents the impact on the margin of movements or reasonably likely scenarios on positions in the Banking Book as of December 31, 2017 and 2016.

Potential Impact on Banking Book	As of December 31, 2017	As of December 31, 2016
Amortized Cost	MCh$	MCh$
Impact of Interbank Rate Risk	(9,432)	(7,096)

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

In line with the effects on profit and loss of positions accounted for at fair value and amortized cost, the changes in market factors because of reasonably possible movements in interest and exchange rates also generate impacts on equity accounts as a result of the potential change in market value of the portfolio of available-for-sale instruments and the portfolios of cash flow and net foreign investment hedges, which are presented in the following table:

	Potential Impact on Equity, December 31, 2017
	DV01 (+1 bp)	Impact of Change in Interest Rate
Interest Rate	USD	MUS$	MCh$
Ch$	(386,979)	(37.01)	(22,745)
CLF	(245,812)	(47.62)	(29,261)
COP	(225,321)	(17.50)	(10,766)
UVR	—	—	—
USD	(48,791)	(2.77)	(1,700)
Other	—	—	—
Total Rate Impact	(906,903)	(105)	(64,472)

	Impact of Change in Prices
Exchange Rate	MUS$	MCh$
USD	(8)	(4,875)
COP	(9)	(5,621)
Total Exchange Rate Impact	(17)	(10,496)
Total Impact	(122)	(74,968)

	Potential Impact on Equity, December 31, 2016
	DV01 (+1 bp)	Impact of Change in Interest Rate
Interest Rate	USD	MUS$	MCh$
Ch$	(293,337)	(14.00)	(9,211)
CLF	41,167	(15.00)	(10,029)
COP	(152,241)	(8.00)	(5,588)
USD	(77,927)	(3.00)	(2,094)
Other	(159)	—	(7)
Total Rate Impact	(482,497)	(40)	(26,929)

	Impact of Change in Prices
Exchange Rate	MUS$	MCh$
USD	(1)	(269)
Other	(150)	(100,390)
Total Exchange Rate Impact	(151)	(100,659)
Total Impact	(191)	(127,588)

The Bank uses accounting hedges to efficiently manage accounting asymmetries present in financial risk exposure.

The use of accounting hedges is dependent on limits defined by the board, definitions from the ALCO and the hedging policy. The ALM Division is responsible for designing and implementing strategies and the Financial Risk Management Division for measuring and monitoring the effectiveness of hedges, generating effectiveness indicators that are continuously monitored.

•             Liquidity Risk Metrics and Limits

Liquidity risk measurements are focused mainly on quantifying whether the institution has sufficient resources to meet its intraday and interday obligations under both normal and stressed conditions. They also include a framework of indicators to forecast the occurrence of liquidity stress scenarios and clarity as to the steps to follow once the risk has occurred.

The following regulatory and internal metrics are used to monitor and control liquidity risk:

Regulatory Measurement of Liquidity Risk

Adjusted liquidity gap: the same chapter (SBIF 12-20 “Management and Measurement of Liquidity Position”) establishes that, with prior authorization from the regulator, cash outflows to retail counterparties may be assigned a different maturity than their contractual maturity based on their statistical behavior. Adjusted mismatches (local consolidated) are restricted to a maximum of:

•                  30-day mismatches in consolidated and foreign currency: 100% of Core Capital.

•                  90-day mismatches in consolidated currency: 200% of Core Capital.

The Bank, on a local consolidated level, must continuously observe those limits and periodically report to the SBIF its positions at risk and compliance with those limits using the C46 regulatory report.

The use of the liquidity regulatory limit as of December 31, 2017 and 2016, is detailed as follows:

	As of December 31,	As of December 31,
Regulatory Liquidity Indicator	2017	2016
At 30 days	18%	4%
At 30 days in foreign currency	25%	12%
At 90 days	11%	16%

Regulatory Measurement of Contractual Liquidity Gap

In accordance with SBIF chapter 12-20, the Bank analyzes all on and off-balance-sheet items that contribute cash flows at their contractual maturity point.

Balances of the Bank’s consolidated undiscounted contractual cash flows from financial assets and liabilities as of December 31, 2017 and December 31, 2016, are detailed as follows in MCh$:

	As of December 31, 2017
	Up to 1M	1M-3M	3M-6M	6M-1Y	1Y-3Y	3Y-5Y	More than 5Y	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,224,228	1,661,208	2,030,492	2,507,437	4,605,863	2,979,975	8,739,115	26,748,318
Cash	964,030	—	—	—	—	—	—	964,030
Financial instruments recorded at market value	1,031,730	1,214	230	15,516	15,448	6,634	13,339	1,084,111
Loans to other domestic banks without lines of credit	23,723	—	—	—	93,955	—	—	117,678
Lines of credit granted to other domestic banks	—	—	—	—	—	—	—	—
Commercial loans without lines of credit	1,746,846	1,401,225	1,663,302	1,489,772	2,656,850	1,677,277	4,455,127	15,090,399
Commercial lines of credit and overdrafts	(325,031)	10,376	(3,633)	97,780	49	—	—	(220,459)
Consumer loans without lines of credit	141,002	148,208	205,219	355,677	1,053,399	519,643	209,134	2,632,282
Consumer lines of credit and overdrafts	36,763	21,558	(13,488)	425,016	4,092	—	—	473,941
Residential mortgage loans	34,318	65,946	96,918	194,677	769,201	719,814	4,046,511	5,927,385
Financial instruments recorded based on issuer’s flow	18,891	250	31,240	35,122	—	—	—	85,503
Other transactions or commitments without lines of credit	703,120	—	—	—	2,599	—	—	705,719
Other lines of credit granted	—	—	—	—	—	—	—	—
Derivative instruments	(151,164)	12,431	50,704	(106,123)	10,270	56,607	15,004	(112,271)
Liabilities	(8,239,221)	(2,164,508)	(2,393,760)	(3,255,779)	(2,859,785)	(1,094,157)	(5,255,700)	(25,262,910)
Current accounts and other demand deposits	(4,141,667)	—	—	—	—	—	—	(4,141,667)
Term savings accounts - unconditional withdrawal	(2,708)	—	—	—	—	—	—	(2,708)
Term savings accounts - deferred withdrawal	(25,702)	—	—	—	—	—	—	(25,702)
Obligations with Chilean Central Bank without lines of credit	(397,707)	—	—	—	—	—	—	(397,707)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—	—	—
Savings accounts and time deposits	(1,910,317)	(1,938,606)	(2,106,012)	(2,356,981)	(905,369)	(125,129)	(789,883)	(10,132,297)
Foreign loans without lines of credit	(460,289)	(147,694)	(224,952)	(646,167)	(362,455)	(95,084)	(240,690)	(2,177,331)
Lines of credit from foreign banks	—	—	—	—	—	—	—	—
Letter of credit obligations	(3,120)	(582)	(3,191)	(6,257)	(21,623)	(16,323)	(24,732)	(75,828)
Bonds payable	(599,615)	(78,780)	(63,087)	(231,538)	(1,511,971)	(839,412)	(4,200,119)	(7,524,522)
Other obligations or payment commitments without lines of credit	(698,096)	1,154	3,482	(14,836)	(58,367)	(18,209)	(276)	(785,148)
Other lines of credit secured	—	—	—	—	—	—	—	—
Net band	(4,014,993)	(503,300)	(363,268)	(748,342)	1,746,078	1,885,818	3,483,415	1,485,408

	As of December 31, 2016
	Up to 1M	1M-3M	3M-1Y	1Y-3Y	More than 3Y	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,437,895	2,112,587	4,778,259	5,251,810	17,824,808	34,405,359
Cash	1,119,862	—	—	—	—	1,119,862
Financial instruments recorded at market value	1,004,424	359,123	118,864	494,925	1,159,907	3,137,243
Loans to other domestic banks without lines of credit	167,076	4,092	—	—	—	171,168
Lines of credit granted to other domestic banks	—	—	—	—	—	—
Commercial loans without lines of credit	1,969,379	1,525,530	3,364,118	2,816,369	9,368,578	19,043,974
Commercial lines of credit and overdrafts	(276,662)	2,781	58,006	45	45	(215,785)
Consumer loans without lines of credit	62,325	131,324	525,925	1,038,327	1,744,874	3,502,775
Consumer lines of credit and overdrafts	94,515	4,484	325,597	3,248	3,248	431,092
Residential mortgage loans	37,140	66,144	283,201	739,403	5,314,672	6,440,560
Financial instruments recorded based on issuer’s flow	30,967	470	75,868	—	—	107,305
Other transactions or commitments without lines of credit	238,207	6,092	16,098	112,494	117,408	490,299
Other lines of credit granted	—	—	—	—	—	—
Derivative instruments	(9,338)	12,547	10,582	46,999	116,076	176,866
Liabilities	(8,454,693)	(2,799,978)	(5,214,372)	(2,960,247)	(8,655,131)	(28,084,421)
Current accounts and other demand deposits	(4,318,821)	—	—	—	—	(4,318,821)
Term savings accounts - unconditional withdrawal	(2,901)	—	—	—	—	(2,901)
Term savings accounts - deferred withdrawal	(39,644)	—	—	—	—	(39,644)
Obligations with Chilean Central Bank without lines of credit	(376,629)	—	—	—	—	(376,629)
Lines of credit secured from Chilean Central Bank	—	—	—	—	—	—
Obligations with other domestic banks without lines of credit	—	—	—	—	—	—
Lines of credit secured from other domestic banks	—	—	—	—	—	—
Savings accounts and time deposits	(3,091,375)	(2,474,208)	(3,500,821)	(1,139,025)	(1,938,961)	(12,144,390)
Foreign loans without lines of credit	(245,352)	(281,556)	(1,017,915)	(109,668)	(328,524)	(1,983,015)
Lines of credit from foreign banks	—	—	—	—	—	—
Letter of credit obligations	(4,099)	(809)	(12,048)	(26,473)	(79,972)	(123,401)
Bonds payable	(40,256)	(32,952)	(632,208)	(1,638,082)	(6,217,523)	(8,561,021)
Other obligations or payment commitments without lines of credit	(335,616)	(10,453)	(51,380)	(46,999)	(90,151)	(534,599)
Other lines of credit secured	—	—	—	—	—	—
Net band	(4,016,798)	(687,391)	(436,113)	2,291,563	9,169,677	6,320,938

The preceding tables present undiscounted cash flows from the Bank’s assets (Notes 5 - 10) and liabilities (Notes 16 - 18) on the basis of maturity estimation models. The Bank’s expected cash flows could vary as a function of changes in the variable that are used to estimate asset and liability maturities.

The grouping corresponds to regulatory categories that bring together financial items with similar characteristics from the perspective of liquidity risk. These categories are modeled separately and reported in cash flows.

Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR)

In line with international risk management practices, the Bank uses the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.

The LCR aims to measure the sufficiency of high-quality assets to face a 30-day funding stress scenario. At a minimum, the institution must survive until the thirtieth day of the stress scenario with funding from liquid assets in its portfolio because, as described in the standard, managers and/or supervisors would have been able to establish timely corrective measures. The indicator also recognizes differentiated behavior for wholesale versus retail counterparties, which in the Bank’s case represent 72% and 28%, respectively, for the 30-day band. On the other hand, the NSFR focuses on maintaining sufficient stable funding to meet (long-term) stable funding needs. The bank calculates LCR and NSFR using the methodologies defined by the local regulator and the Brazilian Central Bank (BACEN). Both regulators set a limit for LCR, while the parent company establishes a limit for NSFR. The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the “Basel III Committee on Banking Supervision” (“BIS III”) that were adopted by the local Chilean regulator and the Brazilian Central Bank.

Deposits / Loans

Structurally, the Bank’s liquidity can be quantified based on the level of assets and liabilities in its balance sheet. In particular, the following table shows the ratio of deposits / loans in Itaú Corpbanca’s balance sheet. Deposits refer to the carrying amount of funds (demand and time deposits) that customers deposit in the bank, while loans are credit that the bank grants. This is a measurement of the reciprocity between the Bank’s commercial activity and the stability of its funding.

	As of December 31, 2017	As of December 31, 2016
Year-End	71.9%	78.4%
Minimum	70.2%	71.0%
Maximum	78.4%	81.5%
Average	72.3%	77.5%

Note1: loans are reported net of provisions

Liquidity Warning Levels

Warning levels seek to provide evidence or signs of potential adverse liquidity events. The most relevant warning levels include: counterparty and maturity concentration, currency concentration, product concentration, reserve management, evolution of funding rates and diversification of Liquid Assets.

Analysis of Pledged and Unpledged Assets

The following presents an analysis of the Bank’s pledged and uncommitted assets that will be available to generate additional funding as fixed-income instruments. For this, pledged assets are:

•                  Assets that have been committed or received in guarantee.

•                  Assets that an entity considers that it is restricted from using.

Available assets and investments adjusted for the delivery or receipt of guarantees for December 31, 2017 and 2016, are detailed as follows.

	Amount	Guarantees Furnished	Guarantees Received	Cash
	MCh$	MCh$	MCh$	MCh$
Year	(i)	(ii)	(iii)	(i-ii+iii)
As of December 31, 2017	999,044	(356,881)	172,881	1,528,806
As of December 31, 2016	1,980,930	423,655	383,424	1,940,699

•                  Counterparty Risk

Exposure to derivative counterparty risk is measured by recognizing the different contracts maintained with the institution’s customers, including contracts with mitigating clauses, contracts with netting, contracts with CSA and with clearing houses, which receive differentiated treatment. The following table details the netting of these transactions:

		As of December 31, 2017			As of December 31, 2016
		Assets Before Netting	Liabilities Before Netting	Net Assets	Assets Before Netting	Liabilities Before Netting	Net Assets
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives with netting agreements		127,293	(96,942)	30,351	776,613	(885,158)	(108,545)
Derivatives without netting agreements		1,121,482	(998,212)	123,270	326,156	(22,176)	303,980
Total derivatives	8	1,248,775	(1,095,154)	153,621	1,102,769	(907,334)	195,435
Net guarantees furnished in clearing houses (*)		78,097	—	78,097	56,818	—	56,818
Net guarantees furnished in bilateral agreements (*)	16.21	88,520	(79,589)	8,931	167,148	(49,776)	117,372
Net guarantees furnished		166,617	(79,589)	87,028	223,966	(49,776)	174,190
Derivatives net of guarantees		1,415,392	(1,174,743)	240,649	1,326,735	(957,110)	369,625

(*) Clearing Houses: centralized counterparties that play the counterparty role for all participants

(**) Bilateral agreements: contractual agreements between both parties for delivery of guarantees under certain conditions

Market values of derivatives that are reported in accounting do not reflect counterparty risk management using guarantees as they do not reveal the true exposures with the counterparties. The guarantees delivered (received) must be added (subtracted) from the market value in order to correctly reflect these exposures.

It is important to highlight that counterparty risk management is framed within the Bank’s corporate credit policies.

b.3) Monitoring and Governance of Financial Risks

The Board is the body in charge of the Bank’s management. Its duties include defining the institution’s strategic guidelines and supervising its risk management structure.

Risk management policies are established with the objective of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits.  Risk management policies and structures are reviewed regularly so that they reflect changes in the Bank’s activities.  The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all employees understand their roles and responsibilities.

The Audit Committee supervises the way in which the Bank monitors and manages risk and compliance with the Bank’s risk management policies and procedures and checks that the risk management framework is appropriate for the risks faced by the Bank.  This committee is assisted by the Internal Audit Department in its supervisory role.  Internal Audit performs regular and special reviews of risk management controls and procedures, whose results are reported to the Audit Committee.

In accordance with the Bank’s governance outlook, the Financial Risk Division is responsible for identifying, quantifying, analyzing, controlling and monitoring financial risk at the Bank. The Credit Risk Division is responsible for managing credit risk for the Corporate Banking, Treasury, Companies and Retail divisions.

The Financial Risk Department is part of the Planning and Control Division. The other departments within this division include Accounting, Management Control, Planning and Development, Capital Management and Investor Relations. The main objective of this corporate division is to provide accurate, timely and high-quality information to support decision making by internal and external stakeholders.

The Corporate Treasury Division is charged with managing financial risk in the Bank’s Trading and Banking Books.  In the Banking Book, this consists of managing inflation, interest rate and liquidity risk in the Bank’s balance sheet in order to maximize returns in compliance with corporate policies and current laws and regulations.  The Trading Book refers to the portfolio of financial instruments acquired to obtain short-term gains from increases in fair value arising from changes in the values of underlying variables. This book is responsible for managing currency risk for the entire balance sheet. Management of the Bank’s funding structure is an important component of managing liquidity and interest rate risk within the Banking Book or balance sheet.

The Financial Risk Division is independent from the business areas and is responsible for controlling and measuring the Bank’s financial risks (market and liquidity risk) as well as supplying, along with the Treasury Division, the ALCO with the metrics and limits for those risks, which are established in the respective policies.

The Bank’s financial risk management efforts are framed within the Financial Risk Policy, which is comprised of the Liquidity Management Policy, the Market Risk Management Policy and the Valuation Policy.

Financial Risk Management Principles

•                  Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.

•                  Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.

•                  Senior management establishes the guidelines for risk appetite, and

•                  is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

Financial Risk Management Committees

In order to guarantee the flexibility of management efforts and communication of risk levels to senior management, the following network of committees has been established:

•                      Daily Commission: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

•                      Proprietary Trading and Market Making Commission: Meets weekly to analyze strategies for managing investment portfolio or directional positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

•                      Asset and Liability Management Commission (ALM): Meets biweekly to analyze management of structural interest rate and indexation risk in the Banking Book.

•                      Liquidity and Market Commission: Meets biweekly to analyze management of funding liquidity risk.

•                      Treasury Committee: Meets monthly to analyze matters related to treasury activity and establish agreements and strategies on related matters, always in line with current ALCO policies and guidelines.

•                      Asset-Liability Committee (ALCO): Meets monthly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

•                      Board of Directors: The Board of Directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

b.3 Capital Requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During 2017 and 2016, the Bank has complied fully with all capital requirements.

The Bank maintains and actively manages core capital to cover the risks inherent to its business. The Bank’s capital adequacy is monitored using, among other measures, indices and rules established by the SBIF.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the SBIF determined that the Bank’s Regulatory Capital could not be less than 10% of its Risk-Weighted Assets. For this purpose, Regulatory Capital is determined based on Capital and Reserves or Core Capital, adjusted by:

•                  adding subordinated bonds limited to 50% of Core Capital and,

•                  subtracting the asset balance of goodwill and unconsolidated investments in companies.

•                  adding non-controlling interest up to a maximum of 20% of Core Capital.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back up each asset.  There are 5 risk categories (0%, 10%, 20%, 60% and 100%).  For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets.  Property, plant and equipment have 100% risk, which means that a minimum capital equivalent to 8% of the value of these assets is needed.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or “credit equivalent”).  For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

As instructed in Chapter 12-1 “Equity for Legal and Regulatory Purposes” of the SBIF RAN, beginning in January 2010, a regulatory change was implemented that made effective Chapter B-3 of the Compendium of Accounting Standards and its subsequent amendments, which changed the risk exposures of contingent loans, passing from 100% to the percentages indicated below:

Type of Contingent Loan	Exposure
a) Co-signers and guarantors	100%
b) Confirmed foreign letters of credit	20%
c) Issued documentary letters of credit	20%
d) Performance and bid bonds	50%
e) Unrestricted lines of credit	35%
f) Other loan commitments:
- Higher education loans Law 20,027	15%
- Other	100%
g) Other contingent loans	100%

As of year-end, the ratio of assets to risk-weighted assets is as follows:

		Consolidated Assets		Risk-Weighted Assets
		As of December 31, 2017	As of December 31, 2016	As of December 31, 2017	As of December 31, 2016
	Note	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	5	964,030	1,487,137	—	—
Transactions pending settlement	5	157,017	137,190	30,679	41,425
Trading securities	6	415,061	632,557	64,799	104,617
Receivables from repurchase agreements and securities borrowing	7	28,524	159,458	7,277	59,703
Derivative instruments		1,461,326	1,615,789	1,094,481	1,203,011
Loans and advances to banks	9	70,077	150,568	36,073	123,759
Loans to customers		19,767,434	20,449,754	17,850,495	18,713,221
Financial assets available for sale	11	2,653,066	2,054,110	501,656	326,964
Financial assets held to maturity	11	202,030	226,422	202,030	226,422
Investments in other companies	12	10,412	19,967	10,412	19,967
Intangible assets	13	1,605,234	1,657,614	435,991	469,167
Property, plant and equipment	14	130,579	119,970	130,579	119,970
Current tax assets	15	238,452	162,410	23,845	16,241
Deferred tax assets	15	161,109	287,051	16,111	28,705
Other assets	16	444,692	486,047	427,567	388,304
Off-balance-sheet assets
Contingent loans		2,199,660	2,255,880	1,319,796	1,353,528
Total risk-weighted assets		30,508,703	31,901,924	22,151,791	23,195,004

Items presented at their credit equivalent risk value, as established in SBIF Chapter 121 “Equity for Legal and Regulatory Purposes.”

	Amount			Ratio
	As of December 31, 2017		As of December 31, 2016	As of December 31, 2017		As of December 31, 2016
	MCh$		MCh$	%		%
Core capital	3,189,876	(a)	3,173,516	10.46	(c)	9.95	(*)
Regulatory capital	3,249,572	(b)	3,252,175	14.67	(d)	14.02	(**)

(a)         Core capital is defined as the net amount that should be shown in the Consolidated Financial Statements as “equity attributable to equity holders of the Bank” as indicated in the Compendium of Accounting Standards.

(b)         Regulatory capital is equal to core capital plus subordinated bonds, additional provisions, and non-controlling interest as indicated in the Compendium of Accounting Standards; however, if that amount is greater than 20% of core capital, only the amount equivalent to that percentage will be added; goodwill is subtracted and if the sum of the assets corresponding to minority investments in subsidiaries other than banking support companies is greater than 5% of core capital, the amount that the sum exceeds that percentage will also be subtracted.

(c)          The consolidated core capital ratio is equal to core capital divided by total assets for capital purposes (includes items outside the Consolidated Statement of Financial Position).

(d)         The consolidated solvency ratio is equal to the ratio of regulatory capital to weighted assets.

As of December 31, 2017, the Bank includes the following information within its management objectives, policies and processes:

(*) The consolidated core capital ratio as of December 31, 2016, estimated based on reclassifications in IAS 12 (See Note 1 letter z)), amounts to 9.98%.

(**) The consolidated solvency ratio as of December 31, 2016, estimated based on reclassifications in IAS 12 (See Note 1 letter z)), amounts to 14.03%.

•                  In accordance with the SBIF’s authorization of the business combination, it determined that the resulting bank (from April 1, 2016 onward) shall maintain regulatory capital of not less than 10% of its risk-weighted assets.

•                  The shareholder agreement established “Optimum Regulatory Capital” for Itaú Corpbanca (Chilean Bank) or Corpbanca Colombia (Colombian Bank), as appropriate, (a) of the greater of (i) 120% of the minimum regulatory Capital Ratio required by applicable law in the respective country; and (ii) the average minimum regulatory Capital Ratio of the three largest private banks (excluding the Chilean Bank and/or the Colombian Bank (measured in terms of the assets of the Chilean Bank and/or the Colombian Bank (measured in terms of assets) in Chile or Colombia, as appropriate, in each case the last day of the most recent fiscal year multiplied by (b) the risk-weighted assets (which include the risk-weighted assets of the Subsidiaries that are consolidated for the purpose of calculating the minimum regulatory Capital Ratio in each country) of the Chilean Bank or the Colombian Bank, as appropriate, as of the date one year after the last day of the most recent fiscal year, presuming that the risk-weighted assets grow during that year at a rate equal to the Minimum Growth Rate.

•                  The Bank, in consolidated terms (the owners of the Bank), has total equity of MCh$3,189,876 (MCh$3,173,516 as of December 2016).

In terms of regulatory ratios, the Bank closed 2017 with a ratio of core capital to total assets of 10.46% (9.95% in December 2016), while the Basel Index (regulatory capital to total risk-weighted assets was 14.67% (14.02% in December 2016).

b.4 Operational Risk

a.         Definition

The Bank and its subsidiaries define operational risk as the possibility of losses resulting from failures, weaknesses or inadequacy of internal processes, staff, and systems or from external events. This definition includes legal risk but excludes strategic and reputation risk. Operational risk is recognized as a manageable risk and, therefore, the Bank has designated an area within its corporate structure that is in charge of this task.

b.         Structure

In line with its business strategy, Banco Itaú Corpbanca has assigned operational risk management to the Operational Risk and Compliance Division, which acts according to an annual plan based on the strategic plan for the business areas, support areas and the Parent Company. This plan includes its own activities and others agreed with the Parent Company to comply with regulatory requirements. Time and available resources are distributed based on the organization’s objectives and size. This Division reports to the Corporate Risk Division, which in turn reports to the Bank’s Chief Executive Officer.

In the Bank’s corporate governance structure, managing operational risk is of strategic importance to its business processes. Operational risk management is based on financial industry best practices, international standards (most importantly the Basel standards) and local standards, especially Chapter 1-13 of the SBIF regulations on operational risk management.

Banco Itaú Corpbanca has adopted a model with three lines of defense as the primary means of implementing its operational risk management, internal control and compliance structure, ensuring that corporate guidelines are followed. It establishes that the business and support areas (first line of defense) are responsible for managing risks related to their processes. To accomplish this, they must establish and maintain a risk management program that ensures effective controls. The risk management program calls for all relevant risk matters to be reported to higher levels and to the Operational Risk Committee. According to Bank policy, this operational risk management program is implemented at all personnel levels and for all types of products, activities, processes and systems. Business and support units are responsible for playing an active and primary role in identifying, measuring, controlling and monitoring these risks and for understanding and managing their risks in compliance with policies.

Our methodology consists of evaluating the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of those controls and identify potential weaknesses. This perspective considers, among other factors, the volume and complexity of activities and the potential impact of the related operational losses and the control environment.

The stages and main activities of our methodology are:

Identifying risks:

•        Mapping processes.

•        Identifying risks and controls associated with processes, products, projects.

•        Identifying internal and external rules and regulations.

•        Recording operating losses.

Prioritizing and responding to risks:

•        Evaluating events.

•        Evaluating internal and external rules and regulations.

•        Classifying controls (SOX).

•        Evaluating business impacts of contingencies using a business impact analysis (BIA).

•        Corporate and regulatory self-assessment.

•        Defining the response to risk.

•        Mitigating and controlling crisis situations.

Monitoring:

•        Monitoring the internal control environment (performing walk-throughs and testing).

•        Defining and implementing risk indicators

•        Monitoring indicators and controls.

•        Assisting with implementation of actions plans to mitigate audit comments and risk events.

Reporting:

•        Management reports to the Bank’s senior management and committees.

•      Coordinating committees and commissions on operational risk,  compliance, information security, continuity, crisis management and the prevention of money laundering.

•        Management reports to parent company.

c.          Objectives

The main objectives of the Bank and its subsidiaries in managing operational risk are to:

•                  Identify, evaluate, report, manage and monitor operational risk of activities, products and processes carried out or sold by the Bank and its subsidiaries;

•                  Build a strong culture of operational risk management and internal controls with responsibilities clearly defined and duties properly segregated among business and support functions, whether developed internally or outsourced to third parties;

•                  Generate effective internal reports on matters related to operational risk management, with scaling;

•                  Control the design and application of effective plans for facing contingencies that ensure business continuity and limit loss.

In matters of training and awareness, the Bank continues to reinforce a culture of risk through e-learning courses on topics such as operational risk, information security, business continuity and the Sarbanes Oxley Act, and still conducts orientation programs for new employees.

Lastly, it continues to apply the Sarbanes-Oxley (SOX) methodologies for its main products and processes.

Note 36 - Asset and Liability Maturities

a.         Maturities of Financial Assets

The main assets grouped by maturity, including interest accrued as of December 31, 2017 and 2016, are detailed as follows: As they are instruments held for trading or available for sale, they are at fair value and may be sold within the term.

		As of December 31, 2017
		Up to One Month	Between One Month and Three Months	Between Three Months and One Year	From One to Three Years	Between Three Years and Six Years	More than Six Years	TOTAL
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Trading securities	6	18,941	298	170,098	189,735	9,365	26,624	415,061
Receivables from repurchase agreements and securities borrowing	7	27,923	601	—	—	—	—	28,524
Derivative instruments	8	112,249	102,009	199,966	260,818	284,247	289,486	1,248,775
Loans and advances to banks (*)	9	43,096	—	16,621	10,568	—	—	70,285
Loans to customers (**)	10	1,531,959	1,649,601	2,690,172	4,176,007	2,955,162	7,400,779	20,403,680
Commercial loans and other		1,226,290	1,495,103	2,513,692	2,412,002	1,919,866	4,170,668	13,737,621
Residential mortgage loans		35,428	66,596	98,292	649,867	446,737	2,855,833	4,152,753
Consumer loans		270,241	87,902	78,188	1,114,138	588,559	374,278	2,513,306
Financial assets available for sale	11	86,201	155,376	408,093	790,503	805,892	407,001	2,653,066
Financial assets held to maturity	11	55,554	6,171	113,445	23,466	430	2,964	202,030

(*) Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$ 208.

(**) Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$476,453, Mortgage MCh$39,906 and Consumer MCh$155,655.

		As of December 31, 2016
		Up to One Month	Between One Month and Three Months	Between Three Months and One Year	From One to Three Years	Between Three Years and Six Years	More than Six Years	TOTAL
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Trading securities	6	7,475	14,708	279,372	244,335	60,968	25,699	632,557
Receivables from repurchase agreements and securities borrowing	7	170,242	—	—	—	—	—	170,242
Derivative instruments	8	44,359	323,631	300,755	122,920	217,371	93,733	1,102,769
Loans and advances to banks	9	72,750	47,651	7,822	22,557	—	—	150,780
Loans to customers (*)	10	1,403,682	1,823,126	3,224,035	4,005,160	2,798,581	7,771,360	21,025,944
Commercial loans and other		1,154,967	1,683,154	3,031,744	2,320,796	1,849,412	4,616,390	14,656,463
Residential mortgage loans		29,808	50,810	76,685	566,873	402,947	2,761,394	3,888,517
Consumer loans		218,907	89,162	115,606	1,117,491	546,222	393,576	2,480,964
Financial assets available for sale	11	209,064	338,326	159,525	521,123	688,655	137,417	2,054,110
Financial assets held to maturity	11	95,697	13,405	114,514	—	—	2,817	226,433

(*) Loans and advances to banks are presented net. The amount of provisions corresponds to MCh$ 212.

(**) Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$435,806, Mortgage MCh$35,582 and Consumer MCh$127,342.

b.         Maturities of Financial Liabilities

The main liabilities grouped by maturity, including interest accrued as of December 31, 2017 and 2016, are detailed as follows:

		As of December 31, 2017
		Up to One Month	Between One Month and Three Months	Between Three Months and One Year	From One to Three Years	Between Three Years and Six Years	More than Six Years	TOTAL
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Payables from repurchase agreements and securities lending	7	420,320	600	—	—	—	—	420,920
Savings accounts and time deposits	17	2,957,278	1,858,394	3,965,237	793,684	118,388	372,262	10,065,243
Derivative instruments	8	144,639	90,445	172,606	250,792	241,810	194,862	1,095,154
Borrowings from financial institutions	18	163,031	238,151	1,074,406	529,171	104,443	86,928	2,196,130
Debt instruments issued	19	3,064	46,514	625,287	1,209,242	812,979	3,252,952	5,950,038

		As of December 31, 2016
		Up to One Month	Between One Month and Three Months	Between Three Months and One Year	From One to Three Years	Between Three Years and Six Years	More than Six Years	TOTAL
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Payables from repurchase agreements and securities lending	7	373,879	—	—	—	—	—	373,879
Savings accounts and time deposits	17	3,379,325	2,462,804	2,294,591	2,708,973	96,621	639,396	11,581,710
Derivative instruments	8	67,702	235,972	235,374	112,317	206,924	49,045	907,334
Borrowings from financial institutions	18	279,217	274,361	652,998	735,710	168,635	68,949	2,179,870
Debt instruments issued	19	3,682	1,617	495,789	1,324,415	1,366,694	2,268,056	5,460,253

Note 37 - Foreign Currency

Consolidated balances as of December 31, 2017 and 2016, include assets and liabilities in foreign currency or units indexed to variations in exchange rates, detailed as follows:

	Payable in Foreign Currency		Payable in Chilean Pesos (*)		Total
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ASSETS
Cash and due from banks	1,209,141	1,692,086	—	—	1,209,141	1,692,086
Transactions pending settlement	53,058	66,208	—	—	53,058	66,208
Trading securities	633,721	847,778	—	—	633,721	847,778
Receivables from repurchase agreements and securities borrowing	43,045	203,673	—	—	43,045	203,673
Derivative instruments	343,005	319,512	—	—	343,005	319,512
Loans and advances to banks	58,829	224,797	—	—	58,829	224,797
Loans to customers and banks	10,433,739	10,754,875	10,835	12,165	10,444,574	10,767,040
Financial assets available for sale	1,196,914	700,517	15,721	15,561	1,212,635	716,078
Financial assets held to maturity	328,782	338,039	—	—	328,782	338,039
Investments in other companies	6,739	9,909	—	—	6,739	9,909
Intangible assets	309,932	315,148	—	—	309,932	315,148
Property, plant and equipment	79,487	59,939	—	—	79,487	59,939
Current tax assets	59,170	36,896	—	—	59,170	36,896
Deferred tax assets	40,498	117,271	—	—	40,498	117,271
Other assets	286,131	390,596	—	3	286,131	390,599
TOTAL ASSETS	15,082,191	16,077,244	26,556	27,729	15,108,747	16,104,973
LIABILITIES
Current accounts and other demand deposits	3,549,162	3,791,293	—	—	3,549,162	3,791,293
Transactions pending settlement	86,410	44,614	—	—	86,410	44,614
Payables from repurchase agreements and securities borrowing	612,967	550,020	—	—	612,967	550,020
Savings accounts and time deposits	5,234,239	6,182,859	2	7	5,234,241	6,182,866
Derivative instruments	230,050	204,062	—	—	230,050	204,062
Borrowings from financial institutions	3,540,276	3,254,744	—	—	3,540,276	3,254,744
Debt instruments issued	2,260,764	2,387,535	—	—	2,260,764	2,387,535
Other financial liabilities	1,320	3,382	—	—	1,320	3,382
Current tax liabilities	—	—	—	—	—	—
Deferred tax liabilities	18,523	140,900	—	—	18,523	140,900
Provisions	148,737	119,361	—	—	148,737	119,361
Other liabilities	242,861	185,618	1,053	—	243,914	185,618
TOTAL LIABILITIES	15,925,309	16,864,388	1,055	7	15,926,364	16,864,395

(*) This includes transactions receivable expressed in foreign currency or indexed to variations in exchange rates

Note 38 — Events After the Reporting Period

Between January 1, 2017, and February 26, 2018, the date of issuance of these consolidated financial statements, there have been no other events after the reporting period that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Milton Maluhy Filho
Chief Accountant	Chief Executive Officer